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Annual Report



The Novozymes Report 2006

novozymes®
Unlocking the magic of nature

The Novozymes Report 2006

More possibilities on the Internet

This year Novozymes has launched an online reporting universe which brings together Novozymes' reporting on a dedicated website.

The annual report is part of this website and is at the heart of its content. We will continuously supplement the annual report with the latest information – such as our quarterly announcements, news and teleconferences – until we tie everything together once again in the next annual report.

The idea behind this reporting universe is to make information more accessible and meet users' varying needs. Among other things, individual users can therefore put together their own version of the report using the "My Report" functionality. It will also be possible to download teleconferences as podcasts or explore interactive collages, for example.

This reporting universe should be seen in the context of the rest of www.novozymes.com, with special updates and links to other pages on Novozymes' website. Comments and feedback on the reporting universe and The Novozymes Report 2006 are more than welcome and should be sent to the editors.

Reporting and auditing

The Novozymes Report 2006 has been audited by PricewaterhouseCoopers (PwC), which has also examined and assessed the report on the basis of the AA1000 Assurance Standard.

This audit covered financial, social and environmental data, and PwC has audited all of the articles in The Novozymes Report 2006. Online these are marked **+§ Audited by PwC**. See also the statements in the report. PwC has not audited the section of the report found online under the heading "Other information".

"Other information" includes our Communication on Progress with respect to the Global Compact, an overview of reporting with respect to the Global Reporting Initiative (GRI), and data from our activities in Brazil, China, Denmark, Sweden, the UK and the USA.

The report has been produced in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act, and the additional requirements of the Copenhagen Stock Exchange for submitting accounts. It has also been prepared in accordance with the Global Reporting Initiative Guidelines for Sustainability Reporting (2002).

In the event of any discrepancy between the printed report and the online version, the printed report is to take precedence.

Visit Novozymes' online reporting universe

http://report2006.novozymes.com

Contents

"We imagine a future where our biological solutions create the necessary balance between better business, cleaner environment and better lives."

Innovation is the way forward



2006 was the year when energy – and alternative fuels – moved even higher up the global political agenda. We were delighted to see this at Novozymes.

We are working towards a future with the necessary balance between better business and a cleaner environment and better lives. Our products and technologies can help to overcome many of the challenges the world currently faces in this respect.

Our results show that there is real interest in Novozymes' biological solutions. In 2006, we recorded top-line growth of 8% and growth in earnings of 11%.

These are good results. But it remains very important for us to focus on developing new products and technologies, and optimising our existing ones, if we are to sustain this development.

New competences create new opportunities

We are not resting on our laurels. On the contrary, we are working hard to keep finding new applications for our technology and so open up new earnings opportunities. One good example is the development of enzymes and technology for second-generation bioethanol, and in 2006 we entered into partnerships with bioethanol producers Broin in the USA and China Resources Alcohol Corporation in China.

2006 also brought new knowledge, new research possibilities and 279 new colleagues through the acquisition of Qingdao Huayuan Fine Bio-Products Co. Ltd in China, Delta Biotechnology Ltd in the UK and GroPep Ltd in Australia. The latter two companies' expertise in ingredients for the biopharmaceutical industry is helping Novozymes to build up a broad portfolio of capabilities in this business area.

Innovation as spearhead

Novozymes is the market leader in enzymes and microorganisms. One reason why we have gained this position is that we use innovation strategically in the battle for market share in both existing and new markets. In markets where we already have a foothold, we strive constantly to optimise our existing solutions so that we can improve our customers' products and maintain – and ideally increase – our market share.

In 2006, for example, we launched a new detergent enzyme that can remove stubborn stains like blood, and a more effective enzyme for the production of bioethanol from starch using the 'cold' or 'one-step' process. However, for Novozymes innovation is not just about new or optimised solutions and products. We also use innovation actively in our own production, and we improved our productivity once again in 2006. Rising productivity makes for greater profitability and so increased scope to invest in continued innovation.



Exciting times ahead

The world is changing all the time. We are continuing to see new challenges emerging that we can meet by developing new biological solutions, or the world suddenly becoming ready for technologies that we have already developed. As in 2006, we will remain on the lookout for new openings for Novozymes' biotechnology and production facilities so that we can continue to help promote sustainable development.

Steen Riisgaard, President and CEO



Key figures 2006

Sales:	DKK 6,802 million
Operating profit:	DKK 1,340 million
Net profit:	DKK 911 million
Operating profit margin:	19.7%
Free cash flow before acquisitions as a percentage of sales:	15.6%
Return on invested capital (ROIC):	20.2%
Water consumption, 1,000 m³:	4,893
Energy consumption, 1,000 GJ:	3,322
Frequency of occupational accidents:	3.7
Frequency of occupational diseases:	1.5

Sales

Sales rose by 8%



DKK million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
02
03
04
05
06

Operating profit and net profit

Operating profit rose by 11%.



Net profit
Operating profit
DKK million
1,400
1,200
1,000
800
0
02
03
04
05
06



Operating profit margin and free cash flow before acquisitions as a percentage of sales
Operating profit margin was 19.7%.



Free cash flow before acquisitions as a percentage of sales
Operating profit margin
%
20
16
12
8
4
0
02
03
04
05
06

Return on invested capital after tax (ROIC)
Return on invested capital (ROIC) rose to 20.2%.



%
20
16
12
8
4
0
02
03
04
05
06

Trend in the actual consumption of water and energy in relation to sales measured in local currencies
Index taking 2000 as a base year.



Sales in local currencies
Energy consumption
Water consumption
Index
160
150
140
130
120
110
100
90
00
01
02
03
04
05
06

Occupational accidents and diseases
The frequency of occupational accidents fell to 3.7.



Frequency of occupational accidents
Frequency of occupational diseases
Per million working hours
10
8
6
4
2
0
02
03
04
05
06



Sales, markets and competitors

Novozymes sells more than 600 products in more than 40 different industries in 130 countries worldwide. Sales of enzymes and microorganisms account for 95% and 5% respectively of Novozymes' business.

Biotechnology for industry

Novozymes' biological solutions form part of many different industrial processes and are therefore involved in the manufacture of a very wide range of products.

Whether we are talking about enzymes, ingredients for the biopharmaceutical industry, or microorganisms, Novozymes' goal is to use biotechnology as a new and better solution in industry, and as a solution that can promote sustainability in a broad sense. This is one of the ways in which we can work with other companies towards sustainable development. We are convinced that modern biotechnology and its application to industrial problems are a key way forward in this respect.

Sales and markets

Novozymes generated healthy sales growth in 2006. Sales increased by 8% to DKK 6,802 million from DKK 6,281 million in 2005. Growth in local currencies was 9%, and organic growth was just above 7%.

The main growth engines for Novozymes in 2006 were developments in the developing markets and in bioethanol.

Enzymes for industrial use

Enzymes for industrial use account for 95% of Novozymes' sales, making them our largest business segment. They are divided into the following categories:

› Detergent enzymes
› Technical enzymes
› Food enzymes
› Feed enzymes

Enzymes for detergents

Sales of detergent enzymes grew by 1% in 2006. Growth in local currencies was 2%. The improvement was due primarily to growing sales of detergent enzymes in the developing markets and to increased market penetration for new products in general. The overall development was also buoyed by the stabilisation of sales in more established markets during 2006.

Novozymes launched one new enzyme for detergents in 2006.

The positive trend in the developing markets is expected to continue in 2007. Novozymes anticipates sales growth of 1-3% in 2007.

› Novozymes' market share: 50-55%
› Anticipated long-term annual sales growth in local currencies: 1-3%

Geographical distribution of sales


North America 30%
Asia Pacific 21%
Latin America 7%
Europe, Middle East & Africa 42%

Distribution of sales in %


Microorganisms 5%
Feed enzymes 10%
Detergent enzymes 30%
Food enzymes 24%
Technical enzymes 31%

Technical enzymes

The most important products in this business area are enzymes for the starch, textile and bioethanol industries, as well as enzymes for the leather and forest products industries and various other smaller industries. Sales of recombinant ingredients to the pharmaceutical industry and sales of hyaluronic acid are also included in this business area in 2006.

Sales of technical enzymes grew by 23% in 2006, due primarily to strong growth in sales of enzymes to the bioethanol and starch industries. In local currencies, sales of technical enzymes increased by 24% in 2006.

The growth in sales of enzymes for bioethanol was driven primarily by burgeoning demand in North America. Sales in Europe and Asia showed healthy growth rates, albeit still from very low levels. The growth in the bioethanol market is due partly to a global desire to increase the use of alternative energy sources and the associated political support.

Enzymes for the starch industry, which are used in the manufacture of sweeteners, showed healthy growth rates, due partly to increasing demand for alternatives to sugar, and partly to increasing use of sweeteners in general, especially in Asia.

There was a small increase in sales of enzymes to the textile industry, primarily driven by increased sales to the textile mill industry.

Sales of recombinant ingredients to the biopharmaceutical industry and sales of hyaluronic acid both increased, boosted by three acquisitions made in 2006. From 2007 onwards, sales of biopharmaceutical ingredients will be reported as a separate business area. Sales of biopharmaceutical ingredients accounted for DKK 134 million of the total for the 'Technical enzymes' business area in 2006.

Novozymes launched three new products in this business area in 2006, including two new enzymes for the production of bioethanol from starch using the 'cold' or 'one-step' process.

Sales of enzymes to the bioethanol industry are expected to make a major contribution to Novozymes' overall sales growth again in 2007. Sales of technical enzymes as a whole are expected to grow by around 15% in 2007 (excluding biopharmaceutical ingredients).

› Novozymes' market share: 50-55%
› Anticipated long-term annual sales growth in local currencies: around 15%

Sales of detergent enzymes


DKK million
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06

Sales of technical enzymes


DKK million
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06

Enzymes for food

Food enzymes include products for the baking, brewing, beverage alcohol, fruit juice and wine industries, and other food industries such as the dairy industry and the oils & fats industry.

Sales of food enzymes grew by just below 8% in both DKK and local currencies. Increased sales of baking enzymes contributed to this growth, with the successful implementation of a new distribution set-up in the North American market and increasing market penetration having had a particularly positive impact. Sales of enzymes for beverage alcohol and processed foods also showed healthy growth, driven partly by rising demand in Asia, while sales of enzymes to the brewing industry were on a par with 2005.

Novozymes launched two new products in this business area in 2006: one for the baking industry and one for the brewing industry.

Sales of food enzymes are expected to grow by 3-5% in 2007.

› Novozymes' market share: 30-35%
› Anticipated long-term annual sales growth in local currencies: 10-15%

Enzymes for feed

Sales of feed enzymes were 6% lower than in 2005, both in DKK and local currencies. The decrease was due primarily to lower prices for the phytase product group, changes in product mix and to local competition in China. Another reason for the development in 2006, which will also affect sales in the future, is the nature of Novozymes' alliance with DSM in the feed enzyme area. Productivity improvements for new phytase products have had a negative impact on the top line, as part of the increase in productivity is shared with the partner.

Novozymes anticipates growth in sales of feed enzymes of 1-3% in 2007.

› Novozymes' market share: 40-45%
› Anticipated long-term annual sales growth in local currencies: 5-10%

Sales of food enzymes


DKK million
2,000
1,600
1,200
800
400
0
02
03
04
05
06

Sales of feed enzymes


DKK million
1,000
800
600
400
200
0
02
03
04
05
06

Microorganisms for industrial use

This business area includes microorganisms for institutional and household cleaning, wastewater treatment, aquaculture and plant care.

Sales of industrial microorganisms grew by 13% in 2006. In local currencies growth was 14%. There was a generally positive sales trend in all areas, but sales for institutional and household cleaning made a particular contribution to growth. Although still a small area, sales of microorganisms for aquaculture showed very good growth rates. The geographical diversification of sales continued, with a growing share of sales in Asia and Europe.

Novozymes launched two new products for institutional and household cleaning in 2006.

Growth in 2007 is expected to be moderate.

› Novozymes' market share: around 50%
› Anticipated long-term annual sales growth in local currencies: around 10%

Biopharmaceutical ingredients

Biopharmaceutical ingredients will be a separate business area with effect from 2007, spanning sales of recombinant ingredients and new technologies to the biopharmaceutical industry.

Up to and including 2006, these have been reported as part of the 'Technical enzymes' business area and include sales from Novozymes Biopharma in Sweden and the two companies acquired by Novozymes in this area in 2006: Delta Biotechnology Ltd in the UK and GroPep Ltd in Australia. Sales totalled DKK 134 million in 2006.

Developments in 2007 will be significantly affected by the full-year effect of the acquisitions made, and the area is expected to grow by 100%.

› Anticipated long-term annual sales growth in local currencies: 10-15%

State of competition

Novozymes maintained its position as the global market leader in enzymes and microorganisms for industrial use in 2006. The company's global market share is estimated to be 46% for enzymes and 50% for microorganisms.

Sales of microorganisms


DKK million
500
400
300
200
100
0
02
03
04
05
06

State of competition within enzymes for industrial use


Others 24%
BASF 4%
DSM 6%
Danisco/Genencor 20%
Novozymes 46%

Report of the Board of Directors

2006 was another satisfactory year for Novozymes. The company lived up to its expectations for sales and earnings, and its financial results and market position in 2006 are considered very satisfactory.

This performance can be attributed largely to continued innovation, product launches and productivity improvements.

2006 saw the acquisition of a number of interesting assets, including Delta Biotechnology Ltd and GroPep Ltd, which are expected to contribute to the development of a new business area within biopharmaceutical ingredients and so to future growth.

Financial results

Novozymes generated sales of DKK 6,802 million in 2006, an increase of 8% compared with 2005. Organic growth was just above 7%. Operating profit grew by 11% to DKK 1,340 million, and the operating profit margin climbed to 19.7%. Net profit increased by 6% to DKK 911 million. Free cash flow before acquisitions was DKK 1,058 million.

Environmental and social results

Novozymes is continuing to work on more efficient utilisation of resources. The original targets for 2006 were maximum increases of 7% and 9% in the consumption of water and energy respectively, based on sales growth of 7% in local currencies. As the realised growth for 2006 calculated in local currencies was 9%, the targets were revised to 9% for water and 11% for energy to reflect the higher level of activity. Novozymes met both these targets.

A number of other targets were also set for Novozymes' environmental and social performance in 2006; with the exception of the target for employee turnover, all quantitative targets were met.

Shareholder value

Novozymes A/S' B share ended the year at DKK 486, corresponding to an increase of 41% over the year. There was some turbulence on the stock market in 2006, due partly to disappointing figures for the European economy, fears of rising interest rates and inflation, and volatile oil prices. The Novozymes share outperformed the Copenhagen Stock Exchange's OMXC20 blue-chip index, which gained 12% in 2006.

Novozymes' market capitalisation was DKK 31.6 billion at the end of 2006, an increase of DKK 7.6 billion since the start of the year and DKK 20.3 billion since the company was first listed on the stock exchange in 2000. Novozymes has also paid a total of DKK 1,135 million in dividends to shareholders since the stock exchange listing in 2000. The proposed dividend for 2006 is DKK 278 million. The Board is extremely pleased with this performance.

For the sixth year in a row, Novozymes was ranked by Dow Jones Sustainability Indexes as the most sustainable biotechnology share, both in Europe and worldwide. This ranking backs Novozymes' continued work on economic, environmental and social responsibility as a source of value in the company's long-term growth.

Novozymes made total payments to shareholders of DKK 1,362 million in 2006, breaking down into a dividend of DKK 255 million for the 2005 financial year and share buy-backs of DKK 1,107 million. The Board recommends a payout of DKK 4.50 per share, which is in line with the existing dividend policy.

Novozymes has regularly bought back shares and cancelled them in recent years, so reducing its share capital. These buy-backs have formed part of the adjustment of the company's capital structure initiated in 2004, when the Board approved a buy-back programme with a ceiling of DKK 2.5 billion, subsequently extended to DKK 4 billion. Since floating in 2000, Novozymes has bought back shares for a total of DKK 4,016 million, DKK 3 billion of which under the above ceiling.

The Annual Meeting of Shareholders on March 1, 2006 resolved to write down the company's share capital by DKK 46 million. Following this write-down, the company has share capital of DKK 650 million, corresponding to 65 million shares. The ceiling for the year's buy-backs was raised during the year from DKK 1,000 million to DKK 1,350 million. Novozymes bought back shares for DKK 1,107 million in 2006. This leaves Novozymes' equity ratio at around 43%, which means that the aims of the capital adjustment programme have been achieved. Share buy-backs of up to DKK 500 million are anticipated in 2007 under the existing DKK 4 billion buy-back programme.

Novozymes has two classes of share: A and B. All of the A shares are owned by the holding company Novo A/S, which holds the voting majority in Novozymes. The Board still considers it an advantage for Novozymes to have a stable, long-term shareholder with a sharp focus on the company delivering shareholder value.

Long-term financial targets

In 2005 the Board confirmed that the long-term financial expectations for Novozymes formulated in connection with its admission to the stock exchange in 2000 had been fulfilled.

Given the current earnings levels, Novozymes wishes to develop and extend the existing business and focus on long-term growth, while retaining the company's existing financial targets. In the light of the sharper focus on acquisitions and increased investment in long-term growth opportunities introduced in 2005, the Board has therefore again decided to retain the company's long-term financial targets. These are:

› Annual growth in operating profit of at least 10%
› Operating profit margin of around 17%
› Return on average invested capital after tax of at least 15% per annum

Expectations for 2007

Novozymes has the following expectations for its financial, social and environmental performance in 2007:

Financial expectations

› Growth in sales of 8-10% in local currencies, or 7-9% in DKK terms at current exchange rates
› Growth in operating profit of 5-7%. Exchange rate movements are expected to have a negative impact on growth in operating profit in 2007. All other things being equal, the sensitivity of operating profit to fluctuations in exchange rates in 2007 is expected to be DKK 35-45 million for the USD and DKK 5-10 million for the JPY, based on a 5% change in the exchange rate
› Operating profit margin of around 19%
› Net financial costs of around DKK 110 million
› Growth in net profit of 5-7%
› Return on invested capital after tax of 19-20%
› Free cash flow before acquisitions of DKK 800-900 million
› Investments in property, plant and equipment before acquisitions in the region of DKK 600-700 million

Since around 98% of Novozymes' sales take place outside Denmark, fluctuations in the exchange rates for the most important sales currencies will have a significant impact on the financial results for 2007. The company's financial expectations are based on the spot rate on January 24, 2007 for its most important currencies, including the USD and JPY.

(DKK)	USD	JPY	CNY
Average exchange rate for 2006	595	5.11	74.58
Spot rate on January 24, 2006	573	4.72	73.75
Change	(4%)	(8%)	(1%)

Social and environmental expectations

Novozymes' environmental and social goals include both quantitative targets and qualitative targets for the development of the business in terms of social responsibility.

Quantitative targets for 2007

› Limit the increase in water consumption to a maximum of 1% less than realised sales growth in local currencies
› Limit the increase in energy consumption to a maximum of 1% less than realised sales growth in local currencies
› Achieve a percentage of waste recycled of more than 40%
› Limit emissions of ozone-depleting HCFCs to below 2,300 kg
› Avoid significant spills/releases
› Keep employee turnover below 8%
› Keep employee absence below 3%
› Avoid fatal occupational accidents
› Avoid life-threatening or serious occupational accidents
› Keep the frequency of occupational accidents below 4.5 per million working hours

Qualitative targets for 2007

Novozymes has a goal of increasing its contribution to sustainable development and working together with both customers and suppliers in this respect. There will be a particular focus on reducing emissions of greenhouse gases.

› Develop a method of indicating the potential of enzyme products to reduce emissions of greenhouse gases
› Reduce greenhouse gas emissions by more than 35,000 tons through growth in selected industries
› Develop a step-by-step approach to how and when collaboration with suppliers on sustainability issues is to be further developed

Business highlights 2006

Enzymes for industrial use

Novozymes launched six new enzyme products in 2006, including solutions for the detergent and bioethanol industries. The number and quality of research projects under development remain high, which bodes well for the company continuing to launch five to seven new products a year.

Bioethanol was a focus area in 2006, not only in the media but also politically. Sales of enzymes to the bioethanol industry made a significant contribution to Novozymes' sales growth in 2006. Demand for enzymes for this type of fuel is expected to continue to make this business area particularly interesting for Novozymes in the future.

Also in the bioethanol field, Novozymes entered into two alliances in 2006 focusing on the future technology where bioethanol is expected to be produced from cellulosic material, also known as biomass. In June the company concluded a cooperation agreement with the Chinese company China Resources Alcohol Corporation covering research into technologies for using cellulosic biomass to produce bioethanol, and in October Novozymes extended its existing partnership with US company Broin to include the development of commercially viable bioethanol from biomass.

Asia is growing in importance for Novozymes. Over the last three years, sales there have grown by an average of 10% a year. Rising standards of living in a number of countries and growing interest in the environment spell good opportunities for continued sales growth.

Continued productivity improvements were one important reason why Novozymes was able to deliver growth in operating profit of 11% in 2006 despite rising raw material and energy prices and increasing investment in long-term growth. Among other things, productivity improvements were helped by the launch of two new bioethanol products.

Microorganisms for industrial use

The microorganisms business put in a satisfactory performance in 2006. It continued its geographical diversification, and what was once a primarily North American business generated more than 30% of its sales outside North America in 2006.

Several new products were launched during the year, including Novo BioClean, a microorganism for institutional and household carpet-cleaning agents.

In September 2006 Novozymes acquired a pest control technology for the microorganisms business. This technology supplements the company's existing activities in microorganisms.

Biopolymers and recombinant ingredients for the biopharmaceutical industry

At the beginning of 2006 Novozymes acquired the shares of Qingdao Huayuan Fine Bio-Products Company Ltd, a small Chinese producer of hyaluronic acid. This gave Novozymes access to a dedicated manufacturing facility for the production of biopolymers. The acquisition also supplemented the existing product portfolio.

With a view to becoming a leading supplier of recombinant ingredients to the biopharmaceutical industry, Novozymes also focused on recombinant ingredients for cell cultures in 2006. Cell culture ingredients are used in the production of certain biopharmaceutical products. In 2006 Novozymes acquired two companies working mainly in this area. The acquisition of Delta Biotechnology Ltd in the UK and GroPep Ltd in Australia has given Novozymes extensive know-how in recombinant ingredients and a commercial platform, supplementing Novozymes' own research project in recombinant human serum albumin for cell cultures. Following the acquisition of these two companies, Novozymes expects to be able in the future to offer a platform of non-animal ingredients spanning the three main ingredients for cell cultures in the production of biopharmaceutical products.

The development of plectasin is proceeding to plan. Plectasin is an antimicrobial peptide and a potential new antibiotic. Preliminary research results suggest that it can combat multi-resistant bacterial infections. The project is now in the preclinical testing phase, and Novozymes is working actively on finding the right partner to handle the bulk of the remaining development process and potential commercialisation of the product.

Other business matters

Significant pending litigation

The Danish arbitration case brought by Danisco in 2001 concerning Novozymes' alleged unlawful use of lipase-related inventions and alleged failure to fulfil some of its contractual obligations was settled in 2006 to both parties' satisfaction.

The US lawsuit concerning Danisco's infringement of a patent in the bioethanol industry has been partially decided in the court of first instance. In August 2006 it was established that Danisco's subsidiary Genencor has infringed one of Novozymes' patents. The matters of damages and injunctions are expected to be decided by the same court in the first quarter of 2007.

Potential business risks

Novozymes' business builds largely on the contained use of gene technology for industrial applications. Society's acceptance of the use of this technology is therefore of great importance. Novozymes strives for openness towards its stakeholders and works actively to communicate the advantages of using gene technology.

As a result of Novozymes' global activities and substantial sales in foreign currencies, the company is exposed to movements in exchange rates. Currency exposure is therefore a significant financial risk factor for the Group. Novozymes hedges its currency exposure with the primary aim of reducing any negative impact of changes in exchange rates and increasing the predictability of the Group's financial results.

Events occurring after the close of the financial year

In 2004 a share-based incentive programme was introduced for Novozymes' Executive Management covering the period 2004-2006. A pool of 185,955 B shares was allocated for this purpose from the company's holding of treasury shares. After the results for 2006, the total economic value added during the period was DKK 1,694 million. The full share bonus has therefore been released to the Executive Management following the Board's approval of the annual report.

New incentive programmes for Executive Management and other employees

The Board of Directors has approved new incentive programmes for Executive Management and the company's other employees with effect from 2007. Both programmes are based on share options and cover the years 2007, 2008, 2009 and 2010. It has also been decided to extend the existing incentive programme for managerial employees by two years, so that all the company's incentive programmes now run up to and including 2010.

The three share option programmes are based on fulfilment of Novozymes' ambition of achieving sales of DKK 10 billion in 2010 and of specified financial and non-financial targets. The new incentive programmes are described in detail in "Financial, environmental and social discussion".

Remuneration of the Board of Directors

It has also been decided to recommend to the Annual Meeting of Shareholders that the Board's remuneration be increased from DKK 3 million to DKK 4 million with effect from January 1, 2007.

novozymes



Corporate governance

Corporate governance is about frameworks for business management, including the overall principles and structures regulating interaction between the company's management bodies. The aim is openness and transparency, to give our stakeholders a relevant insight into the business.

In line with the 'comply or explain' principle, the Board has considered the revised Corporate Governance Recommendations which form part of the disclosure obligations for companies listed on the Copenhagen Stock Exchange.

The Board is of the opinion that Novozymes conforms to the Copenhagen Stock Exchange's recommendations in the most appropriate way. Thus the company complies with the revised recommendations with two exceptions:

› Information on the remuneration of the company's management is provided at an aggregate rather than an individual level.

› Due to the limitations of the law, the articles of association of the Novo Nordisk Foundation, and the ownership structure of Novozymes, the Board reserves the right to reject takeover bids without presentation to shareholders in certain circumstances.

Over a number of years Novozymes has used and further developed a self-assessment system which meets the recommended criteria for the work of the Board and Executive Management. As part of the Board's annual follow-up work, the self-assessment in 2006 resulted in the following initiatives:

› Continuing the practice of having senior employees giving presentations at Board meetings.

› Continuing the practice of the Board visiting one of Novozymes' subsidiaries in connection with the annual strategy meeting, assuming there is a natural tie-in between the meeting's main strategic themes and the subsidiary's activities and/or geographical location.

› Continued focus on growth.

› Greater clarity about the background to the discussion of given topics, and clearer formulation of the expectations of individual Board members with respect to preparation for and contributions to the discussion.

› Better coverage at Board meetings of topics relating to communication, organisational development and human resources.

› Continued focus on risk factors through the use of the risk matrix and the annual reporting on the company's insurance position.

› Formulation of a description of Executive Management's specific expectations of individual Board members, possibly with the Chairman's mediation.

› Formulation of an overview of the Board's core skills, including any missing skills.

See also the article "Safeguarding Novozymes' values ensures cohesion and development".

For a detailed description of Novozymes' approach to corporate governance and its management and control systems, including an update with respect to the revised Corporate Governance Recommendations from the Copenhagen Stock Exchange, see www.novozymes.com > About us

Acquisitions strengthen Novozymes in biopharmaceutical ingredients

Ingredients produced with the help of gene technology are gaining ground in the biopharmaceutical industry. Novozymes came a big step closer to its goal of being a leading supplier of recombinant ingredients for cell cultures in 2006 and is now close to being able to supply the three most important such ingredients. Our strategy in this area includes both internal projects and acquisitions.

The biopharmaceutical industry produces a variety of medicines based on proteins which can in many cases only be obtained from the organs or blood of animals or humans. There is therefore a risk of transferring disease from animals to humans or between humans, and so the authorities are keen for these ingredients to be replaced with other, risk-free solutions. This may mean ingredients produced with the help of gene technology, also known as 'recombinant' ingredients.

Recombinant ingredients do not transfer disease and also have a number of other advantages over ingredients from animals and humans. The recombinant production method results in more uniform quality and ensures that customers can be supplied with sufficient quantities of ingredients, precisely because production is not dependent on material from animals or humans.

Novozymes in a strong position

Novozymes' activities in the biopharmaceutical field include:

› Production of biopharmaceutical proteins
› Development of recombinant human serum albumin (rHSA) for cell culture media
› The activities of the companies Delta Biotechnology Ltd and GroPep Ltd acquired by Novozymes in 2006

Several of these areas are still under development.

The biopharmaceutical industry uses cell culture media to ensure the right growth conditions for the cell cultures used in the manufacture of medicines. Three ingredients are particularly important in cell culture media: albumin, transferrin and insulin analogues, which transport nutrients to the cells so that they can grow.

Thanks to the know-how, technology and expertise at Novozymes Delta and Novozymes GroPep, Novozymes expects to command a strong position when competing in this market. Novozymes could become the only producer capable of delivering a recombinant version of all three of the most important ingredients, so eliminating the risk of transferring disease.

Novozymes is working with leading distributors like Millipore/Celliance and SAFC Biosciences that specialise in supplying solutions to the biopharmaceutical industry. This will help to ensure that the products have the best possible access to the pharmaceutical market.

Novozymes Delta Ltd

In July 2006 Novozymes acquired UK company Delta Biotechnology Ltd (now Novozymes Delta Ltd) from the sanofi-aventis group. The Nottingham-based company generated sales of around DKK 100 million in 2006 and has around 100 employees. The acquisition has brought additional know-how and technology in the market for recombinant human serum albumin (rHSA).

Novozymes Delta's most important product is Recombumin®, an FDA-approved rHSA product. Its uses include extending the shelf-life of vaccines.

As well as several other rHSA projects, Novozymes Delta has a development project in recombinant transferrin, a protein which is particularly good at transporting iron. The acquisition has also given Novozymes a technology



called albufuse™, which can extend a medicine's action by fusing it with albumin, and significant expertise in the production of proteins in yeast cells.

Novozymes GroPep Ltd

In December 2006 Novozymes acquired Australian listed company GroPep Ltd (now Novozymes GroPep Ltd). The Adelaide-based company generated sales of around DKK 70 million in the 2005/06 financial year and has around 80 employees.

Its most important product is an insulin-like growth factor (IGF) analogue. Novozymes GroPep Ltd also markets a number of other recombinant cell culture ingredients for the biopharmaceutical industry and has a specialist sales organisation which works with the big distributors on marketing these ingredients to the biopharmaceutical industry. The company has various pharmaceutical projects under development.

Read more about the products and technologies of Novozymes Delta Ltd and Novozymes GroPep Ltd at www.biopharmaceuticals.novozymes.com

Novozymes' innovation to extend far and wide

Novozymes' innovation is wide-ranging, and we are pursuing a strategy of moving into new areas where we can apply our core technologies. In the enzyme business, we have set ourselves the target of promoting innovation and finding completely new and different ways of using enzymes.

Novozymes invested 13% of sales in research and development in 2006, an increase on 2005. This is due partly to our long-term growth initiative from 2005, when we decided to invest up to DKK 60 million more a year in market-expanding activities over a period of four to five years.

This DKK 60 million is being used primarily to discover and develop new business areas, partly through the New Business Development department created in 2005 to focus on new areas in enzymes and microorganisms. However, these new projects are still at a very early stage.

In connection with Novozymes' 2005 strategic initiative, we have sharpened our focus on research projects with the potential for large returns. We have accepted higher levels of risk for these projects than for our other research projects. This increased risk exposure needs to be seen in the light of how Novozymes' growing earnings capacity has put us in a better position to concentrate on accelerating growth.

Radical innovation in the core business

In enzyme research we have been focusing on radical innovation – in other words, the ability to discover new products, technologies or solutions which will make a fundamental difference in our customers' markets, rather than simply improving existing products. In this context we have analysed the basis for innovation at Novozymes, our innovation culture, and even our research organisation. Actions taken include adapting our organisation and systems to promote a climate of innovation and provide a better platform for radical projects at Novozymes.

Patents protect the business

Novozymes protects its new knowledge and inventions through an active patenting strategy. We file patent applications for new products, processes and applications as early as at all possible. If anyone infringes our patents, we take the necessary steps to protect our intellectual property rights, where necessary pursuing the matter through the courts.

At the end of 2006 we had more than 5,000 granted or pending patents. We regularly adjust our patent portfolio to ensure that we retain only those that we believe are, or may one day be, important for our business.

Novozymes' technological platform

Novozymes' core technological expertise centres on enzymes and other protein molecules – from us discovering them to their production and their use by our customers or consumers.

Selected research projects

Enzymes for industrial use

Detergent enzymes
New, improved cleaning and fabric care properties, new concepts, improved dishwashing products

Technical enzymes
- New technologies and improved processes e.g. for starch, bioethanol and forest products
- New industries: digestion disorders in humans

Food enzymes
Enzymes for the baking industry. New concepts for brewing, dairy and oils & fats

Feed enzymes
Improved phosphorus release, vegetable protein, aquaculture

Approx. 85% of R&D resources

Our most important technologies are:

- Quickly identifying the microorganisms which produce the particular type of enzyme we are after for a specific application. This technology is known as high throughput screening and is performed using Novozymes' extensive collection of bacteria, fungi and yeasts.
- Modifying characteristics so that, for example, they are optimised for the conditions under which the enzyme will be used in the end-product. This technology is known as protein engineering.
- The design of efficient microorganisms which can secrete large quantities of enzymes. This means that we can use a number of gene technology tools to ensure that our enzymes can be produced in large quantities.

Status of selected innovation projects

Antimicrobial peptides

Advances have been made in Novozymes' research into antimicrobial peptides, including the project to develop the peptide plectasin, a potential new antibiotic. We have managed to improve the molecule so that it combats not only *Streptococci* but also *Staphylococci*, including the resistant *Staphylococcus* MRSA. MRSA is present in hospitals worldwide and is a big problem because it is resistant to all known antibiotics bar one. Antimicrobial peptides appear to have a major advantage over conventional antibiotics because it is harder for bacteria to develop resistance to these peptides.

Novozymes has identified a lead candidate which is now in the preclinical testing phase. We expect to complete these tests in 2007, and our plan is to find a partner for the later phases of clinical testing. We also have projects looking at a number of other antimicrobial peptides, but these are still at a very early stage.

Enzymes for biopharmaceutical therapy

Novozymes is working with Solvay Pharmaceuticals to develop and produce enzymes for a new type of medicine for patients with cystic fibrosis, chronic pancreatitis and cancer of the pancreas. These patients are unable to digest their food and must therefore take several large capsules of medicine with every meal. The aim of the project is to develop enzymes from microorganisms as an alternative to the current solution of enzymes recovered from animal pancreases.

If the project is a success, patients will only need to take one pill per meal. Patients will also be spared any worries about the risk of disease being transferred from the animals from which the existing medicines are extracted. In 2006 Solvay Pharmaceuticals began phase I clinical trials of the first product to result from the partnership.

Bioethanol

We are conducting intensive research into new enzyme products for the production of bioethanol from both starch, such as maize (corn), and biomass, such as straw, stalks (stover) and other waste from agricultural production. Read more in the separate article "New technology to enable use of plant waste".

Microorganisms for industrial use

- Institutional and household cleaning: odour reduction, oil and grease degradation
- Plant care: biofungicides, growth enhancement, expanded application of existing products
- Waste treatment: ammonia and nitrite control, colour removal, composting, hydrocarbon degradation

Approx. 5% of R&D resources

Biopolymers & biopharmaceutical ingredients

- Hyaluronic acid and potentially other biopolymers
- Antimicrobial peptides
- New technology for antibody production
- Substrates for cell cultures
- Recombinant human albumin

Approx. 10% of R&D resources



Biodiversity a source of innovation

Many thousands of different microorganisms have now been described, and even more still lie undiscovered. This diversity is an important part of the reason why modern biotechnology has such great potential. The technology enables us to exploit useful properties of microorganisms in many different contexts – from the production of bioethanol to baking bread and curing disease.

Microorganisms, genetic engineering and safety

Microorganisms are an important starting point for Novozymes' biological solutions. Put simply, they are our raw material, while genetic engineering is an important technique behind our product and production development. As the use of microorganisms can pose a risk, safety is a priority whenever they are used at Novozymes.

Genetically modified microorganisms

Say the word 'bacteria' and most people think of disease. Some bacteria and fungi are indeed hazardous and can cause serious diseases, but it depends on the type of organism. Most bacteria and fungi are harmless in their natural state.

Novozymes' business is providing biological solutions for industry. Among the most important elements of Novozymes' biotechnology are microorganisms and gene technology.

- Our microorganisms are bacteria and fungi. We differentiate between those found everywhere in nature, known as wild-type strains, and those used in our production, known as production strains.
- Gene technology is a method that enables our researchers and laboratory technicians to transfer genes or characteristics from wild-type strains to production strains.

Production itself takes place in fermentation tanks, so-called contained use. The production strains make the desired enzymes, which are then recovered and formulated for use.

Over the years Novozymes has used a relatively small number of different microorganisms as production strains. These are all well-known and of types generally considered safe.

One example is the fungus *Aspergillus oryzae*, which has been used in food manufacture for many years. Some 20 years ago this became the first genetically modified microorganism to be used in our production of enzymes. We have made extensive use of *Aspergillus oryzae* ever since.

Pathogenic microorganisms

A small number of Novozymes' products are made with the help of potentially pathogenic bacteria, which are not genetically modified.

We are keenly aware that these microorganisms pose a risk and have therefore introduced special rules for risk assessment, handling and production. For example, production must be physically contained, and employees involved in production must be specially trained.

Potentially pathogenic microorganisms are only used where there is no alternative, and never for enzyme production.

Production of microorganisms

In recent years Novozymes has built up a new business area for the production and sale of live microorganisms. These microorganisms are not genetically modified or pathogenic. These are microorganisms – wild-type strains – with valuable characteristics that can be used in areas such as wastewater treatment and cleaning agents for both institutional and household use.

Novozymes' use of gene technology is described in detail at www.novozymes.com > Our science

New technology to enable use of plant waste



Cars that run on fuel produced from biomass such as plant waste are a realistic possibility within the foreseeable future. Novozymes is conducting intensive research into this very technology and entered into new collaboration agreements in both the USA and China in 2006. But the potential for substituting crude oil with biomass goes beyond just bioethanol – Novozymes is also researching enzymes which may eventually make it possible to produce the likes of plastics from plant material.

The bioethanol that we can currently put into our cars is made either from starch, primarily maize (corn) or wheat, or from sugar (from sugar cane or sugar beet). But several companies are intensively researching the production of fuels from biomass instead, with the result that we are now distinguishing between two different generations of bioethanol:

› First-generation bioethanol is produced from starch from crops that could also be used as food, such as maize and wheat.
› Second-generation bioethanol is produced from cellulosic biomass, such as sawdust and agricultural waste like leaves and straw.

USA leads the way

The USA in particular is leading the way in producing and developing the market for biofuels. This is due in part to the country's huge expanses of farmland, which are increasingly being used to grow crops specifically for the biofuel industry. There is also a sharp political focus in the USA on making the country's energy supply less dependent on oil.

Biofuels have environmental benefits too in the form of lower CO_2 emissions than conventional petrol (gasoline) derived from crude oil. These gains will be even greater with second-generation technology, as a larger part of the plant material can be used.

Focus on new technology

Enzymes are an essential part of the process of producing bioethanol from starch. Novozymes' latest enzymes offer very high yields in the form of sugar to turn into fuel.

However, first-generation bioethanol has its limitations. There is, quite simply, a limit to just how much farmers can produce. Even if they manage to get more out of the soil and more out of their crops, there still needs to be enough left to feed both people and animals. A report from the US National Corn Growers Association shows, for example, that bioethanol from starch and sugar can meet no more than 10% of North America's fuel consumption. The current level is 3%.



There is therefore strong interest in second-generation technology, where enzymes turn biomass into sugars that can be used to produce bioethanol, as there are larger quantities of biomass available, in the form of straw, stalks (stover) and other waste from agricultural production, than there are of edible crops. The challenge with the new technology is that it is very difficult to break down and convert the cellulose in straw into sugars. In 2006 Novozymes entered into new collaborations with US, Chinese and Danish partners to develop the technology for second-generation biofuels. We estimate that bioethanol from biomass could be on the market within four or five years.

Bio-based materials

However, the possibilities for using plants as an alternative to finite oil resources go well beyond this. In principle, other oil-based products such as plastics and artificial fibres could be produced in a similar way to bioethanol.

As with fuels, it will be possible to make bio-based materials either from starch and sugar or from biomass. It is naturally the latter process which has the greatest potential, as the use of biomass means that more raw materials will be available. It is also good for the environment to be able to use a larger part of the plants from agricultural production.

Read more about biomass at
www.biomass.novozymes.com

Asia
– a growth area for Novozymes

Asia is growing in importance for Novozymes. Sales there have grown by an average of 10% per annum over the last three years, including in 2006. Rising standards of living in a number of countries and growing interest in the environment spell growing demand for Novozymes' products in Asia.

In its 11th five-year plan, rolled out in 2006, the Chinese government introduced a goal of saving energy, making better use of raw materials, and generally working towards a better environment. This means that Novozymes will be able to continue to sell large numbers of enzymes in China.

We are seeing the same pattern in other Asian countries, which are constantly growing in importance for Novozymes. Not only is the basis for doing business constantly improving, but there is a real focus on promoting biotechnology at universities. This is particularly the case in India and China, which means that we are increasingly encountering high levels of expertise in biotechnology.

At the start of the year Novozymes expected Asia to be one of the most important growth engines in 2006, and this proved to be the case. It is first and foremost China which is behind Novozymes' growth in Asia, but sales of enzymes are rising in many other Asian nations too. In 2006 we generated growth in virtually every industry, with enzymes for the detergent and starch industries enjoying a particularly good year.

Demand for high-quality detergents

The growth in sales of detergent enzymes is due primarily to rising standards of living. Consumers in Asia are washing their clothes more often, and more are buying their own washing machine and demanding high-quality detergents.





More and more detergents in the Asian market now contain enzymes, and Novozymes has managed to sell enzymes to some of the biggest brands in China. Part of our success is due to the enzyme Polarzyme®, which was launched in 2005 and made its breakthrough in 2006. Polarzyme is particularly effective at low temperatures, which is important in Asia where many people wash at temperatures of around 20°C.

The growth in sales of enzymes to the starch industry is due to a number of factors. Higher standards of living are fuelling demand for goods such as soft drinks, and the rising price of sugar has made it more attractive to use alternative sweeteners, such as those converted from starch using enzymes.

Bioethanol on the up in China

China currently produces roughly the same amount of bioethanol as all the EU countries put together, and we expect China to become an important market for enzymes for the production of bioethanol.

As China has to import maize (corn) and cereals for food use, there is a great deal of interest there in developing the technology for producing bioethanol from plant waste (biomass), known as 'second-generation' bioethanol. In 2006 Novozymes entered into a three-year cooperation agreement with China Resources Alcohol Corporation (CRAC) on the development of this technology. Among other things, the agreement means that Novozymes and CRAC have created a development team to work at a pilot plant set up specifically for this project.





Safeguarding Novozymes' values ensures cohesion and development

Four employees are looking to make it as easy as possible for colleagues worldwide to live up to Novozymes' values and management principles. They are known as 'facilitators' and work on corporate governance.

From January 1, 2007 Novozymes will itself be responsible for the 'facilitations' which form part of its overall corporate governance programme. The aim of facilitation is to ensure that all parts of the organisation know, understand and comply with Novozymes' management principles and values as set out in *The Novozymes Touch*, an employee handbook presenting Novozymes' vision, mission, values and management principles.

A facilitation is more than just a check

During a facilitation, the facilitators hold workshops and interviews with managers and employees to take a kind of snapshot of everyday reality which they can hold up against Novozymes' values and principles – our fundamentals – which define the way we do business.

These facilitations are not just about monitoring that our values are being lived throughout the business. Novozymes' facilitators also help the various parts of the business to find out what could be done better, and how this can be achieved in practice.

Each business area is facilitated roughly every three years. Once the facilitation is complete, the vice president of the relevant area receives a report on the results, and the overall conclusions form part of a combined report sent to the Executive Management and Board of Directors twice a year.

Careful choice of facilitators

The special thing about the facilitator corps is that it is both an internal and an external function. It reports to the CEO and can contact the Board of Directors directly.

The facilitators' work demands in-depth knowledge of Novozymes. Managerial experience and length of service are therefore key criteria in the selection of the individual facilitator.

A decade of facilitations

The concept of facilitation has existed at Novozymes since 1997, when the company was still part of Novo Nordisk A/S. When Novozymes became an independent company in 2000, the facilitator corps was attached to the holding company Novo A/S to ensure continuity and common values for the two companies.

Novozymes has now taken over responsibility for facilitations itself. Our business and organisation have grown larger and more complex, with new business areas and acquisitions, and facilitations therefore require an even more intimate knowledge of our business than before to safeguard our values.

Read more about The Novozymes Touch and find a detailed presentation of our values and fundamentals at www.novozymes.com > About us



Financial, environmental and social discussion

The first section discusses the financial data for 2006 in relation to Novozymes' expectations for the financial year. This is followed by a review of selected social and environmental data.

An overview of data and key figures 2006-2002 can be found in "Accounts and Data", while an overview of reporting in accordance with the GRI guidelines can be found under "Other information" in The Novozymes Report 2006 online.

Financial discussion

Income statement and balance sheet

The financial results fulfilled the expectations published in connection with the Group's financial statement for the first nine months of 2006. The results were negatively affected by exchange rate movements in 2006.

Sales

Sales grew by 8% to DKK 6,802 million from DKK 6,281 million in 2005. Just above 1 percentage point of this growth can be attributed to acquisitions made at the end of 2005 and during the course of 2006. Growth in local currencies was 9%, and the organic growth in sales was just above 7%.

Sales of enzymes

Sales of enzymes grew by 8% in DKK terms and 9% in local currencies. This growth was driven primarily by increased sales of technical enzymes and food enzymes.

Sales to the detergent industry grew by 1% in DKK terms and 2% in local currencies. Stabilisation in the more established markets, growing consumption of biological detergents in the developing world, and increased sales of new products were the main reasons for the improvement in 2006.

Sales of technical enzymes grew by 23% in DKK terms and 24% in local currencies. Sales of enzymes for the production of bioethanol increased markedly. There was also strong growth in sales to the starch industry, while there was a small increase in sales to the textile industry.

Sales of food enzymes grew by just below 8% in both DKK terms and local currencies. Increased sales of baking enzymes contributed to this growth, with the successful implementation of a new distribution set-up in North America having had a positive impact. There was also healthy growth in sales of enzymes for beverage alcohol and processed foods, above all in Asia.

Sales of feed enzymes were 6% lower in both DKK terms and local currencies compared with 2005. This was due primarily to lower prices in the feed market, a change in the product mix and local Chinese competition. Productivity improvements for new phytase products also had a negative impact on sales growth due to the nature of the alliance that Novozymes has with its partner in feed enzymes.

Sales of microorganisms

Sales of microorganisms grew by 13% in DKK terms and 14% in local currencies, with increased sales of institutional and household cleaning products having a particularly positive impact. There was also healthy growth in sales of microorganisms for aquaculture, and sales were generally better in all areas. The geographical diversification of sales continued, especially in Europe.

Market share

Novozymes generated organic growth in sales of enzymes in 2006 that was slightly higher than the growth in the enzyme market as a whole. Our own estimates suggest that Novozymes retained its position as the world's leading producer of enzymes and microorganisms in 2006 with a market share of approx. 46% for enzymes and approx. 50% for microorganisms.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax grew by 8% to DKK 5,521 million in 2006.

Cost of goods sold rose by 7% to DKK 3,147 million. Continued optimisation and productivity improvements, together with improved utilisation of water and energy, more than offset the growth in raw material and energy prices. The gross margin climbed to 53.7% in 2006 from 53.3% in 2005.

Sales, distribution and business development costs increased by 13% to DKK 844 million or 12% of sales, around the same as in 2005. Research and development costs rose by just above 11% to DKK 880 million or 13% of sales, marginally higher than in 2005. The rise includes increased research into enzymes for the production of bioethanol and research relating to increased investment in long-term growth opportunities launched in mid-2005.

Administrative costs grew by 3% and were equivalent to just below 10% of sales. Employee costs totalled DKK 1,958 million, compared with DKK 1,846 million in 2005. The average number of employees increased to 4,272 in 2006 from 4,023 in 2005.

Depreciation, amortisation and write-downs increased by just below 2% to DKK 469 million from DKK 462 million in 2005.

Licence fees and Other operating income totalled DKK 59 million in 2006, compared with DKK 34 million in 2005. This was due primarily to increasing revenue from the research collaboration with Solvay Pharmaceuticals.

Operating profit

Operating profit rose by 11% to DKK 1,340 million from DKK 1,206 million in 2005. Movements in exchange rates affected earnings growth negatively. The operating profit margin was 19.7%, compared with 19.2% in 2005.

Net financials

Net financial costs increased to DKK 122 million from DKK 56 million in 2005, due mainly to net foreign exchange losses of DKK 50 million relating to the hedging of the company's currency exposure, and to an increased obligation of DKK 37 million with respect to employee share options due to the higher price of the underlying shares. This was an increase of DKK 19 million on 2005.

The net foreign exchange losses were due primarily to realised and unrealised losses on the hedging of exposure to the USD and JPY in particular.

(DKK million)	2006	2005
Net foreign exchange gains/(losses)	(50)	(7)
Net interest costs	(26)	(23)
Other financials	(46)	(26)
Total financials	**(122)**	**(56)**

Net interest costs for 2006 were largely on a par with 2005, but were positively affected by tax-related non-recurring items. The underlying increase in interest costs was due to rising interest rates and a higher level of net interest-bearing debt. Net interest-bearing debt grew by 66% to DKK 1,455 million from DKK 877 million at the end of 2005.

Profit before tax and net profit

Novozymes generated profit before tax of DKK 1,218 million and net profit of DKK 911 million, corresponding to growth of 6% in both cases. The effective tax rate was approx. 25%. The low tax rate was due partly to a positive tax-related one-off item in 2006.

Investments, free cash flow and acquisitions

Net investments excluding acquisitions totalled DKK 476 million in 2006, compared with DKK 335 million in 2005. The increase is due partly to the extension of Novozymes' production facilities in Lund in Sweden.

Free cash flow before acquisitions was DKK 1,058 million, corresponding to an increase of 7% on 2005, and was used for acquisitions, payment of the dividend for 2005, and share buy-backs.

Novozymes made acquisitions in 2006 totalling DKK 477 million. In January Novozymes acquired Qingdao Huayuan Fine Bio-Products Company Ltd, a small Chinese company, with the main aim of gaining access to a dedicated production facility for hyaluronic acid. Novozymes then acquired Delta Biotechnology Ltd, a small British biotechnology company, in July and GroPep Ltd, an Australian biotechnology company, in December, both to supplement Novozymes' existing activities in recombinant ingredients for the biopharmaceutical industry. In September Novozymes made a minor acquisition for the microorganisms business of a technology within pest control from the US company Earth BioScience.

(DKK million)	2006	2005
Cash flow from operating activities	1,534	1,326
Investments before acquisitions	(476)	(335)
Cash flow before acquisitions	1,058	991
Acquisitions	(477)	0
Free cash flow	**581**	**991**
Dividend paid	(255)	(231)
Purchase of treasury shares	(1,107)	(1,053)

Return on invested capital

Average invested capital as a percentage of sales fell from 74% in 2005 to 70% in 2006. The return after tax on invested capital (ROIC) rose to 20.2% in 2006 from 19.3% in 2005.

(DKK million)	2006	2005
Average invested capital	4,767	4,643
– as a percentage of sales	70	74
Return on invested capital (ROIC)	20.2%	19.3%

Movements in shareholders' equity and holding of treasury shares

Shareholders' equity amounted to DKK 3,393 million at the end of 2006, compared with DKK 3,794 million at the end of 2005. Shareholders' equity was increased by the net profit for the year and reduced by dividend payments, share buy-backs and currency translation adjustments in respect of subsidiaries' net assets. Shareholders' equity amounted to 43% of the balance sheet total at the end of 2006, compared with 52% at the end of 2005.

At year-end 2006 the holding of treasury shares consisted of approx. 3.2 million B shares, equivalent to 4.9% of the share capital. Novozymes spent DKK 1,107 million on share buy-backs in 2006. Share capital was written down by DKK 46 million, equivalent to 6.6% of total share capital, as approved by the Annual Meeting of Shareholders in March 2006. Following this write-down, the company's share capital is DKK 650 million.

(DKK million)	2006	2005
Shareholders' equity at January 1	3,761	3,917
Net profit	909	858
Dividend paid	(255)	(231)
Purchase of treasury shares, net	(996)	(927)
Currency translation adjustments, etc.	(60)	144
Shareholders' equity excl. minority interests	**3,359**	**3,761**
Minority interests	34	33
Shareholders' equity at December 31	**3,393**	**3,794**

Incentive programmes

In 2004 a share-based incentive programme was introduced for Novozymes' Executive Management covering the period 2004-2006. A pool of 185,955 B shares was allocated for this purpose from the company's holding of treasury shares. After the results for 2006, the total economic value added during the period was DKK 1,694 million. The full share bonus has therefore been released to the Executive Management following the Board's approval of the annual report.

New incentive programme for Executive Management

The Board of Directors has approved a four-year rolling incentive programme for Executive Management with effect from 2007. The incentive programme is based on share options and covers the period 2007-2010 inclusive, with options granted each year. The Board shall approve the allocations made each year.

Distribution of Novozymes' value added (DKK million)



Total revenue
Gross value added = total revenue less value of goods and services
Distribution of gross value added
Sales 6,802
Financial income 134
Other income 59
Value of goods and services purchased 3,094
Gross value added 3,901
Employees 50%
Wages, pensions, etc., incl. taxes 1,958
Capital providers 13%
Financial costs 256
Dividend, incl. withholding tax 255
Society 8%
Corporation tax 307
The company's future 29%
Profit, excl. dividend 656
Depreciation and amortisation charges 469

One general condition for the share options being granted each year is that there is a reasonable probability that the budget for the year ahead will lead to sales of DKK 10 billion in 2010. Accordingly, the share option programme is based on fulfilment of specified financial and non-financial targets. The financial target is economic profit and is established annually. If the net economic profit achieved is less than 30% of the target, no share options are granted. If the net economic profit is between 30% and 100% of the target, share options will be granted on a linear basis up to 75% of the total share option programme. Fulfilment of the non-financial targets is assessed, among other things, on the basis of the established environmental and social targets. The percentage of options granted can be between 0 and 25% of the total share option programme.

Allocation of the share options is subject to employment as a member of Novozymes' Executive Management, and the right to exercise the share option programme is subject to continued employment as a member of Executive Management at the end of the binding period. The Board of Directors may choose to waive this requirement in the event of retirement or termination by mutual agreement.

The calculation basis for allocation of share options is equivalent to the total annual remuneration to Executive Management. Both the underlying number of shares in the programme and the exercise price are determined annually. The price is calculated on the basis of the average of the closing price on the Copenhagen Stock Exchange on the first five working days after publication of the annual financial statement. The share options have a vesting period of one year and a binding period of three years, followed by an exercise period of five years.

Based on Executive Management's current basic salaries, the value of the programme for 2007 using the Black-Scholes model will be a total of approximately DKK 26 million. The share option programme will be accrued and expensed over four years, equivalent to the programme's service period. The carrying amount for 2007 is approximately DKK 7 million.

The incentive programme contains a maximum clause which enables the Board of Directors to restrict the number and value of the total share options over the four years. A restriction can be effected if the accumulated intrinsic value of the total share option programmes granted exceeds DKK 200 million on the date of determination (January 2011).

New incentive programme for other employees

The Board of Directors has further approved a new share option programme for the company's other employees with effect from 2007. The programme covers approximately 4,100 employees worldwide, but excludes the company's Executive Management and managerial staff, who are covered by other incentive programmes.

The share option programme is intended as a four-year programme to cover the period 2007-2010 inclusive, with options being granted each year. The Board shall approve the allocations made each year. The share option programme is based on fulfilment of specified financial and non-financial targets and of Novozymes' ambition of achieving sales of DKK 10 billion in 2010.

Both the underlying number of shares in the programme and the exercise price will be established on the basis of the average of the closing price on the Copenhagen Stock Exchange on the first five working days after publication of the annual financial statement. The share options have a vesting period of one year and a binding period of three years, followed by an exercise period of five years.

Using the Black-Scholes model, the value of the programme for other employees for 2007 is approximately DKK 26 million. The share option programmes are recognised in the income statement over four years, corresponding to the service period. The carrying amount for 2007 is approximately DKK 7 million.

At the same time the existing incentive programme for managerial staff, which was introduced at the start of 2006, cf. Stock exchange announcement no. 1 of January 24, 2006, Group financial statement for 2005, has been extended by two years so that this programme will now also run up to and including 2010 like the other incentive programmes.

Environmental and social discussion

Water and energy
The targets for 2006 were for the consumption of water and energy to rise by no more than 7% and 9% respectively. These targets were set on the basis of both expectations as to the potential for efficiency improvements and expectations as to growth in sales and production. In order to reflect the higher growth in sales measured in local currencies, the above targets should be adjusted to 9% for water and 11% for energy. In 2006 the consumption of water and energy relative to goods sold actually increased by 8% and 6% respectively, compared with 2005, and so the targets were met. 2006 was the first time that Novozymes' concrete targets for the efficient use of resources in production had been expressed as maximum increases in consumption rather than relative measures of efficiency.

Recycling of waste
From 2005 to 2006 there was again a considerable increase in the percentage of waste recycled – from 30.6% to 42.1% – thanks to continued efforts at our factories. The target of sustaining a recycling rate of more than 30% was therefore achieved.

Greenhouse gas emissions and energy efficiency
One of the development targets for 2006 was to tap the potential for increased energy efficiency in production. This was to be achieved by carrying out a number of projects identified in 2004-2005. This has not yet happened, but the target is being retained indirectly in 2007 through new development targets (see targets in "Report of the Board of Directors"). The increase in energy efficiency in production and in the supply chain was to take place as part of the implementation of Novozymes' energy and climate strategy (see also the article "Enzymes and global warming"). The strategy spans the whole product lifecycle, because the greatest potential for efficiency gains and reductions in emissions of greenhouse gases with the help of Novozymes' technology lies outside Novozymes.

Emissions of ozone-depleting substances
Emissions of ozone-depleting substances (HCFCs) have been a problem for Novozymes in recent years due to leaks from a few refrigeration chillers. One of the big refrigeration chillers has now been replaced as part of the work on reducing the risk of HCFC emissions, which was one of the targets for 2006. Emissions could therefore be reduced, and the target for HCFC emissions of less than 3,300 kg in 2006 was met. Actual emissions totalled 1,310 kg.

Compliance with regulatory limits, complaints from neighbours and significant spills
Regulatory limits can cover many different types of environmental impact and vary according to local conditions. For example, Novozymes North America, Inc. is required to comply with limits on the concentrations of various substances in groundwater around the factory, and there were 22 breaches of these limits in 2006 (see "Following up the nitrate issue in the USA" below). A further eight breaches of regulatory limits were registered worldwide, primarily relating to wastewater.

Novozymes received 14 complaints from neighbours, who can be troubled in some places mainly by odours and noise from our factories.

Novozymes has a target of completely avoiding significant spills (including the release of chemicals and oil into water, air or soil), and in 2006 there were none.

Following up the nitrate issue in the USA
In 2003 raised nitrate levels were measured in the groundwater around Novozymes' site in Franklinton, North Carolina (see *The Novozymes Report 2003*). New measurements were taken during 2005, and a report was submitted to the authorities in February 2006. The authorities have not as yet completed their review.

Following up the discharge at Novozymes in Salem
In 2005 there was a discharge of products and raw materials at Novozymes Biologicals, Inc. in Salem, Virginia, USA. This resulted in the contamination of a nearby creek. Novozymes has been working with the authorities to ensure satisfactory closure of this issue. The matter is still ongoing.

Animal testing
A total of 4,339 laboratory animals were used in 2006, an increase of 47% from 2005. The development and approval of new products necessitate animal testing, and products for the pharmaceutical industry typically require more tests than enzymes. The increase was due first and foremost to acquisition of new companies and the growing number of products being developed for the biopharmaceutical industry.
Novozymes strives constantly to minimise the number of laboratory animals used (in other words, fewer animals per product developed and approved) and to ensure that the ani-

mals used are treated responsibly (see also Novozymes' position on animal testing at www.novozymes.com > About us).

Employee turnover

Low employee turnover of less than 7% was the target for 2006. This was not achieved – the actual figure was 8%. However, this is still a relatively low level given the rising demand for labour in Denmark and the USA, for example. Low employee turnover results in lower expenditure on the recruitment and training of new employees, and is also an indicator of our ability to retain employees and their competences.

Absence

The target for 2006 was maximum absence of 3%. The actual figure was 2.3%. Each percentage point is equivalent to around 45 employees not working for a whole year. Keeping absence as low as possible is therefore a priority.

Occupational health and safety

The frequency of occupational accidents has been falling since 2004 and was 3.7 per million working hours in 2006, compared with 4.6 in 2005. Both the frequency of occupational diseases and the frequency of occupational accidents requiring professional first aid fell in the period from 2005 to 2006 – to 1.5 and 2.9 per million working hours respectively. Managing occupational health and safety is an integrated part of Novozymes' management system, with policies and standards forming the basis for ongoing work to improve safety (see also the section on the audit programme below). In 2006 there was one concrete target of completely avoiding fatal occupational accidents, and this was achieved.

Diversity management

A sharper focus on diversity management was a target for 2006. The idea is to work more actively with diversity as an asset for the business.

As part of an internal global diversity project, seminars were held in 2006 for representatives from the largest local units to give people managers better skills, and a number of tools have also been developed to help managers to deal with diversity in practice.

Finally, the year saw a broad communication campaign targeting everyone in the organisation with a view to raising the general level of awareness of the potential inherent in being different so long as differences are respected.

Human rights and labour standards integrated into internal audit programme

In line with the target for 2006, audits of the various business units' compliance with human rights and labour standards have been made part of the internal audit programme. This means that, when planning its audits, Novozymes' internal audit panel now selects business units which are also to be audited for compliance with human rights and labour standards. The audit panel has received training in the special challenges associated with performing such audits.

A number of special internal audits of occupational health and safety were carried out in Denmark during 2005. These audits were part of an extraordinary process to evaluate how occupational health and safety has been implemented in Novozymes' quality management system. The experiences gained were subsequently used in connection with audits at Novozymes in the USA, China and Brazil in 2006. All in all the action has provided a good basis for ongoing improvements to occupational health and safety as well as valuable experience with respect to occupational health and safety audits.

Business integrity

Novozymes' business integrity principles gave rise to considerable interest again in 2006. They were well received and respected by employees, partly through an open dialogue on borderline cases between regional contacts and Novozymes' Committee on Business Integrity. The principles have also been warmly welcomed by business partners and other stakeholders. This applies particularly to the employee handbook *Bribery – no thanks!*.

Gender distribution


Senior management
17.0
83.0
06
14.6
85.4
05
Management
28.2
71.8
06
28.7
71.3
05
Total
35.8
64.2
06
34.8
65.2
05
Women
Men



Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the Annual Report for 2006 of Novozymes A/S.

The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU, and the Parent Company financial statements are presented in accordance with the Danish Financial Statements Act. In addition, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed companies.

In our opinion, the accounting policies used are appropriate, the Group's internal controls relevant to preparation and presentation of an annual report are adequate, and the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2006 and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 2006.

The Annual Report is recommended for approval by the Annual Meeting of Shareholders.

Gladsaxe, January 25, 2007

Management:

Steen Riisgaard
President and CEO

Per Falholt	Benny D. Loft	Peder Holk Nielsen	Arne W. Schmidt

Board of Directors:

Henrik Gürtler *Chairman*	Kurt Anker Nielsen *Vice-Chairman*	Paul Petter Aas	Arne Juul Hansen	Jerker Hartwall
Søren Henrik Jepsen	Ulla Morin	Walther Thygesen	Hans Werdelin	

Independent Auditor's Report

To the Shareholders of Novozymes A/S

We have audited the Annual Report of Novozymes A/S for 2006, which comprises the Statement of the Board of Directors and the Management, Management's Report, accounting policies, income statement, balance sheet, statement of shareholders' equity, statement of cash flows and notes for the Group as well as for the Parent Company, and Environmental, social and knowledge data for the Group. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent Company Financial Statements are prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management's Responsibility for the Annual Report

Management is responsible for the preparation and fair presentation of the Annual Report in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent Company Financial Statements being prepared in accordance with the Danish Financial Statements Act, and additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility and Basis of Opinion

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those Standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance as to whether the Annual Report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at December 31, 2006 of the Group and of the results of the Group operations and consolidated cash flows for the financial year 2006 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position at December 31, 2006 of the Parent Company and of the results of the Parent Company operations for the financial year 2006 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Gladsaxe, January 25, 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Lars Holtug	Kim Füchsel
State Authorised Public Accountant	*State Authorised Public Accountant*

Independent Assurance Report on Novozymes' Environmental and Social Responsibility Reporting

Subject Matter, Responsibilities, Objective and Scope of Assurance Report

The environmental and social data and information presented in the Annual Report on which this Assurance Report is based are also comprised by our audit of the Annual Report. As further agreed with Management, we have performed work to express a conclusion in relation to each of the key principles of the AA1000 Assurance Standard: materiality, completeness and responsiveness, and to evaluate the environmental and social responsibility data and information in the Annual Report for 2006, as well as underlying systems, processes and competences underpinning performance.

The environmental and social responsibility reporting is the responsibility of Company Management. Our responsibility is to express a conclusion as well as to make recommendations on the environmental and social responsibility reporting in the Annual Report.

Basis of Conclusion

We planned and performed our work based on the AA1000 Assurance Standard and in accordance with the International Standard on Assurance Engagements (ISAE) 3000, "Assurance Engagements other than Audits or Reviews of Historical Financial Information (revised)", to obtain reasonable assurance that the environmental and social responsibility reporting in the Annual Report is free from material misstatements and that the information has been presented in accordance with the accounting policies applied. On the basis of an assessment of materiality and risk, our assurance work included an examination, on a sample basis, of management and reporting systems, processes and competences supporting Novozymes' performance, as well as systems, procedures and evidence supporting the social and environmental data and information disclosed in the Annual Report. Our assurance work further included interviews with members of management and subject matter experts in key environmental and social performance areas, as well as an assessment of stakeholder engagement and Novozymes' understanding of non-financial impacts, including its sphere of influence. Further, we performed an assessment of the reporting against peer reporting, media reports and industry knowledge. Our activities were undertaken at selected reporting units in China, USA and Denmark. We believe that the work performed provides a reasonable basis for our conclusion.

Conclusion

Based on the work performed we state our conclusion in relation to each of the key principles of the AA1000 Assurance Standard: materiality, completeness and responsiveness.

Materiality

In our opinion, the Annual Report provides a fair and balanced representation of material aspects of Novozymes' environmental and social performance

Reported qualitative and quantitative environmental and social indicators form part of strategic and operational decision-making at Novozymes, including as an element in Management's and Top Management's balanced scorecards.

The presentation of data and information related to Novozymes' environmental and social performance assists key stakeholders in interpreting the reporting in relation to their decision-making needs.

Completeness

In our opinion, the environmental and social responsibility data and information in the Annual Report have been included as a result of relevant activities for identifying and understanding environmental and social performance and impacts.

In 2006, Novozymes has continued its efforts to embed structured stakeholder engagement at the local level through development of supporting tools. At group level stakeholders are addressed through selected initiatives.

Novozymes identifies material aspects of its environmental and social performance within and beyond the boundaries of its direct management control, including animal welfare and energy consumption. Initiatives are considered to address carbon emissions of relevant suppliers and customers, as well as to further reduce the need for animal testing.

As a result of business expansion through acquisitions and business partnerships, the boundaries of Novozymes' environmental and social impacts are expanding, resulting in new management and reporting challenges, in particular in terms of new activities outside the enzyme business. In general, there are processes to assess environmental and social issues arising as a result of business expansion, in particular in terms of acquisitions.

Responsiveness

In our opinion, the environmental and social responsibility data and information in the Annual Report address aspects material to Novozymes' key stakeholders. In general, reported indicators and targets related to environmental and social performance are linked to relevant policies and are generally underpinned by financial and human resources.

Responsiveness is generally supported by management systems, which include use of internal and external environmental and social audits, as well as values-based audits (facilitations). Environmental and social policies cover all business activities and are underpinned by global business-level governance structures for the enzyme activities and site-level governance structures for non-enzyme activities.

In 2006, Novozymes has made progress in terms of developing systems and processes for managing diversity, as well as designing activities in the area of carbon emissions. Some steps have been taken towards developing a common and consistent approach to responsible purchasing.

In our opinion, the existing management and reporting systems as well as internal control systems support the reliability and accuracy of the environmental and social data and information in the Annual Report.

Commentary

According to the AA1000 Assurance Standard, we are required to include recommendations for improvements in relation to environmental and social responsibility. The recommendations as well as our statement of independence and competence to undertake this assignment in line with the requirements of the AA1000 Assurance Standard are stated under "Other information" in the online report. Our recommendations do not affect the conclusion stated above.

Gladsaxe, January 25, 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Kim Füchsel
State Authorised Public Accountant

Helle Bank Jørgensen
State Authorised Public Accountant

Accounting policies for the Novozymes Group

The consolidated financial statements of the Novozymes Group have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted in the EU, and additional Danish requirements on the presentation of accounts. The accounting policies are unchanged from last year. Novozymes has prepared its consolidated financial statements in accordance with all the relevant IFRS standards. The consolidated financial statements have been prepared under the historical cost convention, with the exception of specific items as described below:

› Available-for-sale financial assets
› Derivative financial instruments measured at fair value

Some of the information required pursuant to IFRS is contained in the Report. The rest will be found in the following sections.

Implementation of standards which have been approved but have not yet entered into force as at December 31, 2006 involves changes to IFRS 7 and 8, which, when they are implemented, are not expected to give rise to significant changes to the figures in the consolidated financial statements.

Environmental, social and knowledge data has been selected on the basis of an assessment of which data is of particular significance for Novozymes' long-term earnings capacity. We also believe this data to be of greatest relevance to our key stakeholders. Information on Novozymes' use of the GRI indicators will be found in the online report under "Other information".

Environmental, social and knowledge data is an integrated part of the Annual Report and is covered by the statutory audit performed by the auditor elected by the Annual Meeting of Shareholders.

Accounting policies for financial information

Consolidation

The consolidated financial statements comprise the financial statements of Novozymes A/S (the parent company) and all the companies in which the Group owns more than 50% of the voting rights or otherwise has a controlling influence (subsidiaries), as well as joint ventures.

The consolidated financial statements are based on the financial statements for the parent company and for the subsidiaries, and are prepared by combining items of a uniform nature and subsequently eliminating intercompany transactions, internal shareholdings and balances, and unrealised intercompany profits and losses. All the financial statements used for consolidation are prepared in accordance with the Group's accounting policies.

The Group's holdings in joint ventures regarded as jointly controlled entities are consolidated using the proportionate consolidation method by including its proportional share of their assets, liabilities, revenues and costs line by line.

Business combinations

On acquisition of new companies, the assets, liabilities and contingent liabilities of each new company are recognised at fair value at the time of acquisition. Goodwill is adjusted for changes in the purchase price after acquisition and changes in the fair value of the identifiable assets, liabilities and contingent liabilities acquired since the acquisition date until 12 months afterwards. Newly acquired companies are recognised as from the date of acquisition, and no adjustment is made to comparative figures.

Translation of foreign currencies
The consolidated financial statements are presented in Danish kroner (DKK). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the balance sheet date for assets and liabilities, and at average exchange rates for income statement items.

Goodwill arising on the acquisition of new companies is treated as an asset belonging to the foreign subsidiaries and translated into Danish kroner at the exchange rates prevailing at the balance sheet date.

Realised and unrealised foreign exchange gains and losses are recognised in the income statement under financial items, with the exception of unrealised gains and losses relating to hedging of future cash flows, which are recognised in Shareholders' equity under Cash flow hedges. The following exchange rate differences are also recognised directly in Shareholders' equity under Currency translations, translated at the exchange rates prevailing at the balance sheet date:

› Translation of foreign subsidiaries' net assets at beginning of year
› Translation of foreign subsidiaries' income statements from average exchange rates to the exchange rates prevailing at the balance sheet date
› Translation of long-term intercompany receivables, which are considered to be an addition to net assets in subsidiaries
› Fair value adjustment of currency swaps that qualify for hedging of net assets in subsidiaries

Derivative financial instruments
Derivative financial instruments used to hedge receivables and liabilities are measured at fair value on the balance sheet date, and value adjustments are recognised in the income statement under financial items.

Derivative financial instruments used to hedge expected future transactions are measured at fair value on the balance sheet date, and value adjustments are recognised directly in Shareholders' equity.

Currency swaps are used to hedge net investments in subsidiaries. Currency swaps are measured on the basis of the difference between the swap rate and the rate on the balance sheet date, and the value adjustment is recognised directly in Shareholders' equity.

Income and costs relating to cash flow hedges and hedging of net investments in subsidiaries are transferred from Shareholders' equity on realisation of the hedged asset and are recognised in the income statement.

Positive and negative fair values of derivative financial instruments are recognised under Other receivables and Other current liabilities respectively.

The fair value of derivative financial instruments is calculated using rates obtained from stock exchanges or other reliable data sources. All share options are valued using the Black-Scholes model.

Derivative financial instruments are recognised on the settlement date, while other financial instruments are recognised on the transaction date.

Share-based payment
Most of the Group's employees are covered by share option programmes and there is also a share-based incentive programme for Executive Management. The programmes comprise both equity-settled and cash-settled programmes.

The fair value of the employee services received in exchange for the grant of share options is computed using the value of the granted share options. The fair value of the granted share options is calculated using the Black-Scholes model, and the fair value of the share-based incentive programme is calculated using the share price on the grant date less the expected dividend in the binding period.

The fair value of share-based payment on the grant date is recognised as an employee cost over the period in which the right to the share options is accrued. In measuring the fair value, account is taken of the number of employees expected to gain entitlement to the options, and this estimate is adjusted at the end of the period such that only the number of options to which employees are entitled is recognised.

The value of equity-settled programmes is offset against Shareholders' equity. The value of cash-settled programmes, which are offset against Other current liabilities, is adjusted to fair value at the end of each period, and the subsequent adjustment in fair value is recognised in the income statement under financial items.

Government grants

Government grants received which relate to research and development costs are recognised under Licence fees and Other operating income, net, based on the percentage completion of the projects. Grants received which relate to investments in fixed assets are offset against the cost price of the assets for which the grants are made.

Segment information

The consolidated accounts provide information on the Group's geographical segments, which is the secondary segment. Novozymes' business activities are considered to be integrated, as a result of which most of the production facilities and most research and development activities are common to the Group as a whole. A small number of business segments are not a fully integrated part of the business, but these do not exceed the limits set in IAS 14 concerning disclosure requirements and therefore information is not provided separately.

Leasing

Operating lease costs are recognised in the income statement on a straight-line basis over the period of the lease. Liabilities relating to non-cancellable contracts are specified in the notes.

Key figures

Key figures are mainly prepared in accordance with the "Recommendations and Key Figures 2005" of the Danish Society of Financial Analysts, although certain key figures are adapted to the Novozymes Group.

Income statement

Sales

Sales covers sales of goods and services for the year less provisions for goods returned, and volume and cash discounts. Sales are recognised at the time of risk transfer relating to the goods sold, provided that the revenue can be measured on a reliable basis and is expected to be received.

The Group has entered into few agreements where the other contracting party undertakes sales to third parties and the profit is distributed between the Group and the other contracting party on the basis of a predetermined formula. Sales are recognised using information on the other contracting party's realised sales, and a liability is recognised for the distribution of the profit, which is calculated and settled with final effect once a year.

The Group has entered into commission agreements where agents undertake sales to third parties in return for commission on realised sales. These sales are recognised when they are realised and the commission is recognised as a liability. Similarly, a liability is recognised where it is permitted for goods to be returned and this is likely.

Research and development costs

Research costs are expensed as incurred.

Development costs pertaining to ongoing optimisation of production processes for existing products, or to development of new products, where lack of approval by the authorities, approval by customers and other factors of uncertainty mean the development costs do not fulfil the criteria for recognition in the balance sheet, are expensed as incurred.

Licence fees and Other operating income, net

Licence fees and Other operating income, net, primarily comprises licence fees, grants from public authorities to research projects, and income, net, of a secondary nature in relation to the main activities in the Group. The item also includes non-recurring income items, net, in respect of outlicensing, etc.

Tax

Corporation tax, comprising the current tax liability, change in deferred tax for the year and any adjustments relating to previous years, is recognised in the income statement at the amount attributable to net profit, and directly in Shareholders' equity at the amount attributable to items recognised in Shareholders' equity.

Deferred tax is measured using the liability method, and comprises all temporary differences between the accounting and tax values of assets and liabilities. No deferred tax is recognised for goodwill, unless amortisation of goodwill for tax purposes is allowed. Deferred tax is measured and recognised to cover retaxation of losses in jointly taxed foreign subsidiaries if this is expected to be realised on the sale of shares or when recapture of tax losses becomes applicable.

The tax value of tax-loss carry-forwards is included in the calculation of deferred tax to the extent that the tax losses can be expected to be utilised in the future.

Deferred tax is measured according to current tax rules and at the tax rate expected to be in force on elimination of the temporary differences. Changes in deferred tax due to tax rate changes are recognised in the income statement where they can be attributed to net profit, and directly in Shareholders' equity where they can be attributed to items recognised in Shareholders' equity.

Novozymes A/S and its Danish subsidiaries are jointly taxed with the Danish companies in the Novo and Novo Nordisk Groups. The tax for the individual companies is allocated in full on the basis of the expected taxable income.

Balance sheet

Intangible fixed assets

Intangible fixed assets are measured at cost less accumulated amortisation and impairment losses.

Where costs associated with large IT projects on the development of software for internal use are incurred with a view to developing new and improved systems, these are capitalised.

Amortisation is based on the straight-line method over the expected useful lives of the assets, as follows:

- Completed IT development projects are amortised over the useful life. Booked IT development assets are amortised over 3-5 years.
- Acquired patents, licences and know-how are amortised over their useful lives. Patents are amortised over their useful lives, normally identical to the patent period, and licences are amortised over the agreement period. Booked patents, licences and know-how are amortised over 7-20 years.

Some assets are amortised over a shorter period.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Borrowing costs in respect of construction of major assets are expensed in the financial year in which they are incurred.

Depreciation is based on the straight-line method over the expected useful lives of the assets, as follows:

- Buildings: 12-50 years
- Plant: 5-16 years
- Other equipment: 3-16 years

The assets' residual values and useful lives are reviewed on an annual basis, and adjusted if necessary at each balance sheet date.

Gains and losses on the sale or disposal of assets are recognised in the income statement under the same items as the associated depreciation charges.

Impairment of assets

Property, plant and equipment and intangible fixed assets are reviewed for impairment losses when there is an indication that the assets have diminished in value beyond the level of normal depreciation. Goodwill and other intangible fixed assets with indefinite useful life are also subject to impairment testing each year, and when there is an indication that the assets have become impaired.

An impairment loss resulting from an asset having diminished in value beyond the level of normal depreciation is recognised at the amount by which the book value exceeds its recoverable amount.

Inventories

Inventories are measured at cost determined on a first-in first-out basis or net realisable value where this is lower.

The cost of Work in progress and Finished goods comprises direct production costs such as raw materials and consumables, energy and labour directly attributable to production, and indirect production costs such as employee costs and maintenance and depreciation of plant, etc.

If the expected sale price less any completion costs and costs to execute sales (net realisable value) of inventories is lower than the carrying amount, the inventories are written down to net realisable value.

Receivables
Trade receivables are measured at amortised cost or at net realisable value, if lower, equivalent to nominal value less allowances for doubtful trade receivables.

Financial assets
Securities recognised under current assets are measured at fair value at the balance sheet date. Unrealised fair value adjustments are recognised directly in Shareholders' equity. Value adjustments are transferred from Shareholders' equity to the income statement when the securities are realised or written down, and recognised under financial items.

Dividend
The dividend proposed for the financial year is shown under Retained earnings in the Statement of shareholders' equity.

Treasury shares
The cost price and proceeds from the sale of treasury shares are recognised directly in Shareholders' equity. Among other things, the company's holding of treasury shares is used to hedge employees' exercise of granted share options.

Provisions
Provisions are recognised where a legal or constructive obligation has been incurred, as a result of past events, and it is probable it will lead to an outflow of financial resources. Provisions are measured at the present value of the expected expenditure required to settle the obligation.

Liabilities
Liabilities are recognised at cost and subsequently adjusted to amortised cost, unless specified otherwise.

Pension obligations and other long-term employee benefits
Costs relating to defined contribution plans are recognised in the income statement in the financial year to which they relate.

Costs and liabilities relating to defined benefit plans are stated using the projected unit credit method. Liabilities for the major plans are calculated annually by an external actuary. Actuarial gains and losses are recognised in the income statement over the employees' expected average remaining working life if these differences exceed 10% of either the present value of the liability or the fair value of the plan assets in the previous year, whichever is the higher.

Pension assets can only be recognised to the extent that the Group is able to achieve future financial benefits in the form of refunds from the pension plan or a reduction in future benefits.

Costs relating to other long-term employee benefits are accrued over the employees' expected average remaining working life.

Statement of cash flows and financial resources
The Statement of cash flows and financial resources for the Group, which is compiled using the indirect method, shows cash flows from operating, investing and financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities comprises net profit adjusted for non-cash expenses, paid financial items, corporation tax paid and change in working capital.

Cash flow from investing activities comprises payments relating to the acquisition and sale of companies and minority shares, intangible fixed assets and property, plant and equipment.

Cash flow from financing activities comprises proceeds from borrowings, repayment of principal on interest-bearing borrowings, payment of dividends, proceeds from share issues, and the purchase and sale of treasury shares and other securities.

Cash and cash equivalents comprises cash at bank and in hand less current bank loans due on demand. Financial resources comprises cash and cash equivalents plus undrawn committed credit facilities expiring in more than 1 year.

Accounting policies for environmental, social and knowledge data

The accounting policies for environmental, social and knowledge data are unchanged from last year.

Consolidation

The environmental, social and knowledge data in the Annual Report is based on data for the parent company and for all subsidiaries, combining items of a uniform nature compiled using the same methods, unless specifically stated otherwise below.

Environment

The environmental data covers those activities which, based on an overall environmental assessment, *could have* a significant impact on the environment, cf. the overview of companies in the Novozymes Group.

Water

Water includes drinking water, industrial water and steam, and is stated on the basis of the metered intake of water to Novozymes.

Internally generated energy and associated emissions

Internally generated energy is measured as fuel consumption converted to energy on the basis of lowest combustion value and weight by volume. Emissions of CO_2, SO_2 and NO_x are calculated on the basis of the amount of fuel consumed using annually determined conversion factors from Danish authorities and suppliers.

Externally generated energy and associated emissions

Externally generated energy is the input to Novozymes of externally generated electricity, heat and steam. Emissions of CO_2, SO_2 and NO_x are calculated using annually determined conversion factors from power plants or their organisations.

Raw materials and packaging

Raw materials and packaging comprises materials for fermentation, recovery, granulation, wastewater and sludge treatment, and packaging of products. Consumption of raw materials and packaging is converted into kilograms.

Wastewater

Wastewater is measured as the volume discharged by Novozymes. COD, dry matter, BOD5, nitrogen and phosphorus in the wastewater are measured as proportional flow, based on samples taken at point of discharge.

Biomass

Biomass is measured as the volume produced and transported from Novozymes as liquid fertiliser (NovoGro®) or converted to a fertiliser product with a higher dry matter content (NovoGro® 30 or compost). The nitrogen and phosphorus contents in the product are measured.

Waste

Waste is the registered volume of waste broken down into hazardous and non-hazardous waste, and by disposal method.

Emissions to air of ozone-depleting substances

Emissions to air of ozone-depleting *substances* are measured as consumption of CFCs, HCFCs and halons.

Environmental impact potentials

The environmental impact potentials for global warming, ozone layer depletion and acidification are calculated on the basis of "Udvikling af Miljøvenlige Industriprodukter" (UMIP), published by the Institute for Product Development at the Technical University of Denmark.

Environmental compliance

Breaches of regulatory limits is measured as the number of incidents reported to the authorities. Unintended releases of GMOs is measured as the number of discharges of GMOs not subject to the general regulatory limits for GMOs and which we and the authorities view as significant. Significant spills is measured as the number of spills of chemicals, oil, etc. into water, air or soil. Significance is assessed both on the basis of extent of the spill and impact on the environment. Neighbour complaints is the number of registered environmental complaints.

Animals for testing

This item covers the number of animals used for all commenced internal and external testing undertaken for Novozymes.

Social responsibility

Number of employees

The number of employees is calculated as the actual number of employees at year-end, excluding employees on unpaid or parental leave, temporary hires, student interns and PhD students.

In calculating the number of full-time employees, employees with a working time ratio of 95% or over are stated as full-time employees.

Job categories

Senior management comprises the CEO, executive vice presidents, vice presidents and directors. Management comprises middle managers and specialists. Professional comprises employees with academic backgrounds, as well as team leaders. Administrative comprises administrative personnel. Skilled workers, laboratory technicians and other technicians comprises skilled workers, laboratory technicians and other technicians. Process operators comprises operators and unskilled workers.

Employee turnover

Employee turnover is measured as the number of permanent employees who left the Group during the financial year, compared with the average number of permanent employees in the financial year. The average number of permanent employees is calculated as the average number of permanent employees at the end of each quarter.

Growth in number of employees, organic

The organic growth in the number of employees is measured as the number of employees at year-end less the number of employees gained via acquisitions and the number of employees at the beginning of the year.

Growth in number of employees, acquisitions

The growth in the number of employees via acquisitions is measured as the number of employees gained via acquisition of new companies.

Age and seniority

Age and seniority are calculated as the average age and seniority in whole years per employee.

Absence

Absence is stated as time lost due to the employee's own illness, including pregnancy-related sick leave and occupational accidents and diseases. The rate of absence is calculated as the number of registered days of absence as a percentage of the total number of normal working days in one year, less holidays and public holidays.

Training costs

Training costs is the costs of seminars and internal and external training courses, translated into Danish kroner at the average rates of exchange. Training costs are also shown as a percentage of total employee costs.

Occupational health and safety

Occupational accidents and diseases

Occupational accidents is defined as the number of reported work-related accidents involving at least one day's absence after the day on which the accident occurred. Occupational diseases is the number of new reported cases of work-related diseases. The consequences of occupational accidents and occupational diseases are measured by recording the work situation once the outcome of the incident has stabilised, e.g. whether the employee has returned to his/her original job. The frequency of occupational accidents and diseases is calculated per million working hours.

Knowledge

Number of new products

The number of new products with new or improved characteristics launched during the year.

Number of active patent families

The number of inventions for which there are one or more active patent applications/active patents at year-end.

Risk factors

The Novozymes Group is subject to a number of risks which may have a negative effect on the Group's future activities and results. Novozymes works continuously both locally and at management level to identify these risks, and, where the Group has the opportunity to influence risks itself, activities are implemented with a view to countering and limiting the effect of these risks.

The most significant risks, based on an assessment of probability and consequences, are presented to the Board of Directors each quarter.

The following section describes a number of the most significant identified risks and the measures which Novozymes has implemented. The list is not in any order of priority and is not exhaustive.

Market and customers

Novozymes sells its products worldwide, and we are subject to the financial and political risks which this naturally entails. Growth in individual markets is therefore influenced by the local economic situation.

Customer concentration

A small number of customers account for a high proportion of our sales in certain product areas, which means that Novozymes is affected by the trend in these customers' market conditions. We work closely with our major customers to limit this risk, for example by means of joint production planning, joint development projects, integration of IT systems, etc.

Innovation

We try to maintain our position as market leader by continually launching new and improved high-quality products which meet our customers' needs. This places high demands on our research and development, requiring development to keep pace with our customers' needs. Failure here would entail the risk of a negative impact on Novozymes' sales targets.

Enzymes produced using genetically modified organisms (GMOs)

Novozymes produces a large number of enzymes using genetically modified organisms. Without this technology it would be necessary to use larger quantities of raw materials, water and energy, and in many cases commercial production of an enzyme would not be profitable.

The use of gene technology and GMOs is the subject of regular debate around the world, mainly concerning foods containing GMOs. Novozymes' use of gene technology has only featured in the debate to a limited degree. However, it is possible that Novozymes' production and sales to the food and feed industries in particular may be affected by the public debate on gene technology and the impact this may have on consumer demand.

Read more about Novozymes' use of gene technology at www.novozymes.com > Our science.

Competitors

Historically Novozymes has experienced constant price pressure in its markets, while there is considered to be a risk of increasing competition in the future from producers based in low-cost countries, particularly China and India. One of the ways in which we are trying to counter this risk is by using our technology to optimise production, thereby reducing costs per unit produced.

To maintain optimal production Novozymes is dependent, among other things, on reliability of deliveries from suppliers and, to safeguard this, cooperation agreements have been entered into with a number of key suppliers. These cooperation agreements also help to reduce the sensitivity to fluctuations in the price of raw materials and energy to which Novozymes is subject. Opportunities to pass on increases in raw material prices, for example, to our customers in a business-to-business market with large international customers are limited because of our relatively poor negotiating position in relation to major customers.

Patent strategy

Novozymes' technology is the basis of our business, and the company pursues an active patent strategy by protecting new discoveries as early as possible in order to stop our products, etc. being copied.

Environmental and social aspects

Environmental and social responsibility in how we run our business are among Novozymes' fundamental values. This is significant to all business activities and is underpinned by a number of targets for environmental and social responsibility.

Novozymes is heavily dependent on being able to attract and retain skilled employees in a labour market characterised by falling unemployment and growing competition, and the company's reputation is an important parameter in this respect.

Reputation

Novozymes tries to maintain its current reputation through open and transparent communication, both internally and externally. Efforts are also under way to reduce the risk of situations arising which could impair Novozymes' reputation. The Group's newly introduced business integrity principles are one example of this.

To uphold Novozymes' reputation, we play an active role in making good any damage that we may inadvertently cause, for example to the environment.

Animal testing

Novozymes uses animal testing in connection with the development and approval of products. The use of animal testing is the subject of public debate and as such constitutes a risk to Novozymes' reputation. The current product portfolio involves relatively few animal tests, but this may change as a result of the development of new business areas. We are continuously trying to reduce the number of animal tests by further refining the methods used and replacing test methods wherever possible.

Business partners

Also in our relations with business partners, we seek to reduce the risk of being associated with environmental and social aspects which could impact negatively on Novozymes' reputation. This is done partly by asking suppliers of raw materials for enzyme production to perform a self-assessment of their compliance with internationally recognised standards and conventions. Novozymes' business partners are also informed about our business integrity principles.

Financial risk factors

Novozymes' international operations mean that the income statement and balance sheet are exposed to a number of financial risk factors. Financial risks are managed centrally. The use of financial instruments is governed by the treasury policy approved by Novozymes' Board of Directors. This policy contains rules on the financial instruments that can be used for hedging, the counterparties that can be used and the risk profile that is to be applied. Financial instruments are used to hedge existing assets and liabilities or expected future net cash flow.

Currency exposure

Currency exposure arises due to imbalances between income and costs in each individual currency and because Novozymes has more assets than liabilities in foreign subsidiaries.

Operating profit is most exposed to the EUR, USD and JPY. A 2.25% movement in the EUR would, other things being equal, result in a change in operating profit of around DKK 40-50 million. A movement of 5% in the USD would result in a change in operating profit in the region of DKK 35-45 million. A movement of 5% in the JPY would result in a change in the region of DKK 5-10 million.

Novozymes' policy is to hedge existing net assets in foreign currencies and expected future net exposure from the company's operations. Hedging is carried out through a combination of currency loans, forward exchange contracts, currency swaps and options. The hedging transactions are based on Novozymes' expectations of future exchange rate movements and are carried out to minimise the risk of loss and therefore increase the predictability of the Group's financial results.

Currency exposure relating to investments in foreign subsidiaries is hedged where this is deemed appropriate. Currency exposure is managed primarily by taking out currency loans and entering into currency swaps. Currency swaps, which are used to hedge participating interests, generally have a maturity period of over 12 months.

Interest rate exposure

Interest rate exposure arises in relation to interest-bearing assets and liabilities. A change of 1 percentage point in the average interest rate on Novozymes' net interest-bearing assets would have an effect on profit before tax of DKK 3 million. 80% of the loan portfolio at year-end 2006 was at fixed rates of interest. According to Novozymes' treasury policy, free funds may only be invested in government bonds, extremely liquid domestic mortgage-credit bonds and money-market deposits.

Credit risk

Credit risk is managed by dealing in financial instruments and placing deposits only with banks having a satisfactory credit rating from one or more of the recognised rating agencies. Credit risk is calculated on the basis of net market values and is governed by the company's treasury policy. Novozymes has entered into netting agreements (ISDA) with all the banks used for dealing in financial instruments, which means that Novozymes' credit risk is limited to net assets. At December 31, 2006 the maximum credit risk related to one counterparty was equivalent to DKK 111 million.

Liquidity risk

In connection with the Group's ongoing financing of operations, including refinancing risk, the finance function shall ensure adequate and flexible liquidity. This is guaranteed by placing deposits in cash and extremely liquid negotiable instruments, and using binding credit facilities.

Other risks

Energy consumption and prices

The manufacture of industrial enzymes requires high inputs of energy, and the trend in energy prices will therefore impact cost of goods sold. The risk of a negative impact from rising energy and CO_2 prices is managed through optimisations in the production process, for example by using gene technology, and by partially hedging energy prices for a future period.

Global organisation

Novozymes operates in many markets via sales companies and distributors, while production is restricted to a small number of countries. This entails a number of internal transactions, etc., which are covered by internal settlement prices. Novozymes follows the OECD principles in setting internal settlement prices, but this is a complicated area and always entails a tax risk as the area is subject to political judgement in each individual country. Novozymes regularly enters into dialogue with the tax authorities in the countries involved to reduce this risk.

Insurance

The risk of personal injury, material damage and other events beyond the company's control, and any losses that Novozymes may cause, are covered by an extensive insurance programme. Cover in different areas is subject to a deductible based on Novozymes' claims history. However, the current price of the policies and the cover provided may be affected by external circumstances such as natural disasters and similar.

Income statement - the Novozymes Group

Note		2006 DKK million	2005 DKK million
1, 2	Sales	6,802	6,281
3, 5	Cost of goods sold	3,147	2,936
	Gross profit	**3,655**	**3,345**
3, 5	Sales and distribution costs	844	748
3, 5	Research and development costs	880	793
3, 4, 5	Administrative costs	650	632
6	Licence fees and Other operating income, net	59	34
	Operating profit	**1,340**	**1,206**
7	Financial income	134	76
8	Financial costs	256	132
	Profit before tax	**1,218**	**1,150**
9	Corporation tax	307	289
	Net profit	**911**	**861**
	Attributable to:		
	Shareholders in the parent company	909	858
	Minority interests	2	3
		911	861
	Proposed dividend per share	DKK 4.50	DKK 4.00
18	Earnings per share	DKK 14.46	DKK 13.11
18	Earnings per share, diluted	DKK 14.09	DKK 12.79

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Share capital DKK million	Treasury shares DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2006	**696**	**(1,659)**	**68**	**60**	**(6)**	**4,602**	**33**	**3,794**
Currency translation of subsidiaries and minority interests			(161)				(3)	**(164)**
Fair value adjustment of financial instruments			35	17	98			**150**
Cash flow hedges transferred to income statement					(8)			**(8)**
Share-based payment						19		**19**
Tax relating to the above			(9)		(8)	119		**102**
Items recognised directly in shareholders' equity	**-**	**-**	**(135)**	**17**	**82**	**138**	**(3)**	**99**
Net profit						909	2	**911**
Total income for the year	**-**	**-**	**(135)**	**17**	**82**	**1,047**	**(1)**	**1,010**
Purchase of treasury shares		(1,107)						**(1,107)**
Sale of treasury shares		111						**111**
Write-down of share capital	(46)	1,206				(1,160)		**-**
Dividend						(255)	(1)	**(256)**
Other adjustments						(162)	3	**(159)**
Other movements in shareholders' equity	**(46)**	**210**	**-**	**-**	**-**	**(1,577)**	**2**	**(1,411)**
Shareholders' equity at December 31, 2006	**650**	**(1,449)**	**(67)**	**77**	**76**	**4,072**	**34**	**3,393**

The proposed dividend of DKK 278 million for 2006 is included in Retained earnings.

Reference is made to Note 18 concerning treasury shares and average number of shares.

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Share capital DKK million	Treasury shares DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2005	**726**	**(1,316)**	**(114)**	**53**	**75**	**4,493**	**30**	**3,947**
Currency translation of subsidiaries and minority interests			242				3	**245**
Fair value adjustment of financial instruments			(33)	7	(22)			**(48)**
Cash flow hedges transferred to income statement					(83)			**(83)**
Share-based payment						15		**15**
Tax relating to the above			(27)		24	57		**54**
Items recognised directly in shareholders' equity	**-**	**-**	**182**	**7**	**(81)**	**72**	**3**	**183**
Net profit						858	3	**861**
Total income for the year	**-**	**-**	**182**	**7**	**(81)**	**930**	**6**	**1,044**
Purchase of treasury shares		(1,053)						**(1,053)**
Sale of treasury shares		126						**126**
Write-down of share capital	(30)	584				(554)		**-**
Dividend						(231)	(1)	**(232)**
Other adjustments						(36)	(2)	**(38)**
Other movements in shareholders' equity	**(30)**	**(343)**	**-**	**-**	**-**	**(821)**	**(3)**	**(1,197)**
Shareholders' equity at December 31, 2005	**696**	**(1,659)**	**68**	**60**	**(6)**	**4,602**	**33**	**3,794**

The proposed dividend of DKK 256 milllion for 2005 is included in Retained earnings.

Reference is made to Note 18 concerning treasury shares and average number of shares.

Balance sheet - the Novozymes Group

Note		Dec. 31, 2006 DKK million	Dec. 31, 2005 DKK million
	ASSETS		
10	Intangible fixed assets	769	431
11	Property, plant and equipment	3,553	3,477
12	Deferred tax assets	45	42
	Financial assets	12	20
	Total fixed assets	**4,379**	**3,970**
13	Inventories	1,326	1,197
14	Trade receivables	1,193	1,056
15	Tax receivable	248	318
16	Other receivables	145	163
17	Financial assets	177	151
	Cash at bank and in hand	497	454
	Total current assets	**3,586**	**3,339**
	Total assets	**7,965**	**7,309**
	LIABILITIES AND SHAREHOLDERS' EQUITY		
18	Share capital	650	696
18	Treasury shares	(1,449)	(1,659)
	Other reserves	86	122
	Retained earnings	4,072	4,602
19	Minority interests	34	33
	Total shareholders' equity	**3,393**	**3,794**
12	Deferred tax liabilities	756	574
20	Long-term employee benefits	15	17
21	Provisions	134	63
22	Financial liabilities	1,708	1,396
	Other non-current liabilities	21	23
	Non-current liabilities	**2,634**	**2,073**
23	Financial liabilities	461	168
21	Provisions	20	11
	Trade payables	386	313
15	Tax payable	50	48
24	Other current liabilities	1,021	902
	Total current liabilities	**1,938**	**1,442**
	Total liabilities	**4,572**	**3,515**
	Total liabilities and shareholders' equity	**7,965**	**7,309**

Statement of cash flows and financial resources - the Novozymes Group

Note		2006 DKK million	2005 DKK million
	Net profit	**911**	**861**
32	Reversal of non-cash expenses	996	756
	Corporation tax paid	(120)	(382)
	Interest received	133	65
	Interest paid	(147)	(95)
	Cash flow before change in working capital	**1,773**	**1,205**
	Change in working capital:		
	(Increase)/decrease in receivables	(80)	(53)
	(Increase)/decrease in inventories	(48)	(23)
	Increase/(decrease) in trade payables and other liabilities	(111)	197
	Cash flow from operating activities	**1,534**	**1,326**
	Investments:		
10	Purchase of intangible fixed assets	(13)	(11)
	Sale of property, plant and equipment	29	31
11	Purchase of property, plant and equipment	(492)	(355)
35	Acquisition of companies	(477)	-
	Cash flow from investing activities	**(953)**	**(335)**
	Free cash flow	**581**	**991**
	Financing:		
	Non-current borrowings	385	-
17	Sale of shares in Novo Nordisk A/S	15	22
18	Purchase of treasury shares, net	(996)	(927)
	Dividend paid	(255)	(231)
	Cash flow from financing activities	**(851)**	**(1,136)**
	Net cash flow	**(270)**	**(145)**
	Unrealised gain/(loss) on currencies and financial assets included in cash and cash equivalents	(26)	29
	Net change in cash and cash equivalents	**(296)**	**(116)**
	Cash and cash equivalents at January 1	367	483
33	**Cash and cash equivalents at December 31**	**71**	**367**
34	Undrawn committed credit facilities	3,000	3,000
	Financial resources at December 31	**3,071**	**3,367**

Environmental, social and knowledge data

Note			2006	2005
	ENVIRONMENT			
	Consumption of resources			
37	Water	1,000 m^3	4,893	4,600
38	Internally generated energy	1,000 GJ	846	821
	Externally generated energy	1,000 GJ	2,476	2,357
	Energy, total	1,000 GJ	3,322	3,178
	Raw materials	1,000 tons	323	287
	Packaging	1,000 tons	12	11
	Wastewater			
39	Volume	1,000 m^3	3,564	3,349
	Dry matter	Tons	315	366
	BOD5	Tons	748	468
	COD	Tons	1,756	1,689
	Nitrogen	Tons	166	181
	Phosphorus	Tons	36	39
	Biomass			
	Volume, NovoGro®	1,000 m^3	280	293
	Volume, NovoGro® 30	1,000 m^3	116	108
	Volume, compost	1,000 m^3	45	35
	Nitrogen	Tons	1,598	1,451
	Phosphorus	Tons	609	584
	Waste			
	Non-hazardous waste	Tons	7,662	9,109
	Hazardous waste	Tons	975	991
40	Waste, total	Tons	8,637	10,100
	Percentage of total waste recycled	%	42.1	30.6
	Emissions to air			
	Ozone-depleting substances, HCFCs	Kg	1,310	5,368
41	CO_2	1,000 tons	406	377
	SO_2	Tons	1,120	1,090
	NO_x	Tons	945	878
	Environmental impact potentials			
42	Global warming	1,000 tons CO_2-eqv.	408	386
43	Ozone layer depletion	Kg CFC_{11}-eqv.	52	215
	Acidification	Tons SO_2-eqv.	1,781	1,706
	Environmental compliance, etc.			
	Breaches of regulatory limits, groundwater	No.	22	21
	Breaches of regulatory limits, other	No.	8	6
	Unintended releases of GMOs	No.	0	0
	Significant spills	No.	0	1
	Neighbour complaints	No.	14	17
	Animals for testing			
	Animals for testing	No.	4,339	2,952

Environmental, social and knowledge data

Note			2006	2005
	SOCIAL			
	Employee statistics			
44	Employees, total	No.	4,544	4,068
44, 45	Women	%	35.8	34.8
	Men	%	64.2	65.2
46	Rate of employee turnover	%	8.0	6.6
	Average age	Years	39.8	40.0
	Seniority	Years	8.9	9.3
47	Rate of absence	%	2.3	2.5
	Training costs			
	Average spent per employee	DKK	6,721	6,941
	Costs as percentage of total employee costs	%	1.6	1.5
	HEALTH AND SAFETY			
	Occupational accidents and diseases			
	Fatalities	No.	0	0
48	Accidents with absence	No.	27	30
	Of which accidents requiring professional first aid	No.	21	26
49	Occupational diseases	No.	11	12
	Frequency of occupational accidents	Per million working hours	3.7	4.6
	Frequency of occupational accidents requiring professional first aid	Per million working hours	2.9	4.0
	Frequency of occupational diseases	Per million working hours	1.5	1.8
	KNOWLEDGE			
	Processes and technology			
	New products	No.	8	7
	Active patent families	No.	974	893

Note 5 - Depreciation, amortisation and impairment losses

	2006 DKK million	2005 DKK million
Recognised in the income statement under the following items:		
Cost of goods sold	271	301
Sales and distribution costs	13	12
Research and development costs	72	63
Administrative costs	17	17
Depreciation and impairment losses, property, plant and equipment	**373**	**393**
Recognised in the income statement under the following items:		
Cost of goods sold	50	25
Sales and distribution costs	12	18
Research and development costs	25	14
Administrative costs	9	12
Amortisation and impairment losses, intangible fixed assets	**96**	**69**
Total depreciation, amortisation and impairment losses	**469**	**462**

Of which impairment losses on know-how of DKK 15 million in 2006, included in Cost of goods sold.

Note 6 - Licence fees and Other operating income, net

	2006 DKK million	2005 DKK million
Other operating income, net	43	19
Licence fees	16	15
Licence fees and Other operating income, net	**59**	**34**

Note 7 - Financial income

	2006 DKK million	2005 DKK million
Interest income	130	72
Gains on securities, etc., net	4	4
Financial income	**134**	**76**

Note 8 - Financial costs

	2006 DKK million	2005 DKK million
Interest costs	156	95
Foreign exchange losses on derivative financial instruments, net	45	1
Other foreign exchange losses, net	5	6
Other financial costs	13	12
Fair value adjustment - share-based payment	37	18
Financial costs	**256**	**132**

Note 9 - Tax

	2006 DKK million	2005 DKK million
Tax payable on net profit	332	322
Change in deferred tax	55	18
Impact of change in tax rate from 30% in 2004 to 28% in 2005	-	(35)
Adjustment for previous years	(80)	(16)
Tax in the income statement	**307**	**289**
Calculation of effective tax rate:		
Corporation tax in Denmark	28.0 %	28.0 %
Impact of change in tax rate from 30% in 2004 to 28% in 2005	-	(3.1)%
Non-deductible expenses	1.2 %	0.4 %
Difference in foreign tax rates	(2.3)%	(2.0)%
Other adjustments	(1.7)%	1.8 %
Effective tax rate	25.2 %	25.1 %

Note 10 - Intangible fixed assets

	Completed IT development projects* DKK million	Acquired patents, licences and know-how DKK million	Goodwill DKK million	IT development projects in progress* DKK million	Total DKK million
Cost at January 1, 2006	247	465	135	20	867
Currency translation	(1)	1	(8)	-	(8)
Acquisition of companies	-	324	104	-	428
Additions during the year	3	2	-	8	13
Transfer (to)/from other items	11	-	-	(11)	-
Cost at December 31, 2006	**260**	**792**	**231**	**17**	**1,300**
Amortisation and impairment losses at January 1, 2006	195	226	15		436
Currency translation	(1)	0	0		(1)
Amortisation for the year	27	54	-		81
Impairment losses for the year	-	15	-		15
Amortisation and impairment losses at December 31, 2006	**221**	**295**	**15**		**531**
Carrying amount at December 31, 2006	**39**	**497**	**216**	**17**	**769**
Cost at January 1, 2005	246	460	119	20	845
Currency translation	1	(1)	11	-	11
Additions during the year	-	6	5	-	11
Transfer to other items	-	-	-	(11)	(11)
Transfer from other items	-	-	-	11	11
Cost at December 31, 2005	**247**	**465**	**135**	**20**	**867**
Amortisation and impairment losses at January 1, 2005	153	197	15		365
Currency translation	2	0	0		2
Amortisation for the year	40	29	-		69
Amortisation and impairment losses at December 31, 2005	**195**	**226**	**15**		**436**
Carrying amount at December 31, 2005	**52**	**239**	**120**	**20**	**431**

* Assets developed internally

Obligations to third parties relating to investments in intangible fixed assets are DKK 0 million at December 31, 2006, compared with DKK 53 million in 2005.

The carrying amounts of intangible fixed assets, including goodwill, were reviewed for impairment losses at December 31, 2006. This did not reveal any need to write down the book values for impairment.

The impairment test compared the discounted cash flow of the individual cash-generating units with the carrying amounts in the units. Cash flow is based on budgets and business plans for the period 2007-2011.

Material assumptions used in calculating the terminal value, such as development in sales, EBIT, working capital, fixed assets and assumptions for growth beyond the specified five-year period, are based on assessments of the individual unit. Discount factors reflecting the risks associated with the individual units are used in calculating the discounted cash flow.

An amount of DKK 15 million has been written down for impairment, based on a concrete assessment of a know-how asset.

Note 11 - Property, plant and equipment

	Land and buildings DKK million	Plant and machinery DKK million	Other equipment DKK million	Plant, property and equipment under construction DKK million	Total DKK million
Cost at January 1, 2006	2,900	3,816	1,072	381	8,169
Currency translation	(98)	(98)	(32)	(8)	(236)
Acquisition of companies	35	52	3	-	90
Additions during the year	21	85	53	333	492
Disposals during the year	(3)	(19)	(70)	(10)	(102)
Transfer (to)/from other items	19	132	46	(197)	-
Cost at December 31, 2006	**2,874**	**3,968**	**1,072**	**499**	**8,413**
Depreciation and impairment losses at January 1, 2006	1,104	2,831	757		4,692
Currency translation	(30)	(66)	(23)		(119)
Depreciation for the year	80	208	85		373
Depreciation and impairment losses eliminated on disposals during the year	(3)	(17)	(66)		(86)
Depreciation and impairment losses at December 31, 2006	**1,151**	**2,956**	**753**		**4,860**
Carrying amount at December 31, 2006	**1,723**	**1,012**	**319**	**499**	**3,553**
Cost at January 1, 2005	2,788	3,631	1,062	306	7,787
Currency translation	161	163	43	8	375
Additions during the year	46	36	43	230	355
Disposals during the year	(144)	(98)	(101)	(5)	(348)
Transfer (to)/from other items	49	84	25	(158)	-
Cost at December 31, 2005	**2,900**	**3,816**	**1,072**	**381**	**8,169**
Depreciation and impairment losses at January 1, 2005	1,042	2,610	733		4,385
Currency translation	63	99	29		191
Depreciation for the year	91	215	87		393
Depreciation and impairment losses eliminated on disposals during the year	(92)	(93)	(92)		(277)
Depreciation and impairment losses at December 31, 2005	**1,104**	**2,831**	**757**		**4,692**
Carrying amount at December 31, 2005	**1,796**	**985**	**315**	**381**	**3,477**

Obligations to third parties relating to capital expenditure are DKK 83 million at December 31, 2006, compared with DKK 107 million at December 31, 2005.

Geographical distribution:	2006 DKK million	2005 DKK million
Denmark	1,968	1,950
Rest of Europe, Middle East and Africa	129	69
North America	749	842
Asia Pacific	666	579
Latin America	41	37
Carrying amount at December 31	**3,553**	**3,477**

Note 12 - Deferred tax

	2006 DKK million	2005 DKK million
Deferred tax at January 1	(532)	(491)
Currency translation	18	(23)
Acquisition of companies	(7)	-
Tax on shareholders' equity items	(97)	(5)
Tax for the year	(93)	(13)
Deferred tax at December 31	**(711)**	**(532)**
Deferred tax assets	45	42
Deferred tax liabilities	(756)	(574)
Deferred tax at December 31	**(711)**	**(532)**

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible fixed assets and property, plant and equipment	9	(642)	(633)
Deferred tax relating to inventories	85	(135)	(50)
Tax-loss carry-forwards and balance re recapture of tax losses	15	(19)	(4)
Share options	271	-	271
Liabilities and other	218	(513)	(295)
	598	**(1,309)**	**(711)**
Netting	(553)	553	-
Deferred tax at December 31, 2006	**45**	**(756)**	**(711)**
Of which due after more than 12 months	-	-	(696)
Unrecognised share of tax-loss carry-forwards, etc.	-	-	-
Recognised tax-loss carry-forwards, previously unrecognised	6	-	-

Tax-loss carry-forwards are recognised in deferred tax assets to the extent that the losses are expected to be realised in the form of future taxable profits within a period of 3-5 years.

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible fixed assets and property, plant and equipment	13	(684)	(671)
Deferred tax relating to inventories	201	(194)	7
Tax-loss carry-forwards and balance re recapture of tax losses	6	(61)	(55)
Share options	191	-	191
Liabilities and other	162	(166)	(4)
	573	**(1,105)**	**(532)**
Netting	(531)	531	-
Deferred tax at December 31, 2005	**42**	**(574)**	**(532)**
Of which due after more than 12 months	-	-	(759)
Unrecognised share of tax-loss carry-forwards, etc.	24	-	-
Recognised tax-loss carry-forwards, previously unrecognised	-	-	-

Tax-loss carry-forwards are recognised in deferred tax assets to the extent that the losses are expected to be realised in the form of future taxable profits within a period of 3-5 years.

Note 13 - Inventories

	2006 DKK million	2005 DKK million
Raw materials and consumables	201	178
Goods in progress	338	305
Finished goods	787	714
Inventories	**1,326**	**1,197**

The material consumption, included under Cost of goods sold, is DKK 1,668 million, compared with DKK 1,494 million in 2005.

Expensed write-downs on inventories	30	23
Reversal of write-downs on inventories	9	13

Some of the reversal of write-downs can be attributed to the written-down inventories being reused in production.

Note 14 - Trade receivables

	2006 DKK million	2005 DKK million
Trade receivables	1,238	1,099
Allowances for doubtful trade receivables	(103)	(103)
	1,135	996
Amounts owed by affiliated companies	58	60
Trade receivables at December 31	**1,193**	**1,056**

The age analysis of net trade receivables is as follows:

Less than 1 year	152	97
More than 1 year	-	-

DKK 5 million has been expensed in 2006 in allowances for and actual losses on doubtful trade receivables, compared with DKK 5 million in 2005. These costs are included in Sales and distribution costs.

Note 15 - Tax receivable/payable

	2006 DKK million	2005 DKK million
At January 1	270	146
Currency translation	(16)	(14)
Acquisition of companies	4	-
Tax on shareholders' equity items	34	32
Tax relating to the year	(214)	(276)
Tax paid on account for the current year, net	360	454
Tax received on account for previous years, net	(240)	(72)
Tax receivable/(payable) at December 31	**198**	**270**
Corporation tax receivable	248	318
Corporation tax payable	(50)	(48)
Tax receivable/(payable) at December 31	**198**	**270**
Of which due after more than 12 months	55	2

Note 16 - Other receivables

	2006 DKK million	2005 DKK million
Public authorities	7	22
Deposits	13	18
Prepaid expenses	54	53
Other receivables	71	70
Other receivables at December 31	**145**	**163**

Other receivables primarily fall due within 1 year from the balance sheet date.

Note 17 - Financial assets

Financial assets comprises Available-for-sale financial assets and Derivative financial instruments.

Available-for-sale financial assets, comprising the Group's holding of Novo Nordisk B shares, had a market value of DKK 133 million at December 31, 2006, compared with DKK 132 million at December 31, 2005.

A gain of DKK 33 million on revaluation to market value has been recognised in shareholders' equity in 2006, of which DKK 21 million has been transferred from shareholders' equity to the income statement. In 2005 the revaluation to market value was DKK 21 million, of which DKK 14 million was transferred to the income statement.

The Group's holding of Novo Nordisk shares has been acquired with a view to hedging the share option obligation, cf. Note 25.

Derivative financial instruments amounted to DKK 44 million at December 31, 2006, compared with DKK 19 million in 2005.

Note 18 - Share capital

	2006 DKK million	2005 DKK million
Share capital		
Nominal value		
A share capital	107	107
B share capital	543	589
Share capital at December 31	**650**	**696**

	2006 No.	2005 No.
Number of shares		
A shares of DKK 10	10,748,720	10,748,720
B shares of DKK 10	54,251,280	58,851,280
Total shares	**65,000,000**	**69,600,000**

Each A share gives entitlement to 100 votes, while each B share gives entitlement to 10 votes.

The share capital was written down in 2004, 2005 and 2006, but was unchanged in 2002-2003.

	2006 No.	2005 No.
Number of shares in circulation		
Number of shares at January 1	63,911,100	66,590,000
Purchase of treasury shares	(2,756,632)	(3,449,031)
Sale of treasury shares	651,038	770,131
Number of shares at December 31	**61,805,506**	**63,911,100**

	2006 DKK million	2005 DKK million
Treasury shares - B shares		
Cost		
Cost at January 1	1,659	1,316
Additions during the year	1,107	1,053
Disposals during the year	(111)	(126)
Write-down of share capital	(1,206)	(584)
Cost at December 31	**1,449**	**1,659**
Nominal value		
Nominal value at January 1	57	60
Additions during the year	28	35
Disposals during the year	(7)	(8)
Write-down of share capital	(46)	(30)
Nominal value at December 31	**32**	**57**
Number of shares		
Number of shares at January 1	5,688,900	6,010,000
Additions during the year	2,756,632	3,449,031
Disposals during the year	(651,038)	(770,131)
Write-down of share capital	(4,600,000)	(3,000,000)
Number of shares at December 31	**3,194,494**	**5,688,900**

	2006 DKK million	2005 DKK million
Percentage of share capital		
Percentage of share capital at January 1	8.2 %	8.3 %
Adjustment to figure at beginning of year as a result of write-down of share capital	0.6 %	0.3 %
Additions during the year	4.2 %	5.0 %
Disposals during the year	(1.0)%	(1.1)%
Write-down of share capital	(7.1)%	(4.3)%
Percentage of share capital at December 31	4.9 %	8.2 %

Among other things, acquisitions of treasury shares during the year took place to hedge share options and adjust the capital structure.

Average number of shares:

Weighted average number of outstanding shares excluding treasury shares	62,874,459	65,461,022
Adjustment for share options	1,629,118	1,607,617
Weighted average number of outstanding shares (diluted) excluding treasury shares and including share options in-the-money:	64,503,577	67,068,639

Note 19 - Minority interests

	2006 DKK million	2005 DKK million
Minority interests at January 1	33	30
Currency translation	(3)	3
Purchase of minority shares	3	(2)
Share of net profit	2	3
Dividend paid	(1)	(1)
Minority interests at December 31	**34**	**33**

Note 20 - Provisions for pensions and other long-term employee benefits

The Group has entered into pension agreements with a significant number of its employees. Most of the pension plans are defined contribution plans, and only a small number are defined benefit plans. A health insurance plan has also been established in the USA.

Some of the pension plans are funded by payments from Group companies. However, some plans are not funded, and a liability has been recognised in the balance sheet for these plans.

As well as pension agreements, a few countries also have plans covering other long-term employee benefits which meet local requirements for insuring employees in the event of termination, etc.

	2006 DKK million	2005 DKK million
Amounts recognised in the income statement re defined benefit pension plans:		
Current service costs	7	5
Interest costs	2	3
Expected return on plan assets	(3)	(3)
Service costs relating to changes to plans	(3)	2
Total amount re defined benefit plans recognised in the income statement	3	7

The actual return on plan assets was a positive return of DKK 2 million (2005: a positive return of DKK 8 million).

	2006 DKK million	2005 DKK million
Amounts recognised in the balance sheet re defined benefit pension plans:		
Present value of fully/partly funded obligations	76	81
Fair value of plan assets	(84)	(77)
	(8)	4
Present value of unfunded obligations	12	12
Unrecognised actuarial gains/(losses)	8	1
Unrecognised part of benefit assets	3	-
Liability recognised in the balance sheet	15	17

	2006 DKK million	2005 DKK million
Movement in the net liability:		
Opening net liability	17	16
Currency translation	(1)	2
Total amount expensed in the income statement	3	7
Contributions paid	(6)	(6)
Other changes	2	(2)
Closing net liability	15	17

The actuarial valuations of the most significant defined benefit plans have been based on the following assumptions:

	2006	2005
Discount rates	2.9%	3.9%
Expected rates of return on plan assets	3.5%	4.5%
Future salary increases	1.3%	2.0%
Annual increase in healthcare costs	7.6%	7.6%

Note 21 - Provisions

	2006 DKK million	2005 DKK million
Provisions at January 1	74	79
Currency translation	0	2
Acquisition of companies	40	-
Additions during the year	47	12
Previous years reversed	(6)	-
Utilisation during the year	(1)	(19)
Provisions at December 31	154	74
Current	20	11
Non-current	134	63

Provisions includes items relating to liabilities for restoring rental premises to their original condition on moving out, remainder of purchase price in connection with acquisition of companies, pending litigation and other long-term employee benefits with the exception of pensions and similar obligations.

Note 22 - *Financial liabilities - non-current*

Financial liabilities includes debt to credit institutions as specified below and liabilities relating to derivative and other financial instruments of DKK 71 million in 2006, compared with DKK 43 million in 2005.

	2006 DKK million	2005 DKK million
Unsecured borrowings and other non-current loans with terms between 2009 and 2013 at an interest rate of 4.1% - 5.6%, excluding the amounts falling due within 1 year	1,637	1,353
Credit institutions at December 31	**1,637**	**1,353**

The debt is payable within the following periods from the balance sheet date:

Between 1 and 2 years	-	-
Between 2 and 3 years	714	-
Between 3 and 4 years	366	796
Between 4 and 5 years	-	-
After 5 years	557	557
Credit institutions at December 31	**1,637**	**1,353**

The debt is denominated in the following currencies:		
DKK	557	557
USD	1,080	796
Credit institutions at December 31	**1,637**	**1,353**

The interest on the above loans will be adjusted in 2007.

Revaluation of the above loans to market value at December 31, 2006 would not have entailed a value adjustment.

Note 23 - Financial liabilities - current

Financial liabilities includes debt to credit institutions as specified below and other liabilities relating to derivative and other financial instruments of DKK 35 million in 2006, compared with DKK 81 million in 2005.

	2006 DKK million	2005 DKK million
Credit institutions	426	87
Non-current borrowings falling due within 1 year	-	-
Credit institutions at December 31	**426**	**87**
The debt is denominated in the following currencies:		
DKK	372	33
EUR	27	21
JPY	24	32
Other	3	1
Credit institutions at December 31	**426**	**87**

Note 24 - Other current liabilities

	2006 DKK million	2005 DKK million
Employee costs payable	406	329
Taxes and duties payable	20	33
Accruals and deferred income	74	70
Share-based payment	114	84
Other current liabilities	407	386
Other current liabilities at December 31	**1,021**	**902**

Note 25 - Share-based payment, and remuneration

As in previous years share options have been granted in 2006. Allocation has been linked to profit and value creation targets being achieved. The purpose of the share option programmes has been to ensure common goals for the Management, employees and shareholders.

The Management has previously been granted share options with a maturity period between six and eight years, which after three years give the holder the right to purchase one share with a nominal value of DKK 10 per share option. Other managerial staff have been granted share options with a maturity period of eight years, which after three years give the holder of the option the right to purchase one share with a nominal value of DKK 10 per share option.

The share option programme for other employees ran for three years, so it was possible to be allocated share options for the years 2001, 2002 and 2003. The share options have a binding period of three years and an exercise period of five years after the binding period.

The above-mentioned share option programmes are primarily equity-settled, and no liability is recognised for these. In the case of allocations in countries where ownership of foreign shares is not permitted, the value of the share options is settled in cash, and a liability of DKK 37 million (2005: DKK 24 million) was recognised for this in 2006. The intrinsic value of the programmes in 2006 was DKK 37 million (2005: DKK 24 million).

At December 31, 2006 the Group's outstanding Novo Nordisk A/S share options totalled 276,703, with an average exercise price of DKK 192 per share of DKK 2 and a market value of DKK 77 million, which is recognised as a liability. These options are hedged by the Group's holding of Novo Nordisk A/S shares, which are recognised at market value. In 2006 the Management and managerial staff exercised 87,900 Novo Nordisk A/S options.

The Group is obliged to divest shares to Novo A/S with regard to options allocated to employees who were transferred to Novo A/S in connection with the Demerger. The shares will be divested when the employees exercise their options, and Novozymes A/S is committed to reimburse expenses equivalent to the value of the shares at the time of the transition of the employees to Novo A/S. 4,260 shares were divested in 2006, such that the obligation at December 31, 2006 totalled 7,400 shares. This obligation is hedged by the holding of treasury shares.

Share options in Novozymes A/S	Management	Other managerial staff	Other staff	Total	Number of options which can be exercised	Exercise price per option in DKK	Remaining term to maturity (yrs)
Outstanding at January 1, 2005	**241,800**	**1,307,032**	**2,388,517**	**3,937,349**	**429,409**	**159***	**6****
Options exercised in 2005	(126,550)	(217,960)	(468,521)	(813,031)		163*	
Terminations in 2005***	-	(10,950)	(26,499)	(37,449)			
Outstanding at December 31, 2005	**115,250**	**1,078,122**	**1,893,497**	**3,086,869**	**800,787**	**158***	**5****
Additions during the year	8,279	417,906	-	426,185			
Options exercised in 2006	(47,150)	(264,080)	(369,518)	(680,748)		167*	
Terminations in 2006***	(9,000)	(18,569)	(14,250)	(41,819)			
Outstanding at December 31, 2006	**67,379**	**1,213,379**	**1,509,729**	**2,790,487**	**857,939**	**183***	**5****

Share options in Novozymes A/S	Management	Other managerial staff	Other staff	Total	Number of options which can be exercised	Exercise price per option in DKK	Remaining term to maturity (yrs)	Market value in DKK million
Outstanding programme 1998	-	2,350	-	2,350	2,350	64	0	1
Outstanding programme 1999	-	8,902	-	8,902	8,902	101	1	3
Outstanding programme 2000	2,200	17,717	-	19,917	19,917	101	2	8
Outstanding programme 2000	300	1,000	-	1,300	1,300	101	0	1
Outstanding programme 2000	-	66,600	-	66,600	66,600	150	2	23
Outstanding programme 2001	6,300	101,418	-	107,718	107,718	159	3	35
Outstanding programme 2001	-	-	294,851	294,851	294,851	186	3	89
Outstanding programme 2002	7,700	109,450	239,151	356,301	356,301	169	4	113
Outstanding programme 2003	47,400	503,105	975,727	1,526,232	-	148	5	518
Outstanding programme 2006	3,479	397,832	-	401,311	-	344	8	78
Outstanding programme 2006	-	5,005	-	5,005	-	400	8	1
Outstanding at December 31, 2006	**67,379**	**1,213,379**	**1,509,729**	**2,790,487**	**857,939**			**870**

* The exercise price is an average of several option programmes.
** Remaining term to maturity is stated as a weighted average of the outstanding options.
*** Relates to employees outside Denmark.

Market value is calculated on the basis of the Black-Scholes model for valuation of options. The historical volatility for the last year is used when calculating the value of the options at year-end. The risk-free interest is based on Danish government bonds with a period of maturity equivalent to the option's expected remaining term to maturity. The expected period of maturity is fixed at 1 year after the expiry of the binding period, or the option's expiry date if this is within 1 year.

The following assumptions are made when calculating market value at the end of the period:

	2006	2005
Dividend per share, DKK	4.50	4.00
Volatility, %	26.5	16.9
Average risk-free interest, %	3.9	2.8
Share price	486	345

Holdings of and trading in Novozymes A/S shares by the Board of Directors and Management

Number of shares in Novozymes A/S	Board of Directors	Management	Total
Share portfolio at January 1, 2005	11,627	30,519	42,146
Purchase of shares during the year	6,800	126,550	133,350
Sale of shares during the year	(6,430)	(148,050)	(154,480)
Share portfolio at December 31, 2005	**11,997**	**9,019**	**21,016**
Change in Management	-	(1,705)	(1,705)
Purchase of shares during the year	-	48,150	48,150
Sale of shares during the year	(4,000)	(54,553)	(58,553)
Share portfolio at December 31, 2006	**7,997**	**911**	**8,908**

The share portfolio had a market value of DKK 7.3 million at December 31, 2005 and DKK 4.3 million at December 31, 2006, based on the listed prices at year-end 2005 and 2006 respectively.

Holdings, exercise and allocations of Novozymes A/S share options for the Management and Board of Directors

Number of share options in Novozymes A/S	Options at January 1, 2006	Additions during the year	Exercised during the year	Options at Dec. 31, 2006	Market value in DKK million
Steen Riisgaard	31,800	-	-	31,800	10.7
Per Falholt	13,500	-	(4,500)	9,000	3.1
Benny D. Loft*	10,300	3,479	(5,500)	8,279	2.3
Peder Holk Nielsen	35,950	-	(26,650)	9,300	3.2
Arne W. Schmidt	20,500	-	(11,500)	9,000	3.1
Holdings of share options	112,050	3,479	(48,150)	67,379	22.4

* Joined Management in 2006

In addition, Kurt Anker Nielsen, Vice-Chairman of the Board of Directors, has a holding of 6,268 share options in Novozymes A/S from 2000 and before in his capacity as a former executive officer of Novo Nordisk A/S.
The employee-elected board members also hold share options in Novozymes A/S, granted in connection with share option allocations in previous years covering all employees in Novozymes A/S on the relevant dates.

	2006 DKK million	2005 DKK million
Remuneration to the Management:		
Salaries	20	19
Pensions	4	4
Total remuneration to the Management	24	23
Total remuneration to the Board of Directors	3	3

A share-based incentive programme has been adopted for the Management for the period 2004-2006.

A pool of 185,955 B shares has been set aside from the company's holding of treasury shares, and the full number of shares will be released at the beginning of 2007. Allocation of the shares was conditional on the economic value added which Novozymes generated for its shareholders in the period 2004-2006. See page 13 in the "Report of the Board of Directors" for further information.

Economic value added is calculated using a WACC-based required rate of return of 7%. The market value of the incentive programme is calculated on the basis of the share price on the grant date less any expected dividends during the programme's term to maturity.

Members of Management have contracts of employment containing standard conditions for members of the Management of Danish listed companies, including with regard to the periods of notice which both parties are required to give and competition clauses. If the executive officer's contract of employment is terminated by the company, without there having been misconduct on the part of the executive officer, the executive officer has the right to compensation, which, depending on the circumstances, may amount to a maximum of three years' salary and pension contributions.

Note 26 - Foreign currencies in the balance sheet

Hedging of assets and liabilities in foreign currency (transaction risk)

The table below shows the Group's assets and liabilities in foreign currencies at December 31, 2006, calculated as the total of each Group company's assets and liabilities in a currency other than its own. The table also shows the financial instruments used to hedge these assets and liabilities.

DKK million	Currency exposure	Contracted derivative financial instruments	Net currency exposure	Exchange rate at Dec. 31, 2006 (for 100 units)
USD	229	(482)	(253)	566.14
EUR	284	(1,161)	(877)	745.60
CNY	114	-	114	72.53
JPY	38	(54)	(16)	4.75
CHF	(530)	407	(123)	464.00
AUD	328	(307)	21	446.71
Other	218	(97)	121	
	681	(1,694)	(1,013)	

Transaction risk is the possibility of gains/losses on transactions which are open on the balance sheet date as a result of subsequent exchange rate changes. Gains/losses are recognised in the income statement.

Hedging of investments in foreign subsidiaries (translation risk)

DKK million	Net investment in foreign subsidiaries	Contracted derivative financial instruments	Net assets with translation risk	Exchange rate at Dec. 31, 2006 (for 100 units)
AUD	137	-	137	446.71
BRL	81	-	81	264.41
CHF	542	(275)	267	464.00
CNY	848	-	848	72.53
EUR	95	-	95	745.60
USD	638	(244)	394	566.14
Other	135	-	135	
	2,476	(519)	1,957	

Translation risk is the possibility of gains/losses arising from translation of net assets in subsidiaries as a result of subsequent exchange rate changes. Gains/losses are recognised directly in Currency translation under Shareholders' equity.

Note 44 - Employee statistics

	2006 No.	2005 No.
Women	1,625	1,417
Men	2,919	2,651
Employees, total	**4,544**	**4,068**
Full-time employees	4,284	3,828
Part-time employees	260	240
Employees, total	**4,544**	**4,068**
Denmark	2,234	2,177
Rest of Europe, Middle East and Africa	406	282
North America	659	655
Asia Pacific	1,064	777
Latin America	181	177
Employees, total	**4,544**	**4,068**
Senior management	141	130
Management	596	499
Professional	1,131	977
Administrative	542	515
Skilled workers, laboratory technicians and other technicians	876	763
Process operators	1,258	1,184
Employees, total	**4,544**	**4,068**

Note 45 - Percentage of women by job category

	2006 %	2005 %
Senior management	17.0	14.6
Management	28.2	28.7

As there is a particular focus on the percentage of women at management level, the percentage of women is only reported for Senior management and Management and not for other job categories.

Note 46 - Job creation

	2006 No.	2005 No.
Net growth in number of employees, organic	197	102
Net growth in number of employees, acquisitions	279	0
Terminations	319	245

Note 47 - Rate of absence by job category

	2006 %	2005 %
Senior management, Management, professional and administrative	1.2	1.1
Skilled workers, laboratory technicians, other technicians and process operators	3.5	4.0

Rate of absence has been broken down by grouped job categories based on whether the work carried out is primarily office-based, and is therefore not stated per job category.

Note 48 - Consequences of occupational accidents

	2006 No.	2005 No.
Return to original job	23	29
No longer employed by Novozymes, but still able to work	0	1
Case pending	4	0
Occupational accidents, total	**27**	**30**
Total days of absence	520	293

For the purpose of the comparative figures, cases which were pending at the end of 2005 have been updated in line with information available at the end of 2006. The derived figure for total days of absence has also been updated.

Note 49 - Consequences of occupational diseases

	2006 No.	2005 No.
Return to original job	5	5
Return to a different job in the same department	0	5
Transfer to a different job in another department	1	0
No longer employed by Novozymes, but still able to work	1	2
Out of work or early retirement	1	0
Case pending	3	0
Occupational diseases, total	**11**	**12**
Total days of absence	204	77

Key figures 2006-2002

DKK million		2006	2005	2004	2003	2002
Income statement						
Sales		6,802	6,281	5,988	5,775	5,632
Research and development costs		880	793	780	749	713
EBITDA		1,809	1,668	1,584	1,505	1,479
Operating profit		1,340	1,206	1,089	998	964
Financial items, net		(122)	(56)	(33)	32	(51)
Profit before tax		1,218	1,150	1,056	1,030	914
Net profit		911	861	775	746	656
Balance sheet						
Fixed assets		4,379	3,970	3,908	4,206	4,453
Current assets		3,586	3,339	3,168	3,292	3,745
Total assets		7,965	7,309	7,076	7,498	8,198
Share capital		650	696	726	754	754
Shareholders' equity		3,393	3,794	3,947	4,079	4,139
Non-current liabilities		2,634	2,073	1,865	1,970	2,899
Current liabilities		1,938	1,442	1,264	1,449	1,160
Net interest-bearing debt		1,455	877	638	782	1,069
Investments and cash flows						
Cash flow from operating activities		1,534	1,326	1,287	1,374	1,181
Cash flow from investing activities, net		(953)	(335)	(207)	(574)	(606)
Of which investments in property, plant and equipment, net		(463)	(324)	(279)	(389)	(334)
Free cash flow		581	991	1,080	800	575
Cash flow from financing activities		(851)	(1,136)	(1,029)	(998)	(368)
Net cash flow		(270)	(145)	51	(198)	207
Key figures						
Sales outside Denmark as a percentage of sales	%	98.2	96.9	95.8	96.2	96.7
Research and development costs as a percentage of sales	%	12.9	12.6	13.0	13.0	12.7
EBITDA margin	%	26.6	26.6	26.5	26.1	26.3
Operating profit margin	%	19.7	19.2	18.2	17.3	17.1
Net profit margin	%	13.4	13.7	12.9	12.9	11.6
Effective tax rate	%	25.2	25.1	26.6	27.6	28.2
Equity ratio	%	42.6	51.9	55.8	54.4	50.5
Return on equity	%	25.4	22.2	19.3	18.2	16.0
ROIC including goodwill	%	20.2	19.3	17.4	15.5	13.6
ROIC excluding goodwill	%	21.1	19.8	18.1	16.0	13.8
WACC	%	7.5	5.9	5.8	6.0	5.7

Companies in the Novozymes Group

Group companies

	Country	Activity						Issued share capital/paid-up capital	Percentage of shares owned
Novozymes Australia Pty. Ltd.	Australia			□			AUD	500,000	100
Novozymes GroPep Holding Pty. Ltd.	Australia					□	AUD	30,000,001	100
Novozymes GroPep Ltd.	Australia		○	□	Δ		AUD	102,201,000	100
Novozymes Austria GmbH	Austria			□			EUR	36,337	100
Novozymes Belgium BV	Belgium			□			EUR	18,600	100
Novozymes Latin America Ltda.	Brazil	○	○	□			BRL	23,601,906	100
Novozymes (China) Biotechnology Co. Ltd.	China	○	○	□			CNY	859,058,400	100
Novozymes (China) Investment Co. Ltd.	China			□			CNY	816,449,373	100
Novozymes (Shenyang) Bioprocessing Co. Ltd.	China			□			CNY	16,152,411	100
Qingdao Huayuan Fine Bio-Products Co. Ltd.	China		○	□			CNY	27,000,000	82
Suzhou Hongda Enzyme Co. Ltd.	China	○	○	□			CNY	236,744,150	94
Novozymes A/S	Denmark	○	○	□	Δ	□	DKK	650,000,000	100
Novozymes Bioindustrial A/S	Denmark					□	DKK	1,000,000	100
Novozymes Bioindustrial China A/S	Denmark					□	DKK	729,700,000	100
Novozymes Biopolymer A/S	Denmark			□	Δ		DKK	710,000	100
Novozymes Biopolymer Holding A/S	Denmark					□	DKK	710,000	100
Novozymes Biotechnology A/S	Denmark					□	DKK	510,000	100
Novozymes Biologicals France S.A.	France			□			EUR	650,000	100
Novozymes France S.A.	France			□			EUR	45,735	100
Novozymes Deutschland GmbH	Germany			□			EUR	255,646	100
Novozymes South Asia Pvt. Ltd.	India			□			INR	50,000,020	100
Novozymes Italia S.r.l.	Italy			□			EUR	10,400	100
Novozymes Biologicals Japan Ltd.	Japan			□			JPY	30,000,000	100
Novozymes Japan Ltd.	Japan			□	Δ		JPY	300,000,000	60
Novozymes Malaysia Sdn. Bhd.	Malaysia			□			MYR	6,666,414	100
Novozymes Mexicana, S.A. de C.V.	Mexico			□			MXN	338,100	100
Novozymes Mexico, S.A. de C.V.	Mexico			□			MXN	35,224,200	100
Novozymes Netherlands B.V.	Netherlands			□			EUR	18,000	100
Novozymes Singapore Pte. Ltd.	Singapore			□			SGD	2,000,000	100
Enzymes S.A. (Pty) Ltd.	South Africa			□			ZAR	100	100
Novozymes Korea Limited	South Korea			□			KRW	3,300,000,000	100
Novozymes Spain S.A.	Spain			□			EUR	360,607	100
Novozymes Biopharma AB	Sweden		○	□	Δ		SEK	28,001,000	100
Novozymes Switzerland AG	Switzerland			□			CHF	5,000,000	100
Novozymes Switzerland Holding AG	Switzerland					□	CHF	3,000,000	100
Novozymes Enzim Dis Ticaret Limited Sirketi	Turkey			□			TRY	21,000	100
Novozymes Delta Ltd.	UK		○	□	Δ		GBP	22,535,113	100
Novozymes UK Ltd.	UK			□			GBP	1,000,000	100
Novozymes, Inc.	USA				Δ		USD	1,000	100
Novozymes Biologicals, Inc.	USA		○	□	Δ		USD	3,000,000	100
Novozymes North America, Inc.	USA	○	○	□	Δ		USD	17,500,000	100
Novozymes US, Inc.	USA					□	USD	115,387,497	100

Joint ventures	Country	Activity					Proportion of ownership interest
Hallas Park houseowners' association	Denmark					□	50
Smørmosen houseowners' association	Denmark					□	50

○ ISO 14001-certified sites. All major companies are also ISO 9001-certified.
○ Production
□ Sales & Marketing
Δ Research & Development
□ Holding companies, etc.

Share information

The price of the Novozymes B share ended the year at DKK 486, up DKK 141 or 41% from the beginning of the year.

The Novozymes share performed 29 percentage points better than the Copenhagen Stock Exchange's OMXC20 blue-chip index, which climbed 12% during the year. Relative to other relevant stock indices the trend was also for the Novozymes share to gain more than the average.

In 2006, for the sixth year in a row, Dow Jones Sustainability Indexes named Novozymes as the listed biotechnology company with the greatest capacity, both in Europe and worldwide, to generate long-term shareholder value by exploiting opportunities and managing risks deriving from economic, environmental and social factors.

Novozymes' market capitalisation at the end of the year was DKK 31.6 billion. In terms of trading, the share was the 11th most traded on the Copenhagen Stock Exchange. Share turnover was fairly stable during the year. On an average day 225,000 shares were traded.

At Novozymes A/S' Annual Meeting of Shareholders on March 1, 2006 a decision was taken to write down the share capital by 4.6 million B shares, corresponding to DKK 46 million. Following this write-down, the share capital is DKK 650 million, corresponding to 65.0 million shares.

Novozymes invested a total of DKK 1,107 million in share buy-backs in 2006, and holdings of treasury shares made up 4.9% of the total share capital at year-end.

Novozymes' B share in 2006 – relative share price performance *versus* relevant indexes



Dow Jones STOXX Sustainability Index
OMXC20
Dow Jones Chemicals Europe
Novozymes A/S B
Share price
150
145
140
135
130
125
120
115
110
105
100
95
90
85
Jan 06
Mar 06
Jun 06
Sep 06
Dec 06

Share-related key figures	2006	2005
Share price (DKK)		
– high	497.5	349.5
– low	327.0	265.5
– year-end	486.0	345.0
Year-end market capitalisation and turnover (DKK billion)		
– A shares	5.2	3.7
– B shares	26.4	20.3
– total	31.6	24.0
Turnover, all trades	23.0	15.9
No. of shares, average (million)		
– diluted	64.5	67.1
No. of shares, year-end (million)		
– issued	65.0	69.6
– outstanding	61.8	63.9
– diluted	63.7	65.6

Shares not strategically owned (free float)	2006	2005
– all shares	74.5%	74.5%
– B shares	89.3%	88.1%
Key figures		
Earnings per share, diluted (DKK)	14.09	12.79
Cash flow from operating activities per share, diluted (DKK)	23.78	19.77
Dividend per share (DKK)	4.50	4.00
Year-end dividend yield (%)	0.9	1.2

Background information on the Novozymes share

Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange and are traded under ticker code NZYM B and ISIN DK0010272129. They have a nominal value of DKK 10 each.

Share capital and voting rights

	Share capital (DKK)	Votes	Votes (%)
A shares	107,487,200	1,074,872,000	66.5
B shares	542,512,800	542,512,800	33.5
Total	**650,000,000**	**1,617,384,800**	**100.0**

The A share capital is held by Novo A/S, which is wholly owned by the Novo Nordisk Foundation. In addition, Novo A/S holds 5,826,280 B shares, which overall gives Novo A/S 25.5% of the total share capital and 70.1% of the votes. This is why Novozymes is included in the consolidated financial statements of the Novo Nordisk Foundation. Novo A/S is domiciled in Gladsaxe, Denmark.

Novozymes' holding of treasury shares has been included when calculating the numbers and percentages of votes held.

Breakdown of shareholders

Name	% of B share capital	% of total share capital
Novo A/S, Gladsaxe, Denmark	10.7	25.5
Novozymes A/S, Gladsaxe, Denmark	5.9	4.9
Danish ATP, Hillerød, Denmark	6.8	5.7
Institutional investors, etc.	60.4	50.4
Private investors	16.2	13.5
Total	**100**	**100**

The figures for institutional investors include two foreign funds each holding just below 5% of the total share capital. It is estimated that the number of private shareholders is around 65,000, of whom 44,000 are registered by name.

Geographical distribution of shareholders

Country/region	% of B share capital	% of total share capital
Denmark	57	64
Rest of Europe	22	18
North America	19	16
Rest of the world	2	2
Total	**100**	**100**

Dividend

The Board of Directors proposes payment of a dividend of DKK 4.50 per share for 2006, compared with DKK 4.00 per share for 2005.

The dividend is disbursed in DKK less the statutory 28% deduction of Danish withholding tax. Shareholders resident in some countries may be eligible for a refund of withholding tax deducted in Denmark, subject to the double-taxation agreements in force between Denmark and the countries concerned.

Dividend dates

Resolution adopted at the Annual Meeting of Shareholders:	March 8, 2007
Last day of trading with right to dividend for 2006:	March 8, 2007
First day of trading without right to dividend for 2006:	March 9, 2007
Calculation date:	March 9, 2007
Disbursement of dividend:	March 12, 2007

Financial calendar

March 8, 2007	Annual Meeting of Shareholders
April 25, 2007	First quarter 2007 Group financial statement
August 9, 2007	First half 2007 Group financial statement
October 25, 2007	First nine months of 2007 Group financial statement

Shareholder magazine and annual report

The shareholder magazine *The Zymes* is distributed twice a year to all shareholders registered by name, in connection with the notice convening the Annual Meeting of Shareholders and after the publication of the financial statement for the first half of the year. The full annual report can be found at http://report2006.novozymes.com.

Equity analysts

A detailed list of the equity analysts covering Novozymes can be found at www.novozymes.com > Investor > Share info.

The following 19 companies were covering the company at year-end:

- ABG Sundal Collier
- ABN AMRO Bank
- Alm. Brand Børs
- Carnegie
- Cazenove
- Chevreaux
- Danske Equities
- Enskilda Securities
- FIH
- Handelsbanken Capital Markets
- HSH Gudme
- J.P. Morgan Securities
- Jyske Bank
- Merrill Lynch
- SG Securities
- Standard & Poor's
- Sydbank
- UBS
- Vontobel

Dialogue and contact

Visit Investor at www.novozymes.com for investor relations guidelines and information for both private and institutional shareholders, or contact Investor Relations:

Lene Aabo, Senior Director
Tel. +45 4446 0082, mobile +45 3077 0082
Fax +45 4442 1002
lefr@novozymes.com

Tobias Björklund, Manager (USA)
Tel. +1 919 649 2565
Fax +1 919 494 3450
tobb@novozymes.com

Ian Christensen, Manager
Tel. +45 4446 0341, mobile +45 3077 0341
Fax +45 4442 1002
isec@novozymes.com

Registration number

Novozymes A/S is registered with the Danish Commerce and Companies Agency under 10 00 71 27.

For more information on the Novozymes share visit www.novozymes.com > Investor > Share info

Novozymes' investor relations guidelines can be viewed at www.novozymes.com > Investor > Contacts

Board of Directors



Walther Thygesen

Born 1950, General Manager and
Vice President, Hewlett-Packard EMEA
Member of the Board since 2000.
Elected for 1 year at a time.

Other board positions:
Chairman: The Copenhagen Center.
Member: A/S Ejendomsvækst, Niras A/S
and Thrane & Thrane A/S.

Special competences: knowledge of IT and international management in the high-tech area.

←



Hans Werdelin*

Born 1938, Director
Member of the Board since 2000.
Elected for 1 year at a time.

Other board positions:
Chairman: C.W. Obel A/S, Fritz Hansen A/S, NKB Private Equity III DK A/S and NKB Private Equity III Euro A/S.
Vice Chairman: Skandinavisk Holding A/S, Skandinavisk Tobakskompagni A/S and a subsidiary hereof.
Member: Novo A/S, BTX Group Holding A/S and a subsidiary hereof, and Lomax A/S.
Chairman of the Audit Committee of BTX Group Holding A/S.

Special competences: industrial experience, knowledge of acquisitions, and knowledge of the Novo Group.

←

Søren Henrik Jepsen

Born 1947, employee representative,
Manager
Member of the Board since 2005.
Elected for 4 years at a time.

→



Kurt Anker Nielsen*

Born 1945, Vice-Chairman, Senior Vice President
Member of the Board since 2000.
Elected for 1 year at a time.

Other board positions:
Chairman: Reliance A/S and Collstrops Mindelegat.
Member: Novo Nordisk Foundation, Novo Nordisk A/S, ZymoGenetics, Inc., Dako A/S (Vice Chairman), Vestas Wind Systems A/S, Norsk Hydro ASA and LifeCycle Pharma A/S.
Chairman of the Audit Committees of Novo Nordisk A/S, Norsk Hydro ASA, Vestas Wind Systems A/S, ZymoGenetics, Inc. and Dako A/S.
Member of the Audit Committee of LifeCycle Pharma A/S.

Special competences: knowledge of Novozymes' business, management experience in international, biotech and biopharmaceutical companies and expertise in financial and accounting matters.

→





Paul Petter Aas

Born 1946, Senior Vice President,
Yara International ASA (Norway)
Member of the Board since 2000.
Elected for 1 year at a time.

Special competences: international business experience, insight into the process industry and experience of acquisitions.

←



Arne Juul Hansen

Born 1951, employee representative,
Operator
Member of the Board since 2001.
Elected for 4 years at a time.

←



Ulla Morin

Born 1954, employee representative,
Laboratory technician
Member of the Board since 2001.
Elected for 4 years at a time.

←

Henrik Gürtler* →

Born 1953, Chairman since 2000.
CEO, Novo A/S
Elected for 1 year at a time.

Other board positions:
Chairman: Copenhagen Airports A/S (Københavns Lufthavne A/S).
Member: COWI, A/S, Brødrene Hartmanns Fond and Novo Nordisk A/S.
Special competences: knowledge of Novozymes' business plus experience of managing and working in an international company within the biotech industry.



Jerker Hartwall →

Born 1952, CEO, AarhusKarlshamn AB (Sweden)
Member of the Board since 2000.
Elected for 1 year at a time.

Other board positions:
Chairman: Aarhus United A/S.
Special competences: international experience and insight into the process industry.



* Board members elected by the Annual Meeting of Shareholders.
These members are not regarded as independent in the sense of the definition contained in the Nørby Report.

Executive Management



Benny D. Loft

Born 1965
Executive Vice President and CFO, Investor Relations, IT & Legal Affairs

←



Peder Holk Nielsen

Born 1956
Executive Vice President, Sales & Marketing

Other board positions:
Member: Hempel A/S

←



Steen Riisgaard

Born 1951
President and CEO

Other board positions:
Member: Egmont International Holding A/S, Egmont Foundation and World Wide Fund for Nature (WWF) in Denmark

←



Per Falholt

Born 1958
Executive Vice President and CSO

Other board positions:
Member: IT Practice A/S

←

Arne W. Schmidt

Born 1945
Executive Vice President, Development, Production & Quality

Other board positions:
Member: Delta and SCF Technologies A/S

→



† Per Månsson 1954-2006

Per Månsson passed away in 2006 after a short illness. Until his death Per Månsson was Executive Vice President and CFO, Investor Relations, IT and Legal Affairs.

Besides the executive officers, the Executive Management also includes the vice presidents responsible for People & Organisation and Stakeholder Communications & Sustainability Development.



Anna Lise Mortensen Grandjean

Born 1952
Vice President, Stakeholder Communications & Sustainability Development

←



Nickie Spile

Born 1961
Vice President, People & Organisation

←

Accounting policies for Novozymes A/S

The financial statements for 2006 of Novozymes A/S have been prepared in accordance with the Danish Financial Statements Act (accounting class D) and the regulations of the Copenhagen Stock Exchange on the presentation of accounts by listed companies. The accounting policies are unchanged from last year.

As the accounting policies for Novozymes A/S only differ from those of the Group, which follow IFRS, with respect to a few items, only the accounting policies which differ from the Group's are detailed below. Reference is made to "Accounting policies for the Novozymes Group" for the other items.

Recognition and measurement in general

Revenue is recognised in the income statement as it is earned. Value adjustments of financial assets and liabilities measured at fair value or amortised cost are also recognised in the income statement. All costs incurred in generating the year's revenue are also recognised in the income statement, including depreciation, amortisation and impairment losses.

Assets are recognised in the balance sheet when it is considered probable that future economic benefits will accrue to the company, and the value of the asset can be measured on a reliable basis. Liabilities are recognised in the balance sheet when they are considered probable and can be measured on a reliable basis. When first recognised, assets and liabilities are measured at cost. Thereafter assets and liabilities are measured as described below for each item of the accounts.

The recognition and measurement principles take due account of predictable losses and risks occurring prior to the presentation of the financial statements that confirm or refute the conditions prevailing on the balance sheet date.

Business combinations

Acquisition of new companies is treated by use of the purchase method, and the assets and liabilities of each new company are thus restated at fair value at the time of acquisition. Goodwill is recognised as an asset in the balance sheet and amortised over the expected useful life. Goodwill from acquisitions is adjusted for changes in recognition and measurement of net assets until one full financial year after the date of acquisition. Amortisation of goodwill is allocated in the financial statements to the functions to which it relates. Newly acquired companies are recognised as from the date of acquisition and no adjustment is made to comparative figures.

Translation of foreign currencies

Transactions in foreign currencies are translated into Danish kroner at the rates of exchange on the transaction date. Monetary items denominated in foreign currencies are translated into Danish kroner using the exchange rates on the balance sheet date.

Realised and unrealised foreign exchange gains and losses are recognised in the income statement under financial items, with the exception of the following exchange rate differences recognised directly in Retained earnings under Shareholders' equity:

› Translation of long-term intercompany loans, which are considered to be an addition to net assets in subsidiaries, at the exchange rates on the balance sheet date.
› Adjustment of currency swaps contracted to hedge net assets in subsidiaries at the exchange rates on the balance sheet date.

Share-based payment with treasury shares

Most of the company's employees are covered by share option programmes and there is also a share-based incentive programme for Executive Management. The plans are equity-settled.

The fair value of the employee services received in exchange for the grant of share options is computed using the value of the granted share options. The fair value of the granted share options is calculated using the Black-Scholes model, and the fair value of the share-based incentive programme is calculated using the share price on the grant date less the expected dividend in the vesting period.

The fair value of share-based payment on the grant date is recognised as an employee cost over the period in which the right to the share options is accrued. In measuring the fair value, account is taken of the number of employees expected to gain entitlement to the share options, and this estimate is adjusted at the end of the period such that only the number of options to which employees are entitled are recognised. The value of equity programmes is offset against Shareholders' equity.

Balance sheet

Intangible fixed assets

The accounting policies for intangible fixed assets follow those of the Group, with the exception of goodwill, which is amortised over the useful life, not exceeding 20 years.

Financial fixed assets

Participating interests in subsidiaries are recognised using the equity method, i.e. at the respective proportion of the shareholders' equity of subsidiaries with addition of goodwill.

The company's share of the net profits of subsidiaries less unrealised intercompany profits on inventories is recognised in the income statement of the parent company. If the shareholders' equity of subsidiaries is negative, receivables from the subsidiaries will be offset against the parent company's share of the negative equity on the basis of a concrete assessment. If the parent company has a legal or constructive obligation to cover the company's negative equity, a provision is recognised.

To the extent that it exceeds dividends received from such subsidiaries, net revaluation of participating interests in subsidiaries is recognised in the net revaluation reserve under Shareholders' equity.

Securities

From the time of the Demerger, shares in Novo Nordisk A/S are recognised in the balance sheet as Securities under Current assets. Shares in Novo Nordisk A/S are used to hedge share option commitments for which Novozymes A/S is liable, and are recognised at the option prices.

Dividend

The dividend proposed for the financial year is shown as a separate item under Shareholders' equity.

Income statement - Novozymes A/S

Note		2006 DKK million	2005 DKK million
1	Net turnover	3,853	3,493
2	Cost of goods sold	2,057	1,990
	Gross profit	**1,796**	**1,503**
2	Sales and distribution costs	516	525
2	Research and development costs	632	711
2, 3	Administrative costs	457	346
	Licence fees and Other operating income, net	758	648
	Operating profit	**949**	**569**
7	Income before tax on participating interests in subsidiaries	370	609
4	Financial income	59	77
4	Financial costs	155	109
	Profit before tax	**1,223**	**1,146**
	Corporation tax	309	289
	Net profit	**914**	**857**
	Proposed appropriation of net profit		
	Dividend to shareholders	278	256
	Revaluation reserve according to the equity method	(15)	143
	Retained earnings	651	458
		914	**857**
	Proposed dividend per share	DKK 4.50	DKK 4.00

Statement of shareholders' equity

	Share capital DKK million	Revaluation reserve according to the equity method DKK million	Treasury shares DKK million	Retained earnings DKK million	Proposed dividend DKK million	Total DKK million
Shareholders' equity at January 1, 2006	**696**	**662**	**(1,659)**	**3,797**	**256**	**3,752**
Net profit		(15)		929		914
Dividend:						
Dividend paid					(278)	(278)
Dividend paid relating to treasury shares					23	23
Proposed dividend, gross				(292)	292	-
Proposed dividend relating to treasury shares				14	(14)	-
Treasury shares:						
Purchase of treasury shares			(1,107)			(1,107)
Sale of treasury shares			111			111
Write-down of share capital	(46)		1,206	(1,160)		-
Currency translation of investments in subsidiaries, etc.				(170)		(170)
Value adjustment of hedging instruments				107		107
Other adjustments				(25)		(25)
Shareholders' equity, December 31, 2006	**650**	**647**	**(1,449)**	**3,200**	**279**	**3,327**
Shareholders' equity at January 1, 2005	**726**	**519**	**(1,316)**	**3,755**	**233**	**3,917**
Net profit		143		714		857
Dividend:						
Dividend paid					(254)	(254)
Dividend paid relating to treasury shares				2	21	23
Proposed dividend, gross				(278)	278	-
Proposed dividend relating to treasury shares				22	(22)	-
Treasury shares:						
Purchase of treasury shares			(1,053)			(1,053)
Sale of treasury shares			126			126
Write-down of share capital	(30)		584	(554)		-
Currency translation of investments in subsidiaries, etc.				242		242
Value adjustment of hedging instruments				(141)		(141)
Other adjustments				35		35
Shareholders' equity, December 31, 2005	**696**	**662**	**(1,659)**	**3,797**	**256**	**3,752**

Reference is made to Note 18 in the consolidated financial statements concerning treasury shares and average number of shares.

Balance sheet - Novozymes A/S

Note		Dec. 31, 2006 DKK million	Dec. 31, 2005 DKK million
	ASSETS		
	Completed IT development projects	48	65
	Acquired patents, licences and know-how	232	201
	Goodwill	3	4
	IT development projects in progress	33	20
5	**Intangible fixed assets**	316	290
	Land and buildings	1,001	1,023
	Production equipment and machinery	579	558
	Other equipment	196	193
	Property, plant and equipment under construction	261	279
6	**Property, plant and equipment**	2,037	2,053
	Participating interests in subsidiaries	2,136	2,178
	Amounts owed by subsidiaries	-	22
	Other securities and participating interests	56	52
7	**Financial fixed assets**	2,192	2,252
	Total fixed assets	4,545	4,595
	Raw materials and consumables	95	93
	Work in progress	238	251
	Finished goods	431	368
	Inventories	764	712
	Trade receivables	404	359
	Amounts owed by affiliated companies	1,244	1,047
	Tax receivable	131	131
8	Other receivables	119	115
	Receivables	1,898	1,652
	Securities	55	71
	Cash at bank and in hand	84	54
	Total current assets	2,801	2,489
	Total assets	7,346	7,084

Balance sheet - Novozymes A/S

Note		Dec. 31, 2006 DKK million	Dec. 31, 2005 DKK million
	LIABILITIES AND SHAREHOLDERS' EQUITY		
9	Share capital	650	696
	Revaluation reserve according to the equity method	647	662
	Treasury shares	(1,449)	(1,659)
	Retained earnings	3,200	3,797
	Proposed dividend	279	256
	Total shareholders' equity	**3,327**	**3,752**
	Provisions for deferred tax	231	176
	Other provisions	11	12
	Total provisions	**242**	**188**
10	Credit institutions	1,708	1,353
	Total non-current liabilities	**1,708**	**1,353**
	Credit institutions	435	54
	Trade payables	219	176
	Amounts owed to affiliated companies	954	968
	Other payables	461	593
	Total current liabilities	**2,069**	**1,791**
	Total liabilities	**3,777**	**3,144**
	Total liabilities and shareholders' equity	**7,346**	**7,084**

Notes regarding:

11 Segment information

12 Contingent liabilities and pending litigation

13 Related party transactions

14 Joint ventures

15 Statement of cash flows

16 Changes to the accounting policies

Note 1 - Net turnover

	2006 DKK million	2005 DKK million
Geographical distribution:		
Denmark	121	193
Rest of Europe, Middle East and Africa	2,428	2,246
North America	497	325
Asia Pacific	642	586
Latin America	165	143
Total net turnover	3,853	3,493

Note 2 - Employee costs

	2006 DKK million	2005 DKK million
Wages and salaries	1,062	1,035
Pensions - defined contribution plans	97	85
Other social security costs	17	24
Other employee costs	43	26
Total employee costs	1,219	1,170

Reference is made to Note 25 in the consolidated financial statements concerning remuneration to the Board of Directors and Management.

	2006	2005
Average number of employees in Novozymes A/S	2,201	2,162

Note 3 - Fees to statutory auditor

	2006 DKK million	2005 DKK million
Fees to the Danish auditor elected by the Annual Meeting of Shareholders, PricewaterhouseCoopers		
Total fee	8	8
of which pertaining to audit	4	4

Note 4 - Financial income and costs

	2006 DKK million	2005 DKK million
Interest income relating to subsidiaries	29	16
Interest costs relating to subsidiaries	22	8

Note 5 - Intangible fixed assets

	Completed IT development projects DKK million	Acquired patents, licences and know-how DKK million	Goodwill DKK million	IT development projects in progress DKK million	Total DKK million
Cost at January 1, 2006	251	388	4	20	663
Additions during the year	3	56	0	24	83
Disposals during the year	-	-	-	-	-
Transfer (to)/from other items	11	-	-	(11)	-
Cost at December 31, 2006	265	444	4	33	746
Amortisation and impairment losses, January 1, 2006	186	187	-		373
Amortisation and impairment losses for the year	31	25	1		57
Amortisation and impairment losses eliminated on disposals during the year	-	-	-		-
Amortisation and impairment losses at December 31, 2006	217	212	1		430
Carrying amount at December 31, 2006	48	232	3	33	316

Note 6 - Property, plant and equipment

	Land and buildings DKK million	Production equipment and machinery DKK million	Other equipment DKK million	Property, plant and equipment under construction DKK million	Total DKK million
Cost at January 1, 2006	1,718	2,655	716	279	5,368
Additions during the year	3	25	16	181	225
Disposals during the year	(1)	(14)	(58)	(10)	(83)
Transfer (to)/from other items	19	127	43	(189)	-
Cost at December 31, 2006	1,739	2,793	717	261	5,510
Depreciation and impairment losses, January 1, 2006	695	2,097	523		3,315
Depreciation and impairment losses for the year	44	130	55		229
Depreciation and impairment losses eliminated on disposals during the year	(1)	(13)	(57)		(71)
Depreciation and impairment losses at December 31, 2006	738	2,214	521		3,473
Carrying amount at December 31, 2006	1,001	579	196	261	2,037

The latest official evaluation of the company's properties for property tax purposes amounts to DKK 910 million.

Note 7 - Financial fixed assets

	Participating interests in subsidiaries DKK million	Amounts owed by subsidiaries DKK million	Other securities and participating interests DKK million	Total DKK million
Cost at January 1, 2006	1,807	30	52	1,889
Additions during the year	133	-	4	137
Disposals during the year	(266)	(30)	-	(296)
Cost at December 31, 2006	1,674	-	56	1,730
Revaluation reserve at January 1, 2006	371	(8)		363
Profit before tax	370	-		370
Corporation tax on profit for the year	(126)	-		(126)
Dividends received	(269)	-		(269)
Currency adjustment	(175)	-		(175)
Other adjustments	291	8		299
Revaluation reserve at December 31, 2006	462	-		462
Carrying amount at December 31, 2006	2,136	-	56	2,192

Participating interests in subsidiaries are detailed in the overview of companies in the Novozymes Group in the consolidated financial statements.

Note 8 - Other receivables

	2006 DKK million	2005 DKK million
Interest	-	14
Public authorities	8	22
Prepaid expenses	23	45
Hedging instruments	44	12
Other receivables	44	22
Total other receivables at December 31	119	115

Note 9 - Share capital

Reference is made to Note 18 in the consolidated financial statements concerning treasury shares and share capital.

Note 10 - Credit institutions

	2006 DKK million	2005 DKK million
Non-current loans in credit institutions which fall due after 5 years amount to	557	557

Note 11 - Segment information

Reference is made to Note 1 in the consolidated financial statements concerning segment information.

Note 12 - Contingent liabilities and pending litigation

	2006 DKK million	2005 DKK million
Contingent liabilities		
Rental and leasing commitments expiring within the following periods from the balance sheet date:		
Within 1 year	19	17
Between 1 and 2 years	14	14
Between 2 and 3 years	11	11
Between 3 and 4 years	10	9
Between 4 and 5 years	9	7
After 5 years	22	23
Total contingent liabilities at December 31	85	81

The above rental and leasing commitments are related to non-cancellable operational leasing contracts.

The following amounts have been recognised in the income statement for Novozymes A/S in respect of operational leasing and rentals	38	32

	2006 DKK million	2005 DKK million
Other contingent liabilities		
Contractual obligations to third parties relating to capital expenditure	51	42
Other guarantees and commitments to third parties	96	78
Other guarantees and commitments to affiliated companies	157	199

Pending litigation and arbitration

Reference is made to Note 28 in the consolidated financial statements concerning pending cases.

Liability for the debts and obligations of Novo Nordisk A/S

Reference is made to Note 28 in the consolidated financial statements concerning liability for the debts and obligations of Novo Nordisk A/S.

Note 13 - Related party transactions

Reference is made to Note 30 in the consolidated financial statements concerning transactions with related parties.

Note 14 - Joint ventures

Reference is made to Note 29 in the consolidated financial statements concerning joint ventures.

Note 15 - Statement of cash flows

Reference is made to the Statement of cash flows and financial resources in the consolidated financial statements.

Note 16 - Changes to the accounting policies

The accounting policies for Novozymes A/S were changed from January 1, 2005 within the areas stated below.

The comparative figures for 2005 have been restated.

a) Borrowing costs
Interest costs relating to loans taken up to finance major investments are no longer included in the costs of the assets but are recognised as a cost in the financial year in which they are incurred. This change has been implemented with retroactive effect.

b) Share-based payment with treasury shares
The value of share-based payment with treasury shares is recognised in the income statement as employee costs over the vesting period. The value of these schemes, which are equity-settled, is offset against Shareholders' equity. This change was implemented with effect from January 1, 2004.

Glossary

Bioethanol
Fuel produced using fermentable sugars either from cereals, maize (corn) or other grains (first generation), or from cellulosic biomass such as straw, stalks (stover) and other plant waste (second generation).

Biopolymers
Relatively large chains (= polymers) of molecules that are found in all living organisms (= bio: human beings, animals and plants), e.g. as protein or carbohydrates.

Corporate governance
Systems used to manage and control a company. Corporate governance essentially deals with internal processes, the general principles with which companies' management should comply, and how companies' management structures and tasks can most effectively be organised and implemented in practice.

Diluted
Average number of shares outstanding including in-the-money share options.

Dow Jones Sustainability Indexes
Global indexes which analyse and rank companies' performance on the basis of business and sustainability criteria. They provide asset managers with benchmarks for managing sustainability portfolios.

Earnings per share (diluted)
Net profit divided by the weighted average number of shares outstanding (diluted).

Enzymes
Proteins that are found naturally in all living organisms. Enzymes act as catalysts, helping to convert one substance into another.

Equity ratio
Total shareholders' equity at year-end as a percentage of total liabilities and total shareholders' equity at year-end.

Free cash flow
Cash flow from operating and investing activities.

Net interest-bearing debt
The market value of interest-bearing liabilities (financial liabilities and other non-current liabilities) less the market value of cash at bank and in hand and other easily convertible interest-bearing current assets.

Occupational accidents and occupational diseases
Calculation of the frequency of occupational accidents and occupational diseases:

$$\frac{\text{no. of occupational accidents} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

and

$$\frac{\text{no. of occupational diseases} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

Operating profit margin
Operating profit as a percentage of net sales.

Proteins
Molecules which are found in all living organisms and which are essential for all vital processes. Enzymes are proteins.

Return on equity
Profit as a percentage of average shareholders' equity.

Return on invested capital (ROIC)
Operating profit after tax as a percentage of average invested capital. Operating profit is adjusted for net foreign exchange gain/loss.

Forward-looking statements

The Novozymes Report 2006 contains forward-looking statements, including the financial outlook for 2007. Forward-looking statements are by their very nature associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Contact persons – editorial group

Environment, Bioethics, Social responsibility and Business integrity: Claus Frier, Sustainability Development Center, claf@novozymes.com, tel.: +45 4442 4587
Board of Directors and Shareholders: Ian Christensen, Investor Relations, isec@novozymes.com, tel.: +45 4446 0082
Accounts and Data: Jens Breitenstein, Finance, jlb@novozymes.com, tel.: +45 4443 1087
Editor: Cirkeline Buron, Stakeholder Communications, cirb@novozymes.com, tel.: +45 4446 0626

Publisher: Novozymes Stakeholder Communications. **Text:** 2Way Communications and Novozymes Stakeholder Communications.
Photos: Nicky Bonne and Sumo Brothers. **Design:** Bysted A/S. **Translation & proofreading:** Borella projects.
Printing: Quickly Tryk A/S. Printed in February 2007 on environmentally friendly paper.


novozymes
Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark
Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com
For more information
or for international office
addresses please see
www.novozymes.com



Stock exchange announcement, Novozymes

Trading by insiders in Novozymes A/S B shares

February 14, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Benny D. Loft	EVP and CFO, IT and Legal Affairs	13/2 2007	Share options	+ 4,400 - 4,400	651,200 2,175,800

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +45 3079 3338

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshøjvej 36
2880 Bagsværd
Danmark
Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002
Internet:
www.novozymes.com
CVR no:
10 00 71 27

Stock exchange announcement, Novozymes

Trading by insiders in Novozymes A/S B shares

February 12, 2007

In accordance with *Section* 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Helle Foss Fogh	Spouse to Søren Henrik Jepsen, Employee rep. of the Board	8/2 2007	Shares	+ 300	148,500
Steen Riisgaard	President and CEO	9/2 2007	Shares	-15,000	7,530,000

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +453079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Accounting policies for the Novozymes Group

The consolidated financial statements of the Novozymes Group have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted in the EU, and additional Danish requirements on the presentation of accounts. The accounting policies are unchanged from last year. Novozymes has prepared its consolidated financial statements in accordance with all the relevant IFRS standards. The consolidated financial statements have been prepared under the historical cost convention, with the exception of specific items as described below:

› Available-for-sale financial assets
› Derivative financial instruments measured at fair value

Some of the information required pursuant to IFRS is contained in the Report. The rest will be found in the following sections.

Implementation of standards which have been approved but have not yet entered into force as at December 31, 2006 involves changes to IFRS 7 and 8, which, when they are implemented, are not expected to give rise to significant changes to the figures in the consolidated financial statements.

Environmental, social and knowledge data has been selected on the basis of an assessment of which data is of particular significance for Novozymes' long-term earnings capacity. We also believe this data to be of greatest relevance to our key stakeholders. Information on Novozymes' use of the GRI indicators will be found in the online report under "Other information".

Environmental, social and knowledge data is an integrated part of the Annual Report and is covered by the statutory audit performed by the auditor elected by the Annual Meeting of Shareholders.

Accounting policies for financial information

Consolidation

The consolidated financial statements comprise the financial statements of Novozymes A/S (the parent company) and all the companies in which the Group owns more than 50% of the voting rights or otherwise has a controlling influence (subsidiaries), as well as joint ventures.

The consolidated financial statements are based on the financial statements for the parent company and for the subsidiaries, and are prepared by combining items of a uniform nature and subsequently eliminating intercompany transactions, internal shareholdings and balances, and unrealised intercompany profits and losses. All the financial statements used for consolidation are prepared in accordance with the Group's accounting policies.

The Group's holdings in joint ventures regarded as jointly controlled entities are consolidated using the proportionate consolidation method by including its proportional share of their assets, liabilities, revenues and costs line by line.

Business combinations

On acquisition of new companies, the assets, liabilities and contingent liabilities of each new company are recognised at fair value at the time of acquisition. Goodwill is adjusted for changes in the purchase price after acquisition and changes in the fair value of the identifiable assets, liabilities and contingent liabilities acquired since the acquisition date until 12 months afterwards. Newly acquired companies are recognised as from the date of acquisition, and no adjustment is made to comparative figures.

Translation of foreign currencies

The consolidated financial statements are presented in Danish kroner (DKK). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the balance sheet date for assets and liabilities, and at average exchange rates for income statement items.

Goodwill arising on the acquisition of new companies is treated as an asset belonging to the foreign subsidiaries and translated into Danish kroner at the exchange rates prevailing at the balance sheet date.

Realised and unrealised foreign exchange gains and losses are recognised in the income statement under financial items, with the exception of unrealised gains and losses relating to hedging of future cash flows, which are recognised in Shareholders' equity under Cash flow hedges. The following exchange rate differences are also recognised directly in Shareholders' equity under Currency translations, translated at the exchange rates prevailing at the balance sheet date:

› Translation of foreign subsidiaries' net assets at beginning of year
› Translation of foreign subsidiaries' income statements from average exchange rates to the exchange rates prevailing at the balance sheet date
› Translation of long-term intercompany receivables, which are considered to be an addition to net assets in subsidiaries
› Fair value adjustment of currency swaps that qualify for hedging of net assets in subsidiaries

Derivative financial instruments

Derivative financial instruments used to hedge receivables and liabilities are measured at fair value on the balance sheet date, and value adjustments are recognised in the income statement under financial items.

Derivative financial instruments used to hedge expected future transactions are measured at fair value on the balance sheet date, and value adjustments are recognised directly in Shareholders' equity.

Currency swaps are used to hedge net investments in subsidiaries. Currency swaps are measured on the basis of the difference between the swap rate and the rate on the balance sheet date, and the value adjustment is recognised directly in Shareholders' equity.

Income and costs relating to cash flow hedges and hedging of net investments in subsidiaries are transferred from Shareholders' equity on realisation of the hedged asset and are recognised in the income statement.

Positive and negative fair values of derivative financial instruments are recognised under Other receivables and Other current liabilities respectively.

The fair value of derivative financial instruments is calculated using rates obtained from stock exchanges or other reliable data sources. All share options are valued using the Black-Scholes model.

Derivative financial instruments are recognised on the settlement date, while other financial instruments are recognised on the transaction date.

Share-based payment

Most of the Group's employees are covered by share option programmes and there is also a share-based incentive programme for Executive Management. The programmes comprise both equity-settled and cash-settled programmes.

The fair value of the employee services received in exchange for the grant of share options is computed using the value of the granted share options. The fair value of the granted share options is calculated using the Black-Scholes model, and the fair value of the share-based incentive programme is calculated using the share price on the grant date less the expected dividend in the binding period.

The fair value of share-based payment on the grant date is recognised as an employee cost over the period in which the right to the share options is accrued. In measuring the fair value, account is taken of the number of employees expected to gain entitlement to the options, and this estimate is adjusted at the end of the period such that only the number of options to which employees are entitled is recognised.

The value of equity-settled programmes is offset against Shareholders' equity. The value of cash-settled programmes, which are offset against Other current liabilities, is adjusted to fair value at the end of each period, and the subsequent adjustment in fair value is recognised in the income statement under financial items.

Government grants

Government grants received which relate to research and development costs are recognised under Licence fees and Other operating income, net, based on the percentage completion of the projects. Grants received which relate to investments in fixed assets are offset against the cost price of the assets for which the grants are made.

Segment information

The consolidated accounts provide information on the Group's geographical segments, which is the secondary segment. Novozymes' business activities are considered to be integrated, as a result of which most of the production facilities and most research and development activities are common to the Group as a whole. A small number of business segments are not a fully integrated part of the business, but these do not exceed the limits set in IAS 14 concerning disclosure requirements and therefore information is not provided separately.

Leasing

Operating lease costs are recognised in the income statement on a straight-line basis over the period of the lease. Liabilities relating to non-cancellable contracts are specified in the notes.

Key figures

Key figures are mainly prepared in accordance with the "Recommendations and Key Figures 2005" of the Danish Society of Financial Analysts, although certain key figures are adapted to the Novozymes Group.

Income statement

Sales

Sales covers sales of goods and services for the year less provisions for goods returned, and volume and cash discounts. Sales are recognised at the time of risk transfer relating to the goods sold, provided that the revenue can be measured on a reliable basis and is expected to be received.

The Group has entered into few agreements where the other contracting party undertakes sales to third parties and the profit is distributed between the Group and the other contracting party on the basis of a predetermined formula. Sales are recognised using information on the other contracting party's realised sales, and a liability is recognised for the distribution of the profit, which is calculated and settled with final effect once a year.

The Group has entered into commission agreements where agents undertake sales to third parties in return for commission on realised sales. These sales are recognised when they are realised and the commission is recognised as a liability. Similarly, a liability is recognised where it is permitted for goods to be returned and this is likely.

Research and development costs

Research costs are expensed as incurred.

Development costs pertaining to ongoing optimisation of production processes for existing products, or to development of new products, where lack of approval by the authorities, approval by customers and other factors of uncertainty mean the development costs do not fulfil the criteria for recognition in the balance sheet, are expensed as incurred.

Licence fees and Other operating income, net

Licence fees and Other operating income, net, primarily comprises licence fees, grants from public authorities to research projects, and income, net, of a secondary nature in relation to the main activities in the Group. The item also includes non-recurring income items, net, in respect of outlicensing, etc.

Tax

Corporation tax, comprising the current tax liability, change in deferred tax for the year and any adjustments relating to previous years, is recognised in the income statement at the amount attributable to net profit, and directly in Shareholders' equity at the amount attributable to items recognised in Shareholders' equity.

Deferred tax is measured using the liability method, and comprises all temporary differences between the accounting and tax values of assets and liabilities. No deferred tax is recognised for goodwill, unless amortisation of goodwill for tax purposes is allowed. Deferred tax is measured and recognised to cover retaxation of losses in jointly taxed foreign subsidiaries if this is expected to be realised on the sale of shares or when recapture of tax losses becomes applicable.

The tax value of tax-loss carry-forwards is included in the calculation of deferred tax to the extent that the tax losses can be expected to be utilised in the future.

Deferred tax is measured according to current tax rules and at the tax rate expected to be in force on elimination of the temporary differences. Changes in deferred tax due to tax rate changes are recognised in the income statement where they can be attributed to net profit, and directly in Shareholders' equity where they can be attributed to items recognised in Shareholders' equity.

Novozymes A/S and its Danish subsidiaries are jointly taxed with the Danish companies in the Novo and Novo Nordisk Groups. The tax for the individual companies is allocated in full on the basis of the expected taxable income.

Balance sheet

Intangible fixed assets

Intangible fixed assets are measured at cost less accumulated amortisation and impairment losses.

Where costs associated with large IT projects on the development of software for internal use are incurred with a view to developing new and improved systems, these are capitalised.

Amortisation is based on the straight-line method over the expected useful lives of the assets, as follows:

› Completed IT development projects are amortised over the useful life. Booked IT development assets are amortised over 3-5 years.
› Acquired patents, licences and know-how are amortised over their useful lives. Patents are amortised over their useful lives, normally identical to the patent period, and licences are amortised over the agreement period. Booked patents, licences and know-how are amortised over 7-20 years.

Some assets are amortised over a shorter period.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Borrowing costs in respect of construction of major assets are expensed in the financial year in which they are incurred.

Depreciation is based on the straight-line method over the expected useful lives of the assets, as follows:

› Buildings: 12-50 years
› Plant: 5-16 years
› Other equipment: 3-16 years

The assets' residual values and useful lives are reviewed on an annual basis, and adjusted if necessary at each balance sheet date.

Gains and losses on the sale or disposal of assets are recognised in the income statement under the same items as the associated depreciation charges.

Impairment of assets

Property, plant and equipment and intangible fixed assets are reviewed for impairment losses when there is an indication that the assets have diminished in value beyond the level of normal depreciation. Goodwill and other intangible fixed assets with indefinite useful life are also subject to impairment testing each year, and when there is an indication that the assets have become impaired.

An impairment loss resulting from an asset having diminished in value beyond the level of normal depreciation is recognised at the amount by which the book value exceeds its recoverable amount.

Inventories

Inventories are measured at cost determined on a first-in first-out basis or net realisable value where this is lower.

The cost of Work in progress and Finished goods comprises direct production costs such as raw materials and consumables, energy and labour directly attributable to production, and indirect production costs such as employee costs and maintenance and depreciation of plant, etc.

If the expected sale price less any completion costs and costs to execute sales (net realisable value) of inventories is lower than the carrying amount, the inventories are written down to net realisable value.

Receivables

Trade receivables are measured at amortised cost or at net realisable value, if lower, equivalent to nominal value less allowances for doubtful trade receivables.

Financial assets

Securities recognised under current assets are measured at fair value at the balance sheet date. Unrealised fair value adjustments are recognised directly in Shareholders' equity. Value adjustments are transferred from Shareholders' equity to the income statement when the securities are realised or written down, and recognised under financial items.

Dividend

The dividend proposed for the financial year is shown under Retained earnings in the Statement of shareholders' equity.

Treasury shares

The cost price and proceeds from the sale of treasury shares are recognised directly in Shareholders' equity. Among other things, the company's holding of treasury shares is used to hedge employees' exercise of granted share options.

Provisions

Provisions are recognised where a legal or constructive obligation has been incurred, as a result of past events, and it is probable it will lead to an outflow of financial resources. Provisions are measured at the present value of the expected expenditure required to settle the obligation.

Liabilities

Liabilities are recognised at cost and subsequently adjusted to amortised cost, unless specified otherwise.

Pension obligations and other long-term employee benefits

Costs relating to defined contribution plans are recognised in the income statement in the financial year to which they relate.

Costs and liabilities relating to defined benefit plans are stated using the projected unit credit method. Liabilities for the major plans are calculated annually by an external actuary. Actuarial gains and losses are recognised in the income statement over the employees' expected average remaining working life if these differences exceed 10% of either the present value of the liability or the fair value of the plan assets in the previous year, whichever is the higher.

Pension assets can only be recognised to the extent that the Group is able to achieve future financial benefits in the form of refunds from the pension plan or a reduction in future benefits.

Costs relating to other long-term employee benefits are accrued over the employees' expected average remaining working life.

Statement of cash flows and financial resources

The Statement of cash flows and financial resources for the Group, which is compiled using the indirect method, shows cash flows from operating, investing and financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities comprises net profit adjusted for non-cash expenses, paid financial items, corporation tax paid and change in working capital.

Cash flow from investing activities comprises payments relating to the acquisition and sale of companies and minority shares, intangible fixed assets and property, plant and equipment.

Cash flow from financing activities comprises proceeds from borrowings, repayment of principal on interest-bearing borrowings, payment of dividends, proceeds from share issues, and the purchase and sale of treasury shares and other securities.

Cash and cash equivalents comprises cash at bank and in hand less current bank loans due on demand. Financial resources comprises cash and cash equivalents plus undrawn committed credit facilities expiring in more than 1 year.

Accounting policies for environmental, social and knowledge data

The accounting policies for environmental, social and knowledge data are unchanged from last year.

Consolidation

The environmental, social and knowledge data in the Annual Report is based on data for the parent company and for all subsidiaries, combining items of a uniform nature compiled using the same methods, unless specifically stated otherwise below.

Environment

The environmental data covers those activities which, based on an overall environmental assessment, could have a significant impact on the environment, cf. the overview of companies in the Novozymes Group.

Water

Water includes drinking water, industrial water and steam, and is stated on the basis of the metered intake of water to Novozymes.

Internally generated energy and associated emissions

Internally generated energy is measured as fuel consumption converted to energy on the basis of lowest combustion value and weight by volume. Emissions of CO_2, SO_2 and NO_x are calculated on the basis of the amount of fuel consumed using annually determined conversion factors from Danish authorities and suppliers.

Externally generated energy and associated emissions

Externally generated energy is the input to Novozymes of externally generated electricity, heat and steam. Emissions of CO_2, SO_2 and NO_x are calculated using annually determined conversion factors from power plants or their organisations.

Raw materials and packaging

Raw materials and packaging comprises materials for fermentation, recovery, granulation, wastewater and sludge treatment, and packaging of products. Consumption of raw materials and packaging is converted into kilograms.

Wastewater

Wastewater is measured as the volume discharged by Novozymes. COD, dry matter, BOD5, nitrogen and phosphorus in the wastewater are measured as proportional flow, based on samples taken at point of discharge.

Biomass

Biomass is measured as the volume produced and transported from Novozymes as liquid fertiliser (NovoGro®) or converted to a fertiliser product with a higher dry matter content (NovoGro® 30 or compost). The nitrogen and phosphorus contents in the product are measured.

Waste

Waste is the registered volume of waste broken down into hazardous and non-hazardous waste, and by disposal method.

Emissions to air of ozone-depleting substances

Emissions to air of ozone-depleting substances are measured as consumption of CFCs, HCFCs and halons.

Environmental impact potentials

The environmental impact potentials for global warming, ozone layer depletion and acidification are calculated on the basis of "Udvikling af Miljøvenlige Industriprodukter" (UMIP), published by the Institute for Product Development at the Technical University of Denmark.

Environmental compliance

Breaches of regulatory limits is measured as the number of incidents reported to the authorities. Unintended releases of GMOs is measured as the number of discharges of GMOs not subject to the general regulatory limits for GMOs and which we and the authorities view as significant. Significant spills is measured as the number of spills of chemicals, oil, etc. into water, air or soil. Significance is assessed both on the basis of extent of the spill and impact on the environment. Neighbour complaints is the number of registered environmental complaints.

Animals for testing

This item covers the number of animals used for all commenced internal and external testing undertaken for Novozymes.

Social responsibility

Number of employees

The number of employees is calculated as the actual number of employees at year-end, excluding employees on unpaid or parental leave, temporary hires, student interns and PhD students.

In calculating the number of full-time employees, employees with a working time ratio of 95% or over are stated as full-time employees.

Job categories

Senior management comprises the CEO, executive vice presidents, vice presidents and directors. Management comprises middle managers and specialists. Professional comprises employees with academic backgrounds, as well as team leaders. Administrative comprises administrative personnel. Skilled workers, laboratory technicians and other technicians comprises skilled workers, laboratory technicians and other technicians. Process operators comprises operators and unskilled workers.

Employee turnover

Employee turnover is measured as the number of permanent employees who left the Group during the financial year, compared with the average number of permanent employees in the financial year. The average number of permanent employees is calculated as the average number of permanent employees at the end of each quarter.

Growth in number of employees, organic

The organic growth in the number of employees is measured as the number of employees at year-end less the number of employees gained via acquisitions and the number of employees at the beginning of the year.

Growth in number of employees, acquisitions

The growth in the number of employees via acquisitions is measured as the number of employees gained via acquisition of new companies.

Age and seniority

Age and seniority are calculated as the average age and seniority in whole years per employee.

Absence

Absence is stated as time lost due to the employee's own illness, including pregnancy-related sick leave and occupational accidents and diseases. The rate of absence is calculated as the number of registered days of absence as a percentage of the total number of normal working days in one year, less holidays and public holidays.

Training costs

Training costs is the costs of seminars and internal and external training courses, translated into Danish kroner at the average rates of exchange. Training costs are also shown as a percentage of total employee costs.

Occupational health and safety

Occupational accidents and diseases

Occupational accidents is defined as the number of reported work-related accidents involving at least one day's absence after the day on which the accident occurred. Occupational diseases is the number of new reported cases of work-related diseases. The consequences of occupational accidents and occupational diseases are measured by recording the work situation once the outcome of the incident has stabilised, e.g. whether the employee has returned to his/her original job. The frequency of occupational accidents and diseases is calculated per million working hours.

Knowledge

Number of new products

The number of new products with new or improved characteristics launched during the year.

Number of active patent families

The number of inventions for which there are one or more active patent applications/active patents at year-end.

Risk factors

The Novozymes Group is subject to a number of risks which may have a negative effect on the Group's future activities and results. Novozymes works continuously both locally and at management level to identify these risks, and, where the Group has the opportunity to influence risks itself, activities are implemented with a view to countering and limiting the effect of these risks.

The most significant risks, based on an assessment of probability and consequences, are presented to the Board of Directors each quarter.

The following section describes a number of the most significant identified risks and the measures which Novozymes has implemented. The list is not in any order of priority and is not exhaustive.

Market and customers

Novozymes sells its products worldwide, and we are subject to the financial and political risks which this naturally entails. Growth in individual markets is therefore influenced by the local economic situation.

Customer concentration

A small number of customers account for a high proportion of our sales in certain product areas, which means that Novozymes is affected by the trend in these customers' market conditions. We work closely with our major customers to limit this risk, for example by means of joint production planning, joint development projects, integration of IT systems, etc.

Innovation

We try to maintain our position as market leader by continually launching new and improved high-quality products which meet our customers' needs. This places high demands on our research and development, requiring development to keep pace with our customers' needs. Failure here would entail the risk of a negative impact on Novozymes' sales targets.

Enzymes produced using genetically modified organisms (GMOs)

Novozymes produces a large number of enzymes using genetically modified organisms. Without this technology it would be necessary to use larger quantities of raw materials, water and energy, and in many cases commercial production of an enzyme would not be profitable.

The use of gene technology and GMOs is the subject of regular debate around the world, mainly concerning foods containing GMOs. Novozymes' use of gene technology has only featured in the debate to a limited degree. However, it is possible that Novozymes' production and sales to the food and feed industries in particular may be affected by the public debate on gene technology and the impact this may have on consumer demand.

Read more about Novozymes' use of gene technology at www.novozymes.com > Our science.

Competitors

Historically Novozymes has experienced constant price pressure in its markets, while there is considered to be a risk of increasing competition in the future from producers based in low-cost countries, particularly China and India. One of the ways in which we are trying to counter this risk is by using our technology to optimise production, thereby reducing costs per unit produced.

To maintain optimal production Novozymes is dependent, among other things, on reliability of deliveries from suppliers and, to safeguard this, cooperation agreements have been entered into with a number of key suppliers. These cooperation agreements also help to reduce the sensitivity to fluctuations in the price of raw materials and energy to which Novozymes is subject. Opportunities to pass on increases in raw material prices, for example, to our customers in a business-to-business market with large international customers are limited because of our relatively poor negotiating position in relation to major customers.

Patent strategy

Novozymes' technology is the basis of our business, and the company pursues an active patent strategy by protecting new discoveries as early as possible in order to stop our products, etc. being copied.

Environmental and social aspects

Environmental and social responsibility in how we run our business are among Novozymes' fundamental values. This is significant to all business activities and is underpinned by a number of targets for environmental and social responsibility.

Novozymes is heavily dependent on being able to attract and retain skilled employees in a labour market characterised by falling unemployment and growing competition, and the company's reputation is an important parameter in this respect.

Reputation

Novozymes tries to maintain its current reputation through open and transparent communication, both internally and externally. Efforts are also under way to reduce the risk of situations arising which could impair Novozymes' reputation. The Group's newly introduced business integrity principles are one example of this.

To uphold Novozymes' reputation, we play an active role in making good any damage that we may inadvertently cause, for example to the environment.

Animal testing

Novozymes uses animal testing in connection with the development and approval of products. The use of animal testing is the subject of public debate and as such constitutes a risk to Novozymes' reputation. The current product portfolio involves relatively few animal tests, but this may change as a result of the development of new business areas. We are continuously trying to reduce the number of animal tests by further refining the methods used and replacing test methods wherever possible.

Business partners

Also in our relations with business partners, we seek to reduce the risk of being associated with environmental and social aspects which could impact negatively on Novozymes' reputation. This is done partly by asking suppliers of raw materials for enzyme production to perform a self-assessment of their compliance with internationally recognised standards and conventions. Novozymes' business partners are also informed about our business integrity principles.

Financial risk factors

Novozymes' international operations mean that the income statement and balance sheet are exposed to a number of financial risk factors. Financial risks are managed centrally. The use of financial instruments is governed by the treasury policy approved by Novozymes' Board of Directors. This policy contains rules on the financial instruments that can be used for hedging, the counterparties that can be used and the risk profile that is to be applied. Financial instruments are used to hedge existing assets and liabilities or expected future net cash flow.

Currency exposure

Currency exposure arises due to imbalances between income and costs in each individual currency and because Novozymes has more assets than liabilities in foreign subsidiaries.

Operating profit is most exposed to the EUR, USD and JPY. A 2.25% movement in the EUR would, other things being equal, result in a change in operating profit of around DKK 40-50 million. A movement of 5% in the USD would result in a change in operating profit in the region of DKK 35-45 million. A movement of 5% in the JPY would result in a change in the region of DKK 5-10 million.

Novozymes' policy is to hedge existing net assets in foreign currencies and expected future net exposure from the company's operations. Hedging is carried out through a combination of currency loans, forward exchange contracts, currency swaps and options. The hedging transactions are based on Novozymes' expectations of future exchange rate movements and are carried out to minimise the risk of loss and therefore increase the predictability of the Group's financial results.

Currency exposure relating to investments in foreign subsidiaries is hedged where this is deemed appropriate. Currency exposure is managed primarily by taking out currency loans and entering into currency swaps. Currency swaps, which are used to hedge participating interests, generally have a maturity period of over 12 months.

Interest rate exposure

Interest rate exposure arises in relation to interest-bearing assets and liabilities. A change of 1 percentage point in the average interest rate on Novozymes' net interest-bearing assets would have an effect on profit before tax of DKK 3 million. 80% of the loan portfolio at year-end 2006 was at fixed rates of interest. According to Novozymes' treasury policy, free funds may only be invested in government bonds, extremely liquid domestic mortgage-credit bonds and money-market deposits.

Credit risk

Credit risk is managed by dealing in financial instruments and placing deposits only with banks having a satisfactory credit rating from one or more of the recognised rating agencies. Credit risk is calculated on the basis of net market values and is governed by the company's treasury policy. Novozymes has entered into netting agreements (ISDA) with all the banks used for dealing in financial instruments, which means that Novozymes' credit risk is limited to net assets. At December 31, 2006 the maximum credit risk related to one counterparty was equivalent to DKK 111 million.

Liquidity risk

In connection with the Group's ongoing financing of operations, including refinancing risk, the finance function shall ensure adequate and flexible liquidity. This is guaranteed by placing deposits in cash and extremely liquid negotiable instruments, and using binding credit facilities.

Other risks

Energy consumption and prices

The manufacture of industrial enzymes requires high inputs of energy, and the trend in energy prices will therefore impact cost of goods sold. The risk of a negative impact from rising energy and CO_2 prices is managed through optimisations in the production process, for example by using gene technology, and by partially hedging energy prices for a future period.

Global organisation

Novozymes operates in many markets via sales companies and distributors, while production is restricted to a small number of countries. This entails a number of internal transactions, etc., which are covered by internal settlement prices. Novozymes follows the OECD principles in setting internal settlement prices, but this is a complicated area and always entails a tax risk as the area is subject to political judgement in each individual country. Novozymes regularly enters into dialogue with the tax authorities in the countries involved to reduce this risk.

Insurance

The risk of personal injury, material damage and other events beyond the company's control, and any losses that Novozymes may cause, are covered by an extensive insurance programme. Cover in different areas is subject to a deductible based on Novozymes' claims history. However, the current price of the policies and the cover provided may be affected by external circumstances such as natural disasters and similar.

Income statement - the Novozymes Group

Note		2006 DKK million	2005 DKK million
1, 2	Sales	6,802	6,281
3, 5	Cost of goods sold	3,147	2,936
	Gross profit	3,655	3,345
3, 5	Sales and distribution costs	844	748
3, 5	Research and development costs	880	793
3, 4, 5	Administrative costs	650	632
6	Licence fees and Other operating income, net	59	34
	Operating profit	1,340	1,206
7	Financial income	134	76
8	Financial costs	256	132
	Profit before tax	1,218	1,150
9	Corporation tax	307	289
	Net profit	911	861
	Attributable to:		
	Shareholders in the parent company	909	858
	Minority interests	2	3
		911	861
	Proposed dividend per share	DKK 4.50	DKK 4.00
18	Earnings per share	DKK 14.46	DKK 13.11
18	Earnings per share, diluted	DKK 14.09	DKK 12.79

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Share capital DKK million	Treasury shares DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2006	696	(1,659)	68	60	(6)	4,602	33	3,794
Currency translation of subsidiaries and minority interests			(161)				(3)	(164)
Fair value adjustment of financial instruments			35	17	98			150
Cash flow hedges transferred to income statement					(8)			(8)
Share-based payment						19		19
Tax relating to the above			(9)		(8)	119		102
Items recognised directly in shareholders' equity	-	-	(135)	17	82	138	(3)	99
Net profit						909	2	911
Total income for the year	-	-	(135)	17	82	1,047	(1)	1,010
Purchase of treasury shares		(1,107)						(1,107)
Sale of treasury shares		111						111
Write-down of share capital	(46)	1,206				(1,160)		-
Dividend						(255)	(1)	(256)
Other adjustments						(162)	3	(159)
Other movements in shareholders' equity	(46)	210	-	-	-	(1,577)	2	(1,411)
Shareholders' equity at December 31, 2006	650	(1,449)	(67)	77	76	4,072	34	3,393

The proposed dividend of DKK 278 million for 2006 is included in Retained earnings.
Reference is made to Note 18 concerning treasury shares and average number of shares.

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Share capital DKK million	Treasury shares DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2005	726	(1,316)	(114)	53	75	4,493	30	3,947
Currency translation of subsidiaries and minority interests			242				3	245
Fair value adjustment of financial instruments			(33)	7	(22)			(48)
Cash flow hedges transferred to income statement					(83)			(83)
Share-based payment						15		15
Tax relating to the above			(27)		24	57		54
Items recognised directly in shareholders' equity	-	-	182	7	(81)	72	3	183
Net profit						858	3	861
Total income for the year	-	-	182	7	(81)	930	6	1,044
Purchase of treasury shares		(1,053)						(1,053)
Sale of treasury shares		126						126
Write-down of share capital	(30)	584				(554)		-
Dividend						(231)	(1)	(232)
Other adjustments						(36)	(2)	(38)
Other movements in shareholders' equity	(30)	(343)	-	-	-	(821)	(3)	(1,197)
Shareholders' equity at December 31, 2005	696	(1,659)	68	60	(6)	4,602	33	3,794

The proposed dividend of DKK 256 milllion for 2005 is included in Retained earnings.

Reference is made to Note 18 concerning treasury shares and average number of shares.

Balance sheet - the Novozymes Group

Note		Dec. 31, 2006 DKK million	Dec. 31, 2005 DKK million
	ASSETS		
10	Intangible fixed assets	769	431
11	Property, plant and equipment	3,553	3,477
12	Deferred tax assets	45	42
	Financial assets	12	20
	Total fixed assets	4,379	3,970
13	Inventories	1,326	1,197
14	Trade receivables	1,193	1,056
15	Tax receivable	248	318
16	Other receivables	145	163
17	Financial assets	177	151
	Cash at bank and in hand	497	454
	Total current assets	3,586	3,339
	Total assets	7,965	7,309
	LIABILITIES AND SHAREHOLDERS' EQUITY		
18	Share capital	650	696
18	Treasury shares	(1,449)	(1,659)
	Other reserves	86	122
	Retained earnings	4,072	4,602
19	Minority interests	34	33
	Total shareholders' equity	3,393	3,794
12	Deferred tax liabilities	756	574
20	Long-term employee benefits	15	17
21	Provisions	134	63
22	Financial liabilities	1,708	1,396
	Other non-current liabilities	21	23
	Non-current liabilities	2,634	2,073
23	Financial liabilities	461	168
21	Provisions	20	11
	Trade payables	386	313
15	Tax payable	50	48
24	Other current liabilities	1,021	902
	Total current liabilities	1,938	1,442
	Total liabilities	4,572	3,515
	Total liabilities and shareholders' equity	7,965	7,309

Statement of cash flows and financial resources - the Novozymes Group

Note		2006 DKK million	2005 DKK million
	Net profit	911	861
32	Reversal of non-cash expenses	996	756
	Corporation tax paid	(120)	(382)
	Interest received	133	65
	Interest paid	(147)	(95)
	Cash flow before change in working capital	1,773	1,205
	Change in working capital:		
	(Increase)/decrease in receivables	(80)	(53)
	(Increase)/decrease in inventories	(48)	(23)
	Increase/(decrease) in trade payables and other liabilities	(111)	197
	Cash flow from operating activities	1,534	1,326
	Investments:		
10	Purchase of intangible fixed assets	(13)	(11)
	Sale of property, plant and equipment	29	31
11	Purchase of property, plant and equipment	(492)	(355)
35	Acquisition of companies	(477)	-
	Cash flow from investing activities	(953)	(335)
	Free cash flow	581	991
	Financing:		
	Non-current borrowings	385	-
17	Sale of shares in Novo Nordisk A/S	15	22
18	Purchase of treasury shares, net	(996)	(927)
	Dividend paid	(255)	(231)
	Cash flow from financing activities	(851)	(1,136)
	Net cash flow	(270)	(145)
	Unrealised gain/(loss) on currencies and financial assets included in cash and cash equivalents	(26)	29
	Net change in cash and cash equivalents	(296)	(116)
	Cash and cash equivalents at January 1	367	483
33	**Cash and cash equivalents at December 31**	71	367
34	Undrawn committed credit facilities	3,000	3,000
	Financial resources at December 31	3,071	3,367

Environmental, social and knowledge data

Note			2006	2005
	ENVIRONMENT			
	Consumption of resources			
37	Water	1,000 m^3	4,893	4,600
38	Internally generated energy	1,000 GJ	846	821
	Externally generated energy	1,000 GJ	2,476	2,357
	Energy, total	1,000 GJ	3,322	3,178
	Raw materials	1,000 tons	323	287
	Packaging	1,000 tons	12	11
	Wastewater			
39	Volume	1,000 m^3	3,564	3,349
	Dry matter	Tons	315	366
	BOD5	Tons	748	468
	COD	Tons	1,756	1,689
	Nitrogen	Tons	166	181
	Phosphorus	Tons	36	39
	Biomass			
	Volume, NovoGro®	1,000 m^3	280	293
	Volume, NovoGro® 30	1,000 m^3	116	108
	Volume, compost	1,000 m^3	45	35
	Nitrogen	Tons	1,598	1,451
	Phosphorus	Tons	609	584
	Waste			
	Non-hazardous waste	Tons	7,662	9,109
	Hazardous waste	Tons	975	991
40	Waste, total	Tons	8,637	10,100
	Percentage of total waste recycled	%	42.1	30.6
	Emissions to air			
	Ozone-depleting substances, HCFCs	Kg	1,310	5,368
41	CO_2	1,000 tons	406	377
	SO_2	Tons	1,120	1,090
	NO_x	Tons	945	878
	Environmental impact potentials			
42	Global warming	1,000 tons CO_2-eqv.	408	386
43	Ozone layer depletion	Kg CFC_{11}-eqv.	52	215
	Acidification	Tons SO_2-eqv.	1,781	1,706
	Environmental compliance, etc.			
	Breaches of regulatory limits, groundwater	No.	22	21
	Breaches of regulatory limits, other	No.	8	6
	Unintended releases of GMOs	No.	0	0
	Significant spills	No.	0	1
	Neighbour complaints	No.	14	17
	Animals for testing			
	Animals for testing	No.	4,339	2,952

Environmental, social and knowledge data

Note			2006	2005
	SOCIAL			
	Employee statistics			
44	Employees, total	No.	4,544	4,068
44, 45	Women	%	35.8	34.8
	Men	%	64.2	65.2
46	Rate of employee turnover	%	8.0	6.6
	Average age	Years	39.8	40.0
	Seniority	Years	8.9	9.3
47	Rate of absence	%	2.3	2.5
	Training costs			
	Average spent per employee	DKK	6,721	6,941
	Costs as percentage of total employee costs	%	1.6	1.5
	HEALTH AND SAFETY			
	Occupational accidents and diseases			
	Fatalities	No.	0	0
48	Accidents with absence	No.	27	30
	Of which accidents requiring professional first aid	No.	21	26
49	Occupational diseases	No.	11	12
	Frequency of occupational accidents	Per million working hours	3.7	4.6
	Frequency of occupational accidents requiring professional first aid	Per million working hours	2.9	4.0
	Frequency of occupational diseases	Per million working hours	1.5	1.8
	KNOWLEDGE			
	Processes and technology			
	New products	No.	8	7
	Active patent families	No.	974	893

Index of notes

Financial notes

Notes concerning environmental, social and knowledge data

Note 1 - Segment information

Geographical segments

	2006 DKK million	2005 DKK million
Sales		
Denmark	125	196
Rest of Europe, Middle East and Africa	2,730	2,563
North America	2,066	1,773
Asia Pacific	1,401	1,278
Latin America	480	471
Total	6,802	6,281
Segment assets		
Denmark	3,550	3,417
Rest of Europe, Middle East and Africa	491	318
North America	1,212	1,326
Asia Pacific	1,553	1,114
Latin America	180	149
Total	6,986	6,324
Capital expenditure		
Denmark	352	186
Rest of Europe, Middle East and Africa	192	33
North America	75	98
Asia Pacific	394	42
Latin America	10	7
Total	1,023	366

The allocation to geographical segments is made on the basis of the Group's sales, segment assets and capital expenditure. The geographical distribution of sales is based on the country in which the customer is domiciled. With a number of strategic customers, central deliveries are made to specified locations and the final recipient is unknown. The stated geographical distribution of sales may therefore vary significantly from year to year if the delivery destination for these strategic customers changes.

Note 2 - Sales

	2006 DKK million	2005 DKK million
Detergent enzymes	2,040	2,014
Technical enzymes	2,111	1,720
Food enzymes	1,603	1,491
Feed enzymes	700	748
Microorganisms	348	308
Total sales	6,802	6,281

Note 3 - Employee costs

	2006 DKK million	2005 DKK million
Wages and salaries	1,597	1,507
Pensions - defined contribution plans	136	114
Pensions - defined benefit plans	3	7
Other social security costs	110	122
Other employee costs	92	80
Share-based payment	20	16
Total employee costs	1,958	1,846
Recognised in the income statement under the following items:		
Cost of goods sold	760	741
Sales and distribution costs	365	340
Research and development costs	467	427
Administrative costs	358	332
	1,950	1,840
Recognised in the assets as:		
Change in employee costs recognised in inventories	8	6
Total employee costs	1,958	1,846
Geographical distribution:		
Denmark	1,203	1,159
Rest of Europe, Middle East and Africa	182	157
North America	383	360
Asia Pacific	139	123
Latin America	51	47
Total employee costs	1,958	1,846
Average number of employees in the Group	4,272	4,023
Number of employees outside Denmark as a percentage of total number of employees	51%	46%

Reference is made to Note 44 concerning geographical distribution of employees

Note 4 - Fees to statutory auditor

	2006 DKK million	2005 DKK million
Fees to the auditor elected by the Annual Meeting of Shareholders, PricewaterhouseCoopers		
Total fee	18	16
of which pertaining to audit	9	8

Note 5 - Depreciation, amortisation and impairment losses

	2006 DKK million	2005 DKK million
Recognised in the income statement under the following items:		
Cost of goods sold	271	301
Sales and distribution costs	13	12
Research and development costs	72	63
Administrative costs	17	17
Depreciation and impairment losses, property, plant and equipment	373	393
Recognised in the income statement under the following items:		
Cost of goods sold	50	25
Sales and distribution costs	12	18
Research and development costs	25	14
Administrative costs	9	12
Amortisation and impairment losses, intangible fixed assets	96	69
Total depreciation, amortisation and impairment losses	469	462

Of which impairment losses on know-how of DKK 15 million in 2006, included in Cost of goods sold.

Note 6 - Licence fees and Other operating income, net

	2006 DKK million	2005 DKK million
Other operating income, net	43	19
Licence fees	16	15
Licence fees and Other operating income, net	59	34

Note 7 - Financial income

	2006 DKK million	2005 DKK million
Interest income	130	72
Gains on securities, etc., net	4	4
Financial income	134	76

Note 8 - Financial costs

	2006 DKK million	2005 DKK million
Interest costs	156	95
Foreign exchange losses on derivative financial instruments, net	45	1
Other foreign exchange losses, net	5	6
Other financial costs	13	12
Fair value adjustment - share-based payment	37	18
Financial costs	256	132

Note 9 - Tax

	2006 DKK million	2005 DKK million
Tax payable on net profit	332	322
Change in deferred tax	55	18
Impact of change in tax rate from 30% in 2004 to 28% in 2005	-	(35)
Adjustment for previous years	(80)	(16)
Tax in the income statement	307	289
Calculation of effective tax rate:		
Corporation tax in Denmark	28.0 %	28.0 %
Impact of change in tax rate from 30% in 2004 to 28% in 2005	-	(3.1)%
Non-deductible expenses	1.2 %	0.4 %
Difference in foreign tax rates	(2.3)%	(2.0)%
Other adjustments	(1.7)%	1.8 %
Effective tax rate	25.2 %	25.1 %

Note 10 - Intangible fixed assets

	Completed IT development projects* DKK million	Acquired patents, licences and know-how DKK million	Goodwill DKK million	IT development projects in progress* DKK million	Total DKK million
Cost at January 1, 2006	247	465	135	20	867
Currency translation	(1)	1	(8)	-	(8)
Acquisition of companies	-	324	104	-	428
Additions during the year	3	2	-	8	13
Transfer (to)/from other items	11	-	-	(11)	-
Cost at December 31, 2006	260	792	231	17	1,300
Amortisation and impairment losses at January 1, 2006	195	226	15		436
Currency translation	(1)	0	0		(1)
Amortisation for the year	27	54	-		81
Impairment losses for the year	-	15	-		15
Amortisation and impairment losses at December 31, 2006	221	295	15		531
Carrying amount at December 31, 2006	39	497	216	17	769
Cost at January 1, 2005	246	460	119	20	845
Currency translation	1	(1)	11	-	11
Additions during the year	-	6	5	-	11
Transfer to other items	-	-	-	(11)	(11)
Transfer from other items	-	-	-	11	11
Cost at December 31, 2005	247	465	135	20	867
Amortisation and impairment losses at January 1, 2005	153	197	15		365
Currency translation	2	0	0		2
Amortisation for the year	40	29	-		69
Amortisation and impairment losses at December 31, 2005	195	226	15		436
Carrying amount at December 31, 2005	52	239	120	20	431

* Assets developed internally

Obligations to third parties relating to investments in intangible fixed assets are DKK 0 million at December 31, 2006, compared with DKK 53 million in 2005.

The carrying amounts of intangible fixed assets, including goodwill, were reviewed for impairment losses at December 31, 2006. This did not reveal any need to write down the book values for impairment.

The impairment test compared the discounted cash flow of the individual cash-generating units with the carrying amounts in the units. Cash flow is based on budgets and business plans for the period 2007-2011.

Material assumptions used in calculating the terminal value, such as development in sales, EBIT, working capital, fixed assets and assumptions for growth beyond the specified five-year period, are based on assessments of the individual unit. Discount factors reflecting the risks associated with the individual units are used in calculating the discounted cash flow.

An amount of DKK 15 million has been written down for impairment, based on a concrete assessment of a know-how asset.

Note 11 - Property, plant and equipment

	Land and buildings DKK million	Plant and machinery DKK million	Other equipment DKK million	Plant, property and equipment under construction DKK million	Total DKK million
Cost at January 1, 2006	2,900	3,816	1,072	381	8,169
Currency translation	(98)	(98)	(32)	(8)	(236)
Acquisition of companies	35	52	3	-	90
Additions during the year	21	85	53	333	492
Disposals during the year	(3)	(19)	(70)	(10)	(102)
Transfer (to)/from other items	19	132	46	(197)	-
Cost at December 31, 2006	2,874	3,968	1,072	499	8,413
Depreciation and impairment losses at January 1, 2006	1,104	2,831	757		4,692
Currency translation	(30)	(66)	(23)		(119)
Depreciation for the year	80	208	85		373
Depreciation and impairment losses eliminated on disposals during the year	(3)	(17)	(66)		(86)
Depreciation and impairment losses at December 31, 2006	1,151	2,956	753		4,860
Carrying amount at December 31, 2006	1,723	1,012	319	499	3,553
Cost at January 1, 2005	2,788	3,631	1,062	306	7,787
Currency translation	161	163	43	8	375
Additions during the year	46	36	43	230	355
Disposals during the year	(144)	(98)	(101)	(5)	(348)
Transfer (to)/from other items	49	84	25	(158)	-
Cost at December 31, 2005	2,900	3,816	1,072	381	8,169
Depreciation and impairment losses at January 1, 2005	1,042	2,610	733		4,385
Currency translation	63	99	29		191
Depreciation for the year	91	215	87		393
Depreciation and impairment losses eliminated on disposals during the year	(92)	(93)	(92)		(277)
Depreciation and impairment losses at December 31, 2005	1,104	2,831	757		4,692
Carrying amount at December 31, 2005	1,796	985	315	381	3,477

Obligations to third parties relating to capital expenditure are DKK 83 million at December 31, 2006, compared with DKK 107 million at December 31, 2005.

Geographical distribution:	2006 DKK million	2005 DKK million
Denmark	1,968	1,950
Rest of Europe, Middle East and Africa	129	69
North America	749	842
Asia Pacific	666	579
Latin America	41	37
Carrying amount at December 31	3,553	3,477

Note 12 - Deferred tax

	2006 DKK million	2005 DKK million
Deferred tax at January 1	(532)	(491)
Currency translation	18	(23)
Acquisition of companies	(7)	-
Tax on shareholders' equity items	(97)	(5)
Tax for the year	(93)	(13)
Deferred tax at December 31	**(711)**	**(532)**
Deferred tax assets	45	42
Deferred tax liabilities	(756)	(574)
Deferred tax at December 31	**(711)**	**(532)**

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible fixed assets and property, plant and equipment	9	(642)	(633)
Deferred tax relating to inventories	85	(135)	(50)
Tax-loss carry-forwards and balance re recapture of tax losses	15	(19)	(4)
Share options	271	-	271
Liabilities and other	218	(513)	(295)
	598	(1,309)	(711)
Netting	(553)	553	-
Deferred tax at December 31, 2006	**45**	**(756)**	**(711)**
Of which due after more than 12 months	-	-	(696)
Unrecognised share of tax-loss carry-forwards, etc.	-	-	-
Recognised tax-loss carry-forwards, previously unrecognised	6	-	-

Tax-loss carry-forwards are recognised in deferred tax assets to the extent that the losses are expected to be realised in the form of future taxable profits within a period of 3-5 years.

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible fixed assets and property, plant and equipment	13	(684)	(671)
Deferred tax relating to inventories	201	(194)	7
Tax-loss carry-forwards and balance re recapture of tax losses	6	(61)	(55)
Share options	191	-	191
Liabilities and other	162	(166)	(4)
	573	(1,105)	(532)
Netting	(531)	531	-
Deferred tax at December 31, 2005	**42**	**(574)**	**(532)**
Of which due after more than 12 months	-	-	(759)
Unrecognised share of tax-loss carry-forwards, etc.	24	-	-
Recognised tax-loss carry-forwards, previously unrecognised	-	-	-

Tax-loss carry-forwards are recognised in deferred tax assets to the extent that the losses are expected to be realised in the form of future taxable profits within a period of 3-5 years.

Note 13 - Inventories

	2006 DKK million	2005 DKK million
Raw materials and consumables	201	178
Goods in progress	338	305
Finished goods	787	714
Inventories	1,326	1,197

The material consumption, included under Cost of goods sold, is DKK 1,668 million, compared with DKK 1,494 million in 2005.

Expensed write-downs on inventories	30	23
Reversal of write-downs on inventories	9	13

Some of the reversal of write-downs can be attributed to the written-down inventories being reused in production.

Note 14 - Trade receivables

	2006 DKK million	2005 DKK million
Trade receivables	1,238	1,099
Allowances for doubtful trade receivables	(103)	(103)
	1,135	996
Amounts owed by affiliated companies	58	60
Trade receivables at December 31	1,193	1,056

The age analysis of net trade receivables is as follows:

Less than 1 year	152	97
More than 1 year	-	-

DKK 5 million has been expensed in 2006 in allowances for and actual losses on doubtful trade receivables, compared with DKK 5 million in 2005. These costs are included in Sales and distribution costs.

Note 15 - Tax receivable/payable

	2006 DKK million	2005 DKK million
At January 1	270	146
Currency translation	(16)	(14)
Acquisition of companies	4	-
Tax on shareholders' equity items	34	32
Tax relating to the year	(214)	(276)
Tax paid on account for the current year, net	360	454
Tax received on account for previous years, net	(240)	(72)
Tax receivable/(payable) at December 31	198	270
Corporation tax receivable	248	318
Corporation tax payable	(50)	(48)
Tax receivable/(payable) at December 31	198	270
Of which due after more than 12 months	55	2

Note 16 - Other receivables

	2006 DKK million	2005 DKK million
Public authorities	7	22
Deposits	13	18
Prepaid expenses	54	53
Other receivables	71	70
Other receivables at December 31	145	163

Other receivables primarily fall due within 1 year from the balance sheet date.

Note 17 - Financial assets

Financial assets comprises Available-for-sale financial assets and Derivative financial instruments.

Available-for-sale financial assets, comprising the Group's holding of Novo Nordisk B shares, had a market value of DKK 133 million at December 31, 2006, compared with DKK 132 million at December 31, 2005.

A gain of DKK 33 million on revaluation to market value has been recognised in shareholders' equity in 2006, of which DKK 21 million has been transferred from shareholders' equity to the income statement. In 2005 the revaluation to market value was DKK 21 million, of which DKK 14 million was transferred to the income statement.

The Group's holding of Novo Nordisk shares has been acquired with a view to hedging the share option obligation, cf. Note 25.

Derivative financial instruments amounted to DKK 44 million at December 31, 2006, compared with DKK 19 million in 2005.

Note 18 - Share capital

	2006 DKK million	2005 DKK million
Share capital		
Nominal value		
A share capital	107	107
B share capital	543	589
Share capital at December 31	650	696

	2006 No.	2005 No.
Number of shares		
A shares of DKK 10	10,748,720	10,748,720
B shares of DKK 10	54,251,280	58,851,280
Total shares	65,000,000	69,600,000

Each A share gives entitlement to 100 votes, while each B share gives entitlement to 10 votes.

The share capital was written down in 2004, 2005 and 2006, but was unchanged in 2002-2003.

	2006 No.	2005 No.
Number of shares in circulation		
Number of shares at January 1	63,911,100	66,590,000
Purchase of treasury shares	(2,756,632)	(3,449,031)
Sale of treasury shares	651,038	770,131
Number of shares at December 31	61,805,506	63,911,100

	2006 DKK million	2005 DKK million
Treasury shares - B shares		
Cost		
Cost at January 1	1,659	1,316
Additions during the year	1,107	1,053
Disposals during the year	(111)	(126)
Write-down of share capital	(1,206)	(584)
Cost at December 31	1,449	1,659
Nominal value		
Nominal value at January 1	57	60
Additions during the year	28	35
Disposals during the year	(7)	(8)
Write-down of share capital	(46)	(30)
Nominal value at December 31	32	57
Number of shares		
Number of shares at January 1	5,688,900	6,010,000
Additions during the year	2,756,632	3,449,031
Disposals during the year	(651,038)	(770,131)
Write-down of share capital	(4,600,000)	(3,000,000)
Number of shares at December 31	3,194,494	5,688,900

	2006 DKK million	2005 DKK million
Percentage of share capital		
Percentage of share capital at January 1	8.2 %	8.3 %
Adjustment to figure at beginning of year as a result of write-down of share capital	0.6 %	0.3 %
Additions during the year	4.2 %	5.0 %
Disposals during the year	(1.0)%	(1.1)%
Write-down of share capital	(7.1)%	(4.3)%
Percentage of share capital at December 31	4.9 %	8.2 %

Among other things, acquisitions of treasury shares during the year took place to hedge share options and adjust the capital structure.

Average number of shares:

Weighted average number of outstanding shares excluding treasury shares	62,874,459	65,461,022
Adjustment for share options	1,629,118	1,607,617
Weighted average number of outstanding shares (diluted) excluding treasury shares and including share options in-the-money:	64,503,577	67,068,639

Note 19 - Minority interests

	2006 DKK million	2005 DKK million
Minority interests at January 1	33	30
Currency translation	(3)	3
Purchase of minority shares	3	(2)
Share of net profit	2	3
Dividend paid	(1)	(1)
Minority interests at December 31	34	33

Note 20 - Provisions for pensions and other long-term employee benefits

The Group has entered into pension agreements with a significant number of its employees. Most of the pension plans are defined contribution plans, and only a small number are defined benefit plans. A health insurance plan has also been established in the USA.

Some of the pension plans are funded by payments from Group companies. However, some plans are not funded, and a liability has been recognised in the balance sheet for these plans.

As well as pension agreements, a few countries also have plans covering other long-term employee benefits which meet local requirements for insuring employees in the event of termination, etc.

	2006 DKK million	2005 DKK million
Amounts recognised in the income statement re defined benefit pension plans:		
Current service costs	7	5
Interest costs	2	3
Expected return on plan assets	(3)	(3)
Service costs relating to changes to plans	(3)	2
Total amount re defined benefit plans recognised in the income statement	3	7

The actual return on plan assets was a positive return of DKK 2 million (2005: a positive return of DKK 8 million).

	2006 DKK million	2005 DKK million
Amounts recognised in the balance sheet re defined benefit pension plans:		
Present value of fully/partly funded obligations	76	81
Fair value of plan assets	(84)	(77)
	(8)	4
Present value of unfunded obligations	12	12
Unrecognised actuarial gains/(losses)	8	1
Unrecognised part of benefit assets	3	-
Liability recognised in the balance sheet	15	17

	2006 DKK million	2005 DKK million
Movement in the net liability:		
Opening net liability	17	16
Currency translation	(1)	2
Total amount expensed in the income statement	3	7
Contributions paid	(6)	(6)
Other changes	2	(2)
Closing net liability	15	17

The actuarial valuations of the most significant defined benefit plans have been based on the following assumptions:

	2006	2005
Discount rates	2.9%	3.9%
Expected rates of return on plan assets	3.5%	4.5%
Future salary increases	1.3%	2.0%
Annual increase in healthcare costs	7.6%	7.6%

Note 21 - Provisions

	2006 DKK million	2005 DKK million
Provisions at January 1	74	79
Currency translation	0	2
Acquisition of companies	40	-
Additions during the year	47	12
Previous years reversed	(6)	-
Utilisation during the year	(1)	(19)
Provisions at December 31	154	74
Current	20	11
Non-current	134	63

Provisions includes items relating to liabilities for restoring rental premises to their original condition on moving out, remainder of purchase price in connection with acquisition of companies, pending litigation and other long-term employee benefits with the exception of pensions and similar obligations.

Note 22 - Financial liabilities - non-current

Financial liabilities includes debt to credit institutions as specified below and liabilities relating to derivative and other financial instruments of DKK 71 million in 2006, compared with DKK 43 million in 2005.

	2006 DKK million	2005 DKK million
Unsecured borrowings and other non-current loans with terms between 2009 and 2013 at an interest rate of 4.1% - 5.6%, excluding the amounts falling due within 1 year	1,637	1,353
Credit institutions at December 31	1,637	1,353

The debt is payable within the following periods from the balance sheet date:

Between 1 and 2 years	-	-
Between 2 and 3 years	714	-
Between 3 and 4 years	366	796
Between 4 and 5 years	-	-
After 5 years	557	557
Credit institutions at December 31	1,637	1,353

The debt is denominated in the following currencies:

DKK	557	557
USD	1,080	796
Credit institutions at December 31	1,637	1,353

The interest on the above loans will be adjusted in 2007.

Revaluation of the above loans to market value at December 31, 2006 would not have entailed a value adjustment.

Note 23 - Financial liabilities - current

Financial liabilities includes debt to credit institutions as specified below and other liabilities relating to derivative and other financial instruments of DKK 35 million in 2006, compared with DKK 81 million in 2005.

	2006 DKK million	2005 DKK million
Credit institutions	426	87
Non-current borrowings falling due within 1 year	-	-
Credit institutions at December 31	426	87
The debt is denominated in the following currencies:		
DKK	372	33
EUR	27	21
JPY	24	32
Other	3	1
Credit institutions at December 31	426	87

Note 24 - Other current liabilities

	2006 DKK million	2005 DKK million
Employee costs payable	406	329
Taxes and duties payable	20	33
Accruals and deferred income	74	70
Share-based payment	114	84
Other current liabilities	407	386
Other current liabilities at December 31	1,021	902

Note 25 - Share-based payment, and remuneration

As in previous years share options have been granted in 2006. Allocation has been linked to profit and value creation targets being achieved. The purpose of the share option programmes has been to ensure common goals for the Management, employees and shareholders.

The Management has previously been granted share options with a maturity period between six and eight years, which after three years give the holder the right to purchase one share with a nominal value of DKK 10 per share option. Other managerial staff have been granted share options with a maturity period of eight years, which after three years give the holder of the option the right to purchase one share with a nominal value of DKK 10 per share option.

The share option programme for other employees ran for three years, so it was possible to be allocated share options for the years 2001, 2002 and 2003. The share options have a binding period of three years and an exercise period of five years after the binding period.

The above-mentioned share option programmes are primarily equity-settled, and no liability is recognised for these. In the case of allocations in countries where ownership of foreign shares is not permitted, the value of the share options is settled in cash, and a liability of DKK 37 million (2005: DKK 24 million) was recognised for this in 2006. The intrinsic value of the programmes in 2006 was DKK 37 million (2005: DKK 24 million).

At December 31, 2006 the Group's outstanding Novo Nordisk A/S share options totalled 276,703, with an average exercise price of DKK 192 per share of DKK 2 and a market value of DKK 77 million, which is recognised as a liability. These options are hedged by the Group's holding of Novo Nordisk A/S shares, which are recognised at market value. In 2006 the Management and managerial staff exercised 87,900 Novo Nordisk A/S options.

The Group is obliged to divest shares to Novo A/S with regard to options allocated to employees who were transferred to Novo A/S in connection with the Demerger. The shares will be divested when the employees exercise their options, and Novozymes A/S is committed to reimburse expenses equivalent to the value of the shares at the time of the transition of the employees to Novo A/S. 4,260 shares were divested in 2006, such that the obligation at December 31, 2006 totalled 7,400 shares. This obligation is hedged by the holding of treasury shares.

Share options in Novozymes A/S	Management	Other managerial staff	Other staff	Total	Number of options which can be exercised	Exercise price per option in DKK	Remaining term to maturity (yrs)
Outstanding at January 1, 2005	241,800	1,307,032	2,388,517	3,937,349	429,409	159*	6**
Options exercised in 2005	(126,550)	(217,960)	(468,521)	(813,031)		163*	
Terminations in 2005***	-	(10,950)	(26,499)	(37,449)			
Outstanding at December 31, 2005	115,250	1,078,122	1,893,497	3,086,869	800,787	158*	5**
Additions during the year	8,279	417,906	-	426,185			
Options exercised in 2006	(47,150)	(264,080)	(369,518)	(680,748)		167*	
Terminations in 2006***	(9,000)	(18,569)	(14,250)	(41,819)			
Outstanding at December 31, 2006	67,379	1,213,379	1,509,729	2,790,487	857,939	183*	5**

Share options in Novozymes A/S	Management	Other managerial staff	Other staff	Total	Number of options which can be exercised	Exercise price per option in DKK	Remaining term to maturity (yrs)	Market value in DKK million
Outstanding programme 1998	-	2,350	-	2,350	2,350	64	0	1
Outstanding programme 1999	-	8,902	-	8,902	8,902	101	1	3
Outstanding programme 2000	2,200	17,717	-	19,917	19,917	101	2	8
Outstanding programme 2000	300	1,000	-	1,300	1,300	101	0	1
Outstanding programme 2000	-	66,600	-	66,600	66,600	150	2	23
Outstanding programme 2001	6,300	101,418	-	107,718	107,718	159	3	35
Outstanding programme 2001	-	-	294,851	294,851	294,851	186	3	89
Outstanding programme 2002	7,700	109,450	239,151	356,301	356,301	169	4	113
Outstanding programme 2003	47,400	503,105	975,727	1,526,232	-	148	5	518
Outstanding programme 2006	3,479	397,832	-	401,311	-	344	8	78
Outstanding programme 2006	-	5,005	-	5,005	-	400	8	1
Outstanding at December 31, 2006	67,379	1,213,379	1,509,729	2,790,487	857,939			870

* The exercise price is an average of several option programmes.
** Remaining term to maturity is stated as a weighted average of the outstanding options.
*** Relates to employees outside Denmark.

Market value is calculated on the basis of the Black-Scholes model for valuation of options. The historical volatility for the last year is used when calculating the value of the options at year-end. The risk-free interest is based on Danish government bonds with a period of maturity equivalent to the option's expected remaining term to maturity. The expected period of maturity is fixed at 1 year after the expiry of the binding period, or the option's expiry date if this is within 1 year.

The following assumptions are made when calculating market value at the end of the period:

	2006	2005
Dividend per share, DKK	4.50	4.00
Volatility, %	26.5	16.9
Average risk-free interest, %	3.9	2.8
Share price	486	345

Holdings of and trading in Novozymes A/S shares by the Board of Directors and Management

Number of shares in Novozymes A/S	Board of Directors	Management	Total
Share portfolio at January 1, 2005	11,627	30,519	42,146
Purchase of shares during the year	6,800	126,550	133,350
Sale of shares during the year	(6,430)	(148,050)	(154,480)
Share portfolio at December 31, 2005	11,997	9,019	21,016
Change in Management	-	(1,705)	(1,705)
Purchase of shares during the year	-	48,150	48,150
Sale of shares during the year	(4,000)	(54,553)	(58,553)
Share portfolio at December 31, 2006	7,997	911	8,908

The share portfolio had a market value of DKK 7.3 million at December 31, 2005 and DKK 4.3 million at December 31, 2006, based on the listed prices at year-end 2005 and 2006 respectively.

Holdings, exercise and allocations of Novozymes A/S share options for the Management and Board of Directors

Number of share options in Novozymes A/S	Options at January 1, 2006	Additions during the year	Exercised during the year	Options at Dec. 31, 2006	Market value in DKK million
Steen Riisgaard	31,800	-	-	31,800	10.7
Per Falholt	13,500	-	(4,500)	9,000	3.1
Benny D. Loft*	10,300	3,479	(5,500)	8,279	2.3
Peder Holk Nielsen	35,950	-	(26,650)	9,300	3.2
Arne W. Schmidt	20,500	-	(11,500)	9,000	3.1
Holdings of share options	112,050	3,479	(48,150)	67,379	22.4

* Joined Management in 2006

In addition, Kurt Anker Nielsen, Vice-Chairman of the Board of Directors, has a holding of 6,268 share options in Novozymes A/S from 2000 and before in his capacity as a former executive officer of Novo Nordisk A/S.
The employee-elected board members also hold share options in Novozymes A/S, granted in connection with share option allocations in previous years covering all employees in Novozymes A/S on the relevant dates.

	2006 DKK million	2005 DKK million
Remuneration to the Management:		
Salaries	20	19
Pensions	4	4
Total remuneration to the Management	24	23
Total remuneration to the Board of Directors	3	3

A share-based incentive programme has been adopted for the Management for the period 2004-2006.

A pool of 185,955 B shares has been set aside from the company's holding of treasury shares, and the full number of shares will be released at the beginning of 2007. Allocation of the shares was conditional on the economic value added which Novozymes generated for its shareholders in the period 2004-2006. See page 13 in the "Report of the Board of Directors" for further information.

Economic value added is calculated using a WACC-based required rate of return of 7%. The market value of the incentive programme is calculated on the basis of the share price on the grant date less any expected dividends during the programme's term to maturity.

Members of Management have contracts of employment containing standard conditions for members of the Management of Danish listed companies, including with regard to the periods of notice which both parties are required to give and competition clauses. If the executive officer's contract of employment is terminated by the company, without there having been misconduct on the part of the executive officer, the executive officer has the right to compensation, which, depending on the circumstances, may amount to a maximum of three years' salary and pension contributions.

Note 26 - Foreign currencies in the balance sheet

Hedging of assets and liabilities in foreign currency (transaction risk)

The table below shows the Group's assets and liabilities in foreign currencies at December 31, 2006, calculated as the total of each Group company's assets and liabilities in a currency other than its own. The table also shows the financial instruments used to hedge these assets and liabilities.

DKK million	Currency exposure	Contracted derivative financial instruments	Net currency exposure	Exchange rate at Dec. 31, 2006 (for 100 units)
USD	229	(482)	(253)	566.14
EUR	284	(1,161)	(877)	745.60
CNY	114	-	114	72.53
JPY	38	(54)	(16)	4.75
CHF	(530)	407	(123)	464.00
AUD	328	(307)	21	446.71
Other	218	(97)	121	
	681	(1,694)	(1,013)	

Transaction risk is the possibility of gains/losses on transactions which are open on the balance sheet date as a result of subsequent exchange rate changes. Gains/losses are recognised in the income statement.

Hedging of investments in foreign subsidiaries (translation risk)

DKK million	Net investment in foreign subsidiaries	Contracted derivative financial instruments	Net assets with translation risk	Exchange rate at Dec. 31, 2006 (for 100 units)
AUD	137	-	137	446.71
BRL	81	-	81	264.41
CHF	542	(275)	267	464.00
CNY	848	-	848	72.53
EUR	95	-	95	745.60
USD	638	(244)	394	566.14
Other	135	-	135	
	2,476	(519)	1,957	

Translation risk is the possibility of gains/losses arising from translation of net assets in subsidiaries as a result of subsequent exchange rate changes. Gains/losses are recognised directly in Currency translation under Shareholders' equity.

Note 27 - Financial instruments

Hedges of expected future cash flows qualifying for hedge accounting

The table below shows the derivative financial instruments which the Group has contracted to hedge currency exposure or interest rate exposure on expected future cash flows. The total fair value adjustment at year-end is entered directly in Shareholders' equity and will be taken to the income statement as the financial contracts are realised, with the exception of currency translation and accrued interest on currency swaps used for interest hedging, as these do not qualify as cash flow hedges and are therefore entered directly in the income statement (DKK (82) million in 2006, compared with DKK 0 million in 2005).

	2006		2005	
DKK million	Contract amount based on agreed rates	Adjustment to market value Dec. 31	Contract amount based on agreed rates	Adjustment to market value Dec. 31
Forward exchange contracts (sales)				
JPY	107	6	201	5
USD	-	-	274	(28)
	107	6	475	(23)
Currency options (purchased put options)				
USD	824	31	288	5
	824	31	288	5
Interest rate swap				
USD/USD - pays fixed rate of 3.73% / earns variable rate of 5.36% (compared with 4.70% in 2005)	244	7	244	8
	244	7	244	8
Currency swaps				
EUR/DKK - pays fixed rate of 4.27% / earns variable rate of 3.88% (compared with 2.50% in 2005)	250	(4)	250	(18)
EUR/USD- pays fixed rate of 3.84% / earns variable rate of 5.37% (compared with 4.50% in 2005)	527	(52)	527	(11)
EUR/USD - pays fixed rate of 4.03% / earns variable rate of 5.37%	384	(24)	-	-
	1,161	(80)	777	(29)
	2,336	(36)	1,784	(39)

The forward exchange contracts and currency options fall due in the period January 2007 to December 2007 (January 2006 to December 2006 at the end of 2005), while the interest rate and currency swaps fall due in the period June 2009 to March 2013 (June 2009 to March 2013 at the end of 2005).

The Group's expected future net cash flows in USD and JPY are hedged as follows:

	2006	2005
USD	12 months	12 months
JPY	7 months	12 months

Hedging of net investments in foreign subsidiaries qualifiying for hedge accounting

The table below shows the derivative financial instruments which the Group has contracted to hedge currency exposure on investments in subsidiaries. Gains or losses on market value adjustments (excluding accrued interest) at year-end are entered directly in Shareholders' equity. Accrued interest (2006: DKK 1 million, 2005: DKK 1 million) is entered in the income statement.

	2006		2005	
DKK million	Contract amount based on agreed rates	Adjustment to market value Dec. 31	Contract amount based on agreed rates	Adjustment to market value Dec. 31
Currency swap				
CHF/DKK - pays fixed rate of 3.62% / earns fixed rate of 5.27%	275	(2)	275	(10)
	275	(2)	275	(10)
Currency loan				
USD - pays variable rate of 5.59% (compared with 4.93% in 2005)	244	18	244	(9)
	244	18	244	(9)
	519	16	519	(19)

The currency swap falls due in September 2008 (September 2008 at the end of 2005), while the loan falls due in June 2009 (June 2009 at the end of 2005).

Accounting treatment of other derivative financial instruments

The table below shows the derivative financial instruments which the Group has contracted to hedge currency exposure on financial assets and liabilities which give rise to currency adjustments in the income statement, and financial instruments which no longer fulfil the criteria for hedging of cash flows. Gains or losses on market value adjustments at year-end are entered in the income statement.

	2006		2005	
DKK million	Contract amount based on agreed rates	Adjustment to market value Dec. 31	Contract amount based on agreed rates	Adjustment to market value Dec. 31
Forward exchange contracts (sales)				
CHF (net purchase)	407	(3)	383	(1)
AUD	307	(5)	-	-
GBP	11	-	-	-
JPY	54	2	51	0
SEK	86	-	67	0
USD	482	(4)	374	(34)
	1,347	(10)	875	(35)

The forward exchange contracts fall due in the period January 2007 to October 2007 (January 2006 to October 2006 at the end of 2005).

Note 28 · Liabilities and contingent liabilities

	2006 DKK million	2005 DKK million
Liabilities		
Rental commitments expiring within the following periods from the balance sheet date:		
Within 1 year	40	41
Between 1 and 2 years	29	31
Between 2 and 3 years	24	24
Between 3 and 4 years	21	21
Between 4 and 5 years	20	17
After 5 years	83	100
Rental commitments at December 31	217	234

Of which commitments to affiliated companies at December 31, 2006 amount to DKK 51 million, compared with DKK 59 million at December 31, 2005. The above rental commitments relate to non-cancellable operational leasing contracts, primarily for buildings and offices.

	2006	2005
The following amounts have been recognised in the consolidated income statement in respect of rental	60	53
Other liabilities		
Contractual obligations to third parties relating to investments in fixed assets, etc.	83	160
Other guarantees		
Other guarantees and commitments to affiliated companies	85	120
Other guarantees and commitments	157	131

Pending litigation and arbitration
Since 2001 Novozymes has been party to a Danish arbitration case in which, among other things, it is claimed by Danisco that Novozymes has unlawfully appropriated certain lipase-related inventions. Furthermore, in 2005 Danisco took out a summons against Novozymes at a US court of law, claiming that Novozymes' baking enzyme Lipopan® F infringes a newly issued US patent. The parties reached a settlement covering both these matters in 2006.

In 2005 Novozymes summoned Danisco's wholly owned subsidiary Genencor International Inc. before a US court of law, as in Novozymes' opinion Genencor's sale of the enzyme Spezyme® Ethyl to the fuel ethanol industry infringes a patent that the US patent authorities issued to Novozymes in 2005. In 2006 Novozymes was granted an injunction in the court of first instance. The court is expected to make a decision on the level of damages in 2007.

Novozymes is also engaged in certain other legal proceedings. In the opinion of the Board of Directors and Management, settlement or continuation of these proceedings will not have a material effect on the Group's financial position. A liability has been recognised under Provisions in case the risk of a loss should arise.

Liability for the debts and obligations of Novo Nordisk A/S
As a result of the Demerger of Novo Nordisk A/S into two companies, Novo Nordisk A/S and Novozymes A/S are jointly and severally liable in accordance with Section 136, subsection 2 of the Danish Companies Act for debts and obligations arising after January 1, 2000 but relating to the period before January 1, 2000 which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S. Liability will be distributed proportionally between the two companies

Note 29 · Joint ventures

Novozymes A/S has interests in two joint ventures, namely two houseowners' associations run as jointly controlled entities with Novo Nordisk A/S. The objects of the associations are the operation and maintenance of common facilities.

Novozymes' share of the net profit, assets and liabilities of the two joint ventures is included in the consolidated financial statements on a proportionate basis as follows:

	2006 DKK million	2005 DKK million
Fixed assets	40	42
Current assets	48	50
Total assets	88	92
Non-current liabilities	(69)	(69)
Current liabilities	(19)	(23)
Total liabilities	(88)	(92)
Net profit	-	-

Novozymes A/S has not assumed any material contingent liabilities in connection with its interests in these joint ventures.

Note 30 - Related party transactions

Related parties are considered to be the Novo Nordisk Foundation, the Novo and Novo Nordisk Groups and the houseowners' associations in which the Novozymes Group cooperates with the Novo Nordisk Group, the directors of these entities, and the Board of Directors and Management of Novozymes A/S, together with their immediate families. Related parties also include companies in which the above persons have significant interests.

The Group has had the following transactions with related parties:

	2006 DKK million	2005 DKK million
Sale of goods, materials and services		
Sale of goods and materials:		
- the Novo Nordisk Group	63	59
- minority shareholders in subsidiaries	36	34
Sale of services:		
- Novo A/S	4	1
- the Novo Nordisk Group	94	83
- joint ventures	-	1
	197	178
Purchase of goods, materials, services and fixed assets		
Purchase of goods and materials:		
- Novo Nordisk A/S	(48)	(53)
- minority shareholders in subsidiaries	-	(9)
Purchase of services:		
- Novo A/S	(8)	(7)
- NNIT A/S	(58)	(52)
- Novo Nordisk Servicepartner A/S	(37)	(82)
- Novo Nordisk A/S	(17)	(36)
- Novo Nordisk Engineering A/S	(47)	(25)
- joint ventures	(19)	(21)
- minority shareholders in subsidiaries	(10)	(1)
	(244)	(286)
Purchase of treasury shares		
- Novo A/S	(241)	(244)
	(241)	(244)

There have not been any material transactions with the Novo Nordisk Foundation or with Management of Novozymes A/S, Novo A/S, the Novo Nordisk Foundation or the Novo Nordisk Group, other than normal remuneration. The remuneration of the Board of Directors and Management is presented in Note 25.

	2006 DKK million	2005 DKK million
Receivables:		
Novo A/S	1	1
The Novo Nordisk Group	62	11
Minority shareholders in subsidiaries	3	3
Receivables at December 31	66	15
Payables:		
Novo A/S	(1)	-
The Novo Nordisk Group	(32)	(30)
Joint ventures	(22)	(33)
Payables at December 31	(55)	(63)

Note 31 - Government grants

During the financial year the Novozymes Group has received grants of DKK 9 million for research and development, compared with DKK 9 million in 2005. Government grants are recognised under Licence fees and Other operating income, net. Government grants includes EU grants for various research projects.

Note 32 - Non-cash expenses

	2006 DKK million	2005 DKK million
Value of sold assets	(13)	48
Allowances for doubtful trade receivables	5	5
Corporation tax	307	289
Depreciation, amortisation and impairment losses	469	462
Share-based payment	19	34
Unrealised (gain)/loss on financial assets, etc., net	36	18
Unrealised foreign exchange (gain)/loss	108	(117)
Accrued interest income and interest costs	26	23
Change in provisions	41	(8)
Others	(2)	2
Non-cash expenses	996	756

Note 33 - Cash and cash equivalents

	2006 DKK million	2005 DKK million
Credit institutions - current	(426)	(87)
Cash at bank and in hand	497	454
Cash and cash equivalents at December 31	71	367

Note 34 - Expiration date for undrawn committed credit facilities

The current term to expiration of the undrawn committed credit facilities exceeds 1 year.

Note 35 - Acquisition of companies

	GroPep Ltd		Others		Total	
	Carrying amount prior to acquisition	Fair value on date of acquisition	Carrying amount prior to acquisition	Fair value on date of acquisition	Carrying amount prior to acquisition	Fair value on date of acquisition
The assets and liabilities arising from acquisitions are as follows:						
Intangible fixed assets	-	247	3	74	3	321
Property, plant and equipment	39	49	41	41	80	90
Inventories	27	38	29	70	56	108
Receivables and prepayments	28	19	71	57	99	76
Cash and cash equivalents	51	51	13	13	64	64
Liabilities	(14)	(31)	(31)	(191)	(45)	(222)
Acquired net assets	131	373	126	64	257	437
Goodwill on acquisitions		78		26		104
Total purchase price		451		90		541
Less:						
Cash and cash equivalents in acquired companies		51		13		64
Cash outflow from acquistion of companies		400		77		477
The acquired assets and goodwill comprise the following:						
Cash consideration		440		85		525
Direct costs attributable to the acquisitions		11		5		16
Total purchase price		451		90		541
Fair value of acquired net assets		373		64		437
Goodwill		78		26		104

GroPep Ltd

On January 12, 2006 Novozymes purchased 100% of the shares in GroPep Ltd. The total purchase price was DKK 451 million.

The fair value figures for GroPep Ltd are based on a provisional measurement as it was not possible to complete the measurements prior to preparation of the financial statements, due to the short period of ownership.

Others

On January 24, 2006 Novozymes purchased 82% of the shares in Qingdao Huayuan Fine Bio-Products Co. Ltd, with an option to purchase the remaining shares, and on July 6, 2006 Novozymes purchased 100% of the shares in Delta Biotechnology Ltd. We also acquired a technology within pest control. The total discounted purchase price was DKK 90 million.

The fair values on the dates on acquisition have been calculated using the information available, but there may be changes if new information comes to light.

Goodwill represents the difference between the value of the acquired companies and the values allocated to the specified net assets. Goodwill is thus an expression for assets for which a value cannot be measured reliably, including early-stage research projects and expected synergies arising in connection with amalgamation with the existing business.

Note 36 - Accounting estimates and judgements

In conformity with generally accepted accounting principles, calculation of the carrying amount of certain assets and liabilities requires estimates and judgements of future events. Estimates and judgements are based on historical experiences and other factors which Management considers reasonable and relevant. These assumptions may be incomplete or inaccurate, and unexpected events may occur, as a result of which the estimates and judgements made are subject to a certain degree of natural uncertainty.

Judgements and estimates critical to Novozymes' presentation of financial statements include those made in determining allowances for doubtful trade receivables, recognition of indirect production costs in inventories, determination of provisions and calculation of corporation tax.

Annual impairment testing of goodwill is also based on a number of assumptions when establishing expected cash flows for a number of years ahead. This naturally entails a certain degree of uncertainty.

Note 37 - Water allocated to primary source

	2006 1,000 m^3	2005 1,000 m^3
Drinking water	3,122	3,035
Industrial water	1,548	1,347
Steam	223	218
Water, total	4,893	4,600

Note 38 - Internally generated energy allocated to primary source

	2006 1,000 GJ	2005 1,000 GJ
Coal	20	0
Gas oil	77	101
Heavy fuel oil	205	195
Light fuel oil	12	14
Natural gas	532	511
Internally generated energy, total	846	821

Note 39 - Treated wastewater for irrigation

	2006 1,000 m^3	2005 1,000 m^3
Volume	646	630
Nitrogen, tons	15	23
Phosphorus, tons	10	10

Note 40 - Total waste volume by disposal method

	2006 Tons	2005 Tons
Incineration	1,184	2,236
Landfilling	3,039	3,931
Recycling	3,633	3,092
Other	781	841
Waste, total	8,637	10,100

Note 41 - CO_2 emissions by internally and externally generated energy

	2006 1,000 tons	2005 1,000 tons
Internally generated energy	55	53
Externally generated energy	351	324
CO_2 emissions, total	406	377

Note 42 - Global warming, CO_2-equivalents

	2006 1,000 tons	2005 1,000 tons
Internally generated energy	55	53
Externally generated energy	351	324
Ozone-depleting substances, HCFCs	2	9
CO_2-equivalents, total	408	386

Note 43 - Ozone layer depletion, CFC_{11}-equivalents

	2006 Kg	2005 Kg
HCFCs	52	215
CFC_{11}-equivalents, total	52	215

Note 44 - Employee statistics

	2006 No.	2005 No.
Women	1,625	1,417
Men	2,919	2,651
Employees, total	4,544	4,068
Full-time employees	4,284	3,828
Part-time employees	260	240
Employees, total	4,544	4,068
Denmark	2,234	2,177
Rest of Europe, Middle East and Africa	406	282
North America	659	655
Asia Pacific	1,064	777
Latin America	181	177
Employees, total	4,544	4,068
Senior management	141	130
Management	596	499
Professional	1,131	977
Administrative	542	515
Skilled workers, laboratory technicians and other technicians	876	763
Process operators	1,258	1,184
Employees, total	4,544	4,068

Note 45 - Percentage of women by job category

	2006 %	2005 %
Senior management	17.0	14.6
Management	28.2	28.7

As there is a particular focus on the percentage of women at management level, the percentage of women is only reported for Senior management and Management and not for other job categories.

Note 46 - Job creation

	2006 No.	2005 No.
Net growth in number of employees, organic	197	102
Net growth in number of employees, acquisitions	279	0
Terminations	319	245

Note 47 - Rate of absence by job category

	2006 %	2005 %
Senior management, Management, professional and administrative	1.2	1.1
Skilled workers, laboratory technicians, other technicians and process operators	3.5	4.0

Rate of absence has been broken down by grouped job categories based on whether the work carried out is primarily office-based, and is therefore not stated per job category.

Note 48 - Consequences of occupational accidents

	2006 No.	2005 No.
Return to original job	23	29
No longer employed by Novozymes, but still able to work	0	1
Case pending	4	0
Occupational accidents, total	27	30
Total days of absence	520	293

For the purpose of the comparative figures, cases which were pending at the end of 2005 have been updated in line with information available at the end of 2006. The derived figure for total days of absence has also been updated.

Note 49 - Consequences of occupational diseases

	2006 No.	2005 No.
Return to original job	5	5
Return to a different job in the same department	0	5
Transfer to a different job in another department	1	0
No longer employed by Novozymes, but still able to work	1	2
Out of work or early retirement	1	0
Case pending	3	0
Occupational diseases, total	11	12
Total days of absence	204	77

Key figures 2006-2002

DKK million		2006	2005	2004	2003	2002
Income statement						
Sales		6,802	6,281	5,988	5,775	5,632
Research and development costs		880	793	780	749	713
EBITDA		1,809	1,668	1,584	1,505	1,479
Operating profit		1,340	1,206	1,089	998	964
Financial items, net		(122)	(56)	(33)	32	(51)
Profit before tax		1,218	1,150	1,056	1,030	914
Net profit		911	861	775	746	656
Balance sheet						
Fixed assets		4,379	3,970	3,908	4,206	4,453
Current assets		3,586	3,339	3,168	3,292	3,745
Total assets		7,965	7,309	7,076	7,498	8,198
Share capital		650	696	726	754	754
Shareholders' equity		3,393	3,794	3,947	4,079	4,139
Non-current liabilities		2,634	2,073	1,865	1,970	2,899
Current liabilities		1,938	1,442	1,264	1,449	1,160
Net interest-bearing debt		1,455	877	638	782	1,069
Investments and cash flows						
Cash flow from operating activities		1,534	1,326	1,287	1,374	1,181
Cash flow from investing activities, net		(953)	(335)	(207)	(574)	(606)
Of which investments in property, plant and equipment, net		(463)	(324)	(279)	(389)	(334)
Free cash flow		581	991	1,080	800	575
Cash flow from financing activities		(851)	(1,136)	(1,029)	(998)	(368)
Net cash flow		(270)	(145)	51	(198)	207
Key figures						
Sales outside Denmark as a percentage of sales	%	98.2	96.9	95.8	96.2	96.7
Research and development costs as a percentage of sales	%	12.9	12.6	13.0	13.0	12.7
EBITDA margin	%	26.6	26.6	26.5	26.1	26.3
Operating profit margin	%	19.7	19.2	18.2	17.3	17.1
Net profit margin	%	13.4	13.7	12.9	12.9	11.6
Effective tax rate	%	25.2	25.1	26.6	27.6	28.2
Equity ratio	%	42.6	51.9	55.8	54.4	50.5
Return on equity	%	25.4	22.2	19.3	18.2	16.0
ROIC including goodwill	%	20.2	19.3	17.4	15.5	13.6
ROIC excluding goodwill	%	21.1	19.8	18.1	16.0	13.8
WACC	%	7.5	5.9	5.8	6.0	5.7

Companies in the Novozymes Group

Group companies

	Country	Activity						Issued share capital/paid-up capital	Percentage of shares owned
Novozymes Australia Pty. Ltd.	Australia			■			AUD	500,000	100
Novozymes GroPep Holding Pty. Ltd.	Australia					□	AUD	30,000,001	100
Novozymes GroPep Ltd.	Australia		●	■	▲		AUD	102,201,000	100
Novozymes Austria GmbH	Austria			■			EUR	36,337	100
Novozymes Belgium BV	Belgium			■			EUR	18,600	100
Novozymes Latin America Ltda.	Brazil	○	●	■			BRL	23,601,906	100
Novozymes (China) Biotechnology Co. Ltd.	China	○	●	■			CNY	859,058,400	100
Novozymes (China) Investment Co. Ltd.	China			■			CNY	816,449,373	100
Novozymes (Shenyang) Bioprocessing Co. Ltd.	China			■			CNY	16,152,411	100
Qingdao Huayuan Fine Bio-Products Co. Ltd.	China		●	■			CNY	27,000,000	82
Suzhou Hongda Enzyme Co. Ltd.	China	○	●	■			CNY	236,744,150	94
Novozymes A/S	Denmark	○	●	■	▲	□	DKK	650,000,000	100
Novozymes Bioindustrial A/S	Denmark					□	DKK	1,000,000	100
Novozymes Bioindustrial China A/S	Denmark					□	DKK	729,700,000	100
Novozymes Biopolymer A/S	Denmark			■	▲		DKK	710,000	100
Novozymes Biopolymer Holding A/S	Denmark					□	DKK	710,000	100
Novozymes Biotechnology A/S	Denmark					□	DKK	510,000	100
Novozymes Biologicals France S.A.	France			■			EUR	650,000	100
Novozymes France S.A.	France			■			EUR	45,735	100
Novozymes Deutschland GmbH	Germany			■			EUR	255,646	100
Novozymes South Asia Pvt. Ltd.	India			■			INR	50,000,020	100
Novozymes Italia S.r.l.	Italy			■			EUR	10,400	100
Novozymes Biologicals Japan Ltd.	Japan			■			JPY	30,000,000	100
Novozymes Japan Ltd.	Japan			■	▲		JPY	300,000,000	60
Novozymes Malaysia Sdn. Bhd.	Malaysia			■			MYR	6,666,414	100
Novozymes Mexicana, S.A. de C.V.	Mexico			■			MXN	338,100	100
Novozymes Mexico, S.A. de C.V.	Mexico			■			MXN	35,224,200	100
Novozymes Netherlands B.V.	Netherlands			■			EUR	18,000	100
Novozymes Singapore Pte. Ltd.	Singapore			■			SGD	2,000,000	100
Enzymes S.A. (Pty) Ltd.	South Africa			■			ZAR	100	100
Novozymes Korea Limited	South Korea			■			KRW	3,300,000,000	100
Novozymes Spain S.A.	Spain			■			EUR	360,607	100
Novozymes Biopharma AB	Sweden		●	■	▲		SEK	28,001,000	100
Novozymes Switzerland AG	Switzerland			■			CHF	5,000,000	100
Novozymes Switzerland Holding AG	Switzerland					□	CHF	3,000,000	100
Novozymes Enzim Dis Ticaret Limited Sirketi	Turkey			■			TRY	21,000	100
Novozymes Delta Ltd.	UK		●	■	▲		GBP	22,535,113	100
Novozymes UK Ltd.	UK			■			GBP	1,000,000	100
Novozymes, Inc.	USA				▲		USD	1,000	100
Novozymes Biologicals, Inc.	USA		●	■	▲		USD	3,000,000	100
Novozymes North America, Inc.	USA	○	●	■	▲		USD	17,500,000	100
Novozymes US, Inc.	USA					□	USD	115,387,497	100

Joint ventures	Country	Activity	Proportion of ownership interest
Hallas Park houseowners' association	Denmark	□	50
Smørmosen houseowners' association	Denmark	□	50

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Share information

The price of the Novozymes B share ended the year at DKK 486, up DKK 141 or 41% from the beginning of the year.

The Novozymes share performed 29 percentage points better than the Copenhagen Stock Exchange's OMXC20 blue-chip index, which climbed 12% during the year. Relative to other relevant stock indices the trend was also for the Novozymes share to gain more than the average.

In 2006, for the sixth year in a row, Dow Jones Sustainability Indexes named Novozymes as the listed biotechnology company with the greatest capacity, both in Europe and worldwide, to generate long-term shareholder value by exploiting opportunities and managing risks deriving from economic, environmental and social factors.

Novozymes' market capitalisation at the end of the year was DKK 31.6 billion. In terms of trading, the share was the 11th most traded on the Copenhagen Stock Exchange. Share turnover was fairly stable during the year. On an average day 225,000 shares were traded.

At Novozymes A/S' Annual Meeting of Shareholders on March 1, 2006 a decision was taken to write down the share capital by 4.6 million B shares, corresponding to DKK 46 million. Following this write-down, the share capital is DKK 650 million, corresponding to 65.0 million shares.

Novozymes invested a total of DKK 1,107 million in share buy-backs in 2006, and holdings of treasury shares made up 4.9% of the total share capital at year-end.

Novozymes' B share in 2006 – relative share price performance *versus* relevant indexes


Dow Jones STOXX Sustainability Index
OMXC20
Dow Jones Chemicals Europe
Novozymes A/S B
Share price
150
145
140
135
130
125
120
115
110
105
100
95
90
85
Jan 06
Mar 06
Jun 06
Sep 06
Dec 06

Share-related key figures	**2006**	**2005**
Share price (DKK)		
– high	497.5	349.5
– low	327.0	265.5
– year-end	486.0	345.0
Year-end market capitalisation and turnover (DKK billion)		
– A shares	5.2	3.7
– B shares	26.4	20.3
– total	31.6	24.0
Turnover, all trades	23.0	15.9
No. of shares, average (million)		
– diluted	64.5	67.1
No. of shares, year-end (million)		
– issued	65.0	69.6
– outstanding	61.8	63.9
– diluted	63.7	65.6

Shares not strategically owned (free float)	**2006**	**2005**
– all shares	74.5%	74.5%
– B shares	89.3%	88.1%
Key figures		
Earnings per share, diluted (DKK)	14.09	12.79
Cash flow from operating activities per share, diluted (DKK)	23.78	19.77
Dividend per share (DKK)	4.50	4.00
Year-end dividend yield (%)	0.9	1.2

Background information on the Novozymes share

Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange and are traded under ticker code NZYM B and ISIN DK0010272129. They have a nominal value of DKK 10 each.

Share capital and voting rights

	Share capital (DKK)	Votes	Votes (%)
A shares	107,487,200	1,074,872,000	66.5
B shares	542,512,800	542,512,800	33.5
Total	**650,000,000**	**1,617,384,800**	**100.0**

The A share capital is held by Novo A/S, which is wholly owned by the Novo Nordisk Foundation. In addition, Novo A/S holds 5,826,280 B shares, which overall gives Novo A/S 25.5% of the total share capital and 70.1% of the votes. This is why Novozymes is included in the consolidated financial statements of the Novo Nordisk Foundation. Novo A/S is domiciled in Gladsaxe, Denmark.

Novozymes' holding of treasury shares has been included when calculating the numbers and percentages of votes held.

Breakdown of shareholders

Name	% of B share capital	% of total share capital
Novo A/S, Gladsaxe, Denmark	10.7	25.5
Novozymes A/S, Gladsaxe, Denmark	5.9	4.9
Danish ATP, Hillerod, Denmark	6.8	5.7
Institutional investors, etc.	60.4	50.4
Private investors	16.2	13.5
Total	**100**	**100**

The figures for institutional investors include two foreign funds each holding just below 5% of the total share capital. It is estimated that the number of private shareholders is around 65,000, of whom 44,000 are registered by name.

Geographical distribution of shareholders

Country/region	% of B share capital	% of total share capital
Denmark	57	64
Rest of Europe	22	18
North America	19	16
Rest of the world	2	2
Total	**100**	**100**

Dividend

The Board of Directors proposes payment of a dividend of DKK 4.50 per share for 2006, compared with DKK 4.00 per share for 2005.

The dividend is disbursed in DKK less the statutory 28% deduction of Danish withholding tax. Shareholders resident in some countries may be eligible for a refund of withholding tax deducted in Denmark, subject to the double-taxation agreements in force between Denmark and the countries concerned.

Dividend dates

Resolution adopted at the Annual Meeting of Shareholders:	March 8, 2007
Last day of trading with right to dividend for 2006:	March 8, 2007
First day of trading without right to dividend for 2006:	March 9, 2007
Calculation date:	March 9, 2007
Disbursement of dividend:	March 12, 2007

Financial calendar

March 8, 2007	Annual Meeting of Shareholders
April 25, 2007	First quarter 2007 Group financial statement
August 9, 2007	First half 2007 Group financial statement
October 25, 2007	First nine months of 2007 Group financial statement

Shareholder magazine and annual report

The shareholder magazine *The Zymes* is distributed twice a year to all shareholders registered by name, in connection with the notice convening the Annual Meeting of Shareholders and after the publication of the financial statement for the first half of the year. The full annual report can be found at http://report2006.novozymes.com.

Equity analysts

A detailed list of the equity analysts covering Novozymes can be found at www.novozymes.com > Investor > Share info.

The following 19 companies were covering the company at year-end:

› ABG Sundal Collier
› ABN AMRO Bank
› Alm. Brand Børs
› Carnegie
› Cazenove
› Chevreaux
› Danske Equities
› Enskilda Securities
› FIH
› Handelsbanken Capital Markets
› HSH Gudme
› J.P. Morgan Securities
› Jyske Bank
› Merrill Lynch
› SG Securities
› Standard & Poor's
› Sydbank
› UBS
› Vontobel

Dialogue and contact

Visit Investor at www.novozymes.com for investor relations guidelines and information for both private and institutional shareholders, or contact Investor Relations:

Lene Aabo, Senior Director
Tel. +45 4446 0082, mobile +45 3077 0082
Fax +45 4442 1002
lefr@novozymes.com

Tobias Björklund, Manager (USA)
Tel. +1 919 649 2565
Fax +1 919 494 3450
tobb@novozymes.com

Ian Christensen, Manager
Tel. +45 4446 0341, mobile +45 3077 0341
Fax +45 4442 1002
isec@novozymes.com

Registration number

Novozymes A/S is registered with the Danish Commerce and Companies Agency under 10 00 71 27.

For more information on the Novozymes share visit www.novozymes.com > Investor > Share info

Novozymes' investor relations guidelines can be viewed at www.novozymes.com > Investor > Contacts

Accounting policies for Novozymes A/S

The financial statements for 2006 of Novozymes A/S have been prepared in accordance with the Danish Financial Statements Act (accounting class D) and the regulations of the Copenhagen Stock Exchange on the presentation of accounts by listed companies. The accounting policies are unchanged from last year.

As the accounting policies for Novozymes A/S only differ from those of the Group, which follow IFRS, with respect to a few items, only the accounting policies which differ from the Group's are detailed below. Reference is made to "Accounting policies for the Novozymes Group" for the other items.

Recognition and measurement in general

Revenue is recognised in the income statement as it is earned. Value adjustments of financial assets and liabilities measured at fair value or amortised cost are also recognised in the income statement. All costs incurred in generating the year's revenue are also recognised in the income statement, including depreciation, amortisation and impairment losses.

Assets are recognised in the balance sheet when it is considered probable that future economic benefits will accrue to the company, and the value of the asset can be measured on a reliable basis. Liabilities are recognised in the balance sheet when they are considered probable and can be measured on a reliable basis. When first recognised, assets and liabilities are measured at cost. Thereafter assets and liabilities are measured as described below for each item of the accounts.

The recognition and measurement principles take due account of predictable losses and risks occurring prior to the presentation of the financial statements that confirm or refute the conditions prevailing on the balance sheet date.

Business combinations

Acquisition of new companies is treated by use of the purchase method, and the assets and liabilities of each new company are thus restated at fair value at the time of acquisition. Goodwill is recognised as an asset in the balance sheet and amortised over the expected useful life. Goodwill from acquisitions is adjusted for changes in recognition and measurement of net assets until one full financial year after the date of acquisition. Amortisation of goodwill is allocated in the financial statements to the functions to which it relates. Newly acquired companies are recognised as from the date of acquisition and no adjustment is made to comparative figures.

Translation of foreign currencies

Transactions in foreign currencies are translated into Danish kroner at the rates of exchange on the transaction date. Monetary items denominated in foreign currencies are translated into Danish kroner using the exchange rates on the balance sheet date.

Realised and unrealised foreign exchange gains and losses are recognised in the income statement under financial items, with the exception of the following exchange rate differences recognised directly in Retained earnings under Shareholders' equity:

› Translation of long-term intercompany loans, which are considered to be an addition to net assets in subsidiaries, at the exchange rates on the balance sheet date.
› Adjustment of currency swaps contracted to hedge net assets in subsidiaries at the exchange rates on the balance sheet date.

Share-based payment with treasury shares

Most of the company's employees are covered by share option programmes and there is also a share-based incentive programme for Executive Management. The plans are equity-settled.

The fair value of the employee services received in exchange for the grant of share options is computed using the value of the granted share options. The fair value of the granted share options is calculated using the Black-Scholes model, and the fair value of the share-based incentive programme is calculated using the share price on the grant date less the expected dividend in the vesting period.

The fair value of share-based payment on the grant date is recognised as an employee cost over the period in which the right to the share options is accrued. In measuring the fair value, account is taken of the number of employees expected to gain entitlement to the share options, and this estimate is adjusted at the end of the period such that only the number of options to which employees are entitled are recognised. The value of equity programmes is offset against Shareholders' equity.

Balance sheet

Intangible fixed assets

The accounting policies for intangible fixed assets follow those of the Group, with the exception of goodwill, which is amortised over the useful life, not exceeding 20 years.

Financial fixed assets

Participating interests in subsidiaries are recognised using the equity method, i.e. at the respective proportion of the shareholders' equity of subsidiaries with addition of goodwill.

The company's share of the net profits of subsidiaries less unrealised intercompany profits on inventories is recognised in the income statement of the parent company. If the shareholders' equity of subsidiaries is negative, receivables from the subsidiaries will be offset against the parent company's share of the negative equity on the basis of a concrete assessment. If the parent company has a legal or constructive obligation to cover the company's negative equity, a provision is recognised.

To the extent that it exceeds dividends received from such subsidiaries, net revaluation of participating interests in subsidiaries is recognised in the net revaluation reserve under Shareholders' equity.

Securities

From the time of the Demerger, shares in Novo Nordisk A/S are recognised in the balance sheet as Securities under Current assets. Shares in Novo Nordisk A/S are used to hedge share option commitments for which Novozymes A/S is liable, and are recognised at the option prices.

Dividend

The dividend proposed for the financial year is shown as a separate item under Shareholders' equity.

Income statement - Novozymes A/S

Note		2006 DKK million	2005 DKK million
1	Net turnover	3,853	3,493
2	Cost of goods sold	2,057	1,990
	Gross profit	1,796	1,503
2	Sales and distribution costs	516	525
2	Research and development costs	632	711
2, 3	Administrative costs	457	346
	Licence fees and Other operating income, net	758	648
	Operating profit	949	569
7	Income before tax on participating interests in subsidiaries	370	609
4	Financial income	59	77
4	Financial costs	155	109
	Profit before tax	1,223	1,146
	Corporation tax	309	289
	Net profit	914	857
	Proposed appropriation of net profit		
	Dividend to shareholders	278	256
	Revaluation reserve according to the equity method	(15)	143
	Retained earnings	651	458
		914	857
	Proposed dividend per share	DKK 4.50	DKK 4.00

Statement of shareholders' equity

	Share capital DKK million	Revaluation reserve according to the equity method DKK million	Treasury shares DKK million	Retained earnings DKK million	Proposed dividend DKK million	Total DKK million
Shareholders' equity at January 1, 2006	696	662	(1,659)	3,797	256	3,752
Net profit		(15)		929		914
Dividend:						
Dividend paid					(278)	(278)
Dividend paid relating to treasury shares					23	23
Proposed dividend, gross				(292)	292	-
Proposed dividend relating to treasury shares				14	(14)	-
Treasury shares:						
Purchase of treasury shares			(1,107)			(1,107)
Sale of treasury shares			111			111
Write-down of share capital	(46)		1,206	(1,160)		-
Currency translation of investments in subsidiaries, etc.				(170)		(170)
Value adjustment of hedging instruments				107		107
Other adjustments				(25)		(25)
Shareholders' equity, December 31, 2006	650	647	(1,449)	3,200	279	3,327
Shareholders' equity at January 1, 2005	726	519	(1,316)	3,755	233	3,917
Net profit		143		714		857
Dividend:						
Dividend paid					(254)	(254)
Dividend paid relating to treasury shares				2	21	23
Proposed dividend, gross				(278)	278	-
Proposed dividend relating to treasury shares				22	(22)	-
Treasury shares:						
Purchase of treasury shares			(1,053)			(1,053)
Sale of treasury shares			126			126
Write-down of share capital	(30)		584	(554)		-
Currency translation of investments in subsidiaries, etc.				242		242
Value adjustment of hedging instruments				(141)		(141)
Other adjustments				35		35
Shareholders' equity, December 31, 2005	696	662	(1,659)	3,797	256	3,752

Reference is made to Note 18 in the consolidated financial statements concerning treasury shares and average number of shares.

Balance sheet - Novozymes A/S

Note		Dec. 31, 2006 DKK million	Dec. 31, 2005 DKK million
	ASSETS		
	Completed IT development projects	48	65
	Acquired patents, licences and know-how	232	201
	Goodwill	3	4
	IT development projects in progress	33	20
5	Intangible fixed assets	316	290
	Land and buildings	1,001	1,023
	Production equipment and machinery	579	558
	Other equipment	196	193
	Property, plant and equipment under construction	261	279
6	Property, plant and equipment	2,037	2,053
	Participating interests in subsidiaries	2,136	2,178
	Amounts owed by subsidiaries	-	22
	Other securities and participating interests	56	52
7	Financial fixed assets	2,192	2,252
	Total fixed assets	4,545	4,595
	Raw materials and consumables	95	93
	Work in progress	238	251
	Finished goods	431	368
	Inventories	764	712
	Trade receivables	404	359
	Amounts owed by affiliated companies	1,244	1,047
	Tax receivable	131	131
8	Other receivables	119	115
	Receivables	1,898	1,652
	Securities	55	71
	Cash at bank and in hand	84	54
	Total current assets	2,801	2,489
	Total assets	7,346	7,084

Balance sheet - Novozymes A/S

Note		Dec. 31, 2006 DKK million	Dec. 31, 2005 DKK million
	LIABILITIES AND SHAREHOLDERS' EQUITY		
9	Share capital	650	696
	Revaluation reserve according to the equity method	647	662
	Treasury shares	(1,449)	(1,659)
	Retained earnings	3,200	3,797
	Proposed dividend	279	256
	Total shareholders' equity	3,327	3,752
	Provisions for deferred tax	231	176
	Other provisions	11	12
	Total provisions	242	188
10	Credit institutions	1,708	1,353
	Total non-current liabilities	1,708	1,353
	Credit institutions	435	54
	Trade payables	219	176
	Amounts owed to affiliated companies	954	968
	Other payables	461	593
	Total current liabilities	2,069	1,791
	Total liabilities	3,777	3,144
	Total liabilities and shareholders' equity	7,346	7,084

Notes regarding:

11 Segment information
12 Contingent liabilities and pending litigation
13 Related party transactions
14 Joint ventures
15 Statement of cash flows
16 Changes to the accounting policies

Note 1 - Net turnover

	2006 DKK million	2005 DKK million
Geographical distribution:		
Denmark	121	193
Rest of Europe, Middle East and Africa	2,428	2,246
North America	497	325
Asia Pacific	642	586
Latin America	165	143
Total net turnover	3,853	3,493

Note 2 - Employee costs

	2006 DKK million	2005 DKK million
Wages and salaries	1,062	1,035
Pensions - defined contribution plans	97	85
Other social security costs	17	24
Other employee costs	43	26
Total employee costs	1,219	1,170

Reference is made to Note 25 in the consolidated financial statements concerning remuneration to the Board of Directors and Management.

	2006	2005
Average number of employees in Novozymes A/S	2,201	2,162

Note 3 - Fees to statutory auditor

	2006 DKK million	2005 DKK million
Fees to the Danish auditor elected by the Annual Meeting of Shareholders, PricewaterhouseCoopers		
Total fee	8	8
of which pertaining to audit	4	4

Note 4 - Financial income and costs

	2006 DKK million	2005 DKK million
Interest income relating to subsidiaries	29	16
Interest costs relating to subsidiaries	22	8

Note 5 - Intangible fixed assets

	Completed IT development projects DKK million	Acquired patents, licences and know-how DKK million	Goodwill DKK million	IT development projects in progress DKK million	Total DKK million
Cost at January 1, 2006	251	388	4	20	663
Additions during the year	3	56	0	24	83
Disposals during the year	-	-	-	-	-
Transfer (to)/from other items	11	-	-	(11)	-
Cost at December 31, 2006	265	444	4	33	746
Amortisation and impairment losses, January 1, 2006	186	187	-		373
Amortisation and impairment losses for the year	31	25	1		57
Amortisation and impairment losses eliminated on disposals during the year	-	-	-		-
Amortisation and impairment losses at December 31, 2006	217	212	1		430
Carrying amount at December 31, 2006	48	232	3	33	316

Note 6 - Property, plant and equipment

	Land and buildings DKK million	Production equipment and machinery DKK million	Other equipment DKK million	Property, plant and equipment under construction DKK million	Total DKK million
Cost at January 1, 2006	1,718	2,655	716	279	5,368
Additions during the year	3	25	16	181	225
Disposals during the year	(1)	(14)	(58)	(10)	(83)
Transfer (to)/from other items	19	127	43	(189)	-
Cost at December 31, 2006	1,739	2,793	717	261	5,510
Depreciation and impairment losses, January 1, 2006	695	2,097	523		3,315
Depreciation and impairment losses for the year	44	130	55		229
Depreciation and impairment losses eliminated on disposals during the year	(1)	(13)	(57)		(71)
Depreciation and impairment losses at December 31, 2006	738	2,214	521		3,473
Carrying amount at December 31, 2006	1,001	579	196	261	2,037

The latest official evaluation of the company's properties for property tax purposes amounts to DKK 910 million.

Note 7 - Financial fixed assets

	Participating interests in subsidiaries DKK million	Amounts owed by subsidiaries DKK million	Other securities and participating interests DKK million	Total DKK million
Cost at January 1, 2006	1,807	30	52	1,889
Additions during the year	133	-	4	137
Disposals during the year	(266)	(30)	-	(296)
Cost at December 31, 2006	**1,674**	**-**	**56**	**1,730**
Revaluation reserve at January 1, 2006	371	(8)		363
Profit before tax	370	-		370
Corporation tax on profit for the year	(126)	-		(126)
Dividends received	(269)	-		(269)
Currency adjustment	(175)	-		(175)
Other adjustments	291	8		299
Revaluation reserve at December 31, 2006	**462**	**-**		**462**
Carrying amount at December 31, 2006	**2,136**	**-**	**56**	**2,192**

Participating interests in subsidiaries are detailed in the overview of companies in the Novozymes Group in the consolidated financial statements.

Note 8 - Other receivables

	2006 DKK million	2005 DKK million
Interest	-	14
Public authorities	8	22
Prepaid expenses	23	45
Hedging instruments	44	12
Other receivables	44	22
Total other receivables at December 31	119	115

Note 9 - Share capital

Reference is made to Note 18 in the consolidated financial statements concerning treasury shares and share capital.

Note 10 - Credit institutions

	2006 DKK million	2005 DKK million
Non-current loans in credit institutions which fall due after 5 years amount to	557	557

Note 11 - Segment information

Reference is made to Note 1 in the consolidated financial statements concerning segment information.

Note 12 - Contingent liabilities and pending litigation

	2006 DKK million	2005 DKK million
Contingent liabilities		
Rental and leasing commitments expiring within the following periods from the balance sheet date:		
Within 1 year	19	17
Between 1 and 2 years	14	14
Between 2 and 3 years	11	11
Between 3 and 4 years	10	9
Between 4 and 5 years	9	7
After 5 years	22	23
Total contingent liabilities at December 31	85	81

The above rental and leasing commitments are related to non-cancellable operational leasing contracts.

The following amounts have been recognised in the income statement for Novozymes A/S in respect of operational leasing and rentals	38	32

	2006 DKK million	2005 DKK million
Other contingent liabilities		
Contractual obligations to third parties relating to capital expenditure	51	42
Other guarantees and commitments to third parties	96	78
Other guarantees and commitments to affiliated companies	157	199

Pending litigation and arbitration
Reference is made to Note 28 in the consolidated financial statements concerning pending cases.

Liability for the debts and obligations of Novo Nordisk A/S
Reference is made to Note 28 in the consolidated financial statements concerning liability for the debts and obligations of Novo Nordisk A/S.

Note 13 - Related party transactions

Reference is made to Note 30 in the consolidated financial statements concerning transactions with related parties.

Note 14 - Joint ventures

Reference is made to Note 29 in the consolidated financial statements concerning joint ventures.

Note 15 - Statement of cash flows

Reference is made to the Statement of cash flows and financial resources in the consolidated financial statements.

Note 16 - Changes to the accounting policies

The accounting policies for Novozymes A/S were changed from January 1, 2005 within the areas stated below.

The comparative figures for 2005 have been restated.

a) Borrowing costs
Interest costs relating to loans taken up to finance major investments are no longer included in the costs of the assets but are recognised as a cost in the financial year in which they are incurred. This change has been implemented with retroactive effect.

b) Share-based payment with treasury shares
The value of share-based payment with treasury shares is recognised in the income statement as employee costs over the vesting period. The value of these schemes, which are equity-settled, is offset against Shareholders' equity. This change was implemented with effect from January 1, 2004.

Glossary

Bioethanol
Fuel produced using fermentable sugars either from cereals, maize (corn) or other grains (first generation), or from cellulosic biomass such as straw, stalks (stover) and other plant waste (second generation).

Biopolymers
Relatively large chains (= polymers) of molecules that are found in all living organisms (= bio: human beings, animals and plants), e.g. as protein or carbohydrates.

Corporate governance
Systems used to manage and control a company. Corporate governance essentially deals with internal processes, the general principles with which companies' management should comply, and how companies' management structures and tasks can most effectively be organised and implemented in practice.

Diluted
Average number of shares outstanding including in-the-money share options.

Dow Jones Sustainability Indexes
Global indexes which analyse and rank companies' performance on the basis of business and sustainability criteria. They provide asset managers with benchmarks for managing sustainability portfolios.

Earnings per share (diluted)
Net profit divided by the weighted average number of shares outstanding (diluted).

Enzymes
Proteins that are found naturally in all living organisms. Enzymes act as catalysts, helping to convert one substance into another.

Equity ratio
Total shareholders' equity at year-end as a percentage of total liabilities and total shareholders' equity at year-end.

Free cash flow
Cash flow from operating and investing activities.

Net interest-bearing debt
The market value of interest-bearing liabilities (financial liabilities and other non-current liabilities) less the market value of cash at bank and in hand and other easily convertible interest-bearing current assets.

Occupational accidents and occupational diseases
Calculation of the frequency of occupational accidents and occupational diseases:

$$\frac{\text{no. of occupational accidents} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

and

$$\frac{\text{no. of occupational diseases} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

Operating profit margin
Operating profit as a percentage of net sales.

Proteins
Molecules which are found in all living organisms and which are essential for all vital processes. Enzymes are proteins.

Return on equity
Profit as a percentage of average shareholders' equity.

Return on invested capital (ROIC)
Operating profit after tax as a percentage of average invested capital. Operating profit is adjusted for net foreign exchange gain/loss.

Forward-looking statements

The Novozymes Report 2006 contains forward-looking statements, including the financial outlook for 2007. Forward-looking statements are by their very nature associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Contact persons – editorial group

Environment, Bioethics, Social responsibility and Business integrity: Claus Frier, Sustainability Development Center, claf@novozymes.com, tel. +45 4442 4587
Board of Directors and Shareholders: Ian Christensen, Investor Relations, isec@novozymes.com, tel.. +45 4446 0082
Accounts and Data: Jens Breitenstein, Finance, jlb@novozymes.com, tel.. +45 4443 1087
Editor: Cirkeline Buron, Stakeholder Communications, cirb@novozymes.com, tel. +45 4446 0626

Publisher: Novozymes Stakeholder Communications. **Text:** 2Way Communications and Novozymes Stakeholder Communications.
Photos: Nicky Bonne and Sumo Brothers. **Design:** Bysted A/S. **Translation & proofreading:** Borella projects.
Printing: Centertryk. Printed in February 2007 on environmentally friendly paper.


novozymes
Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark
Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com
For more information
or for international office
addresses please see
www.novozymes.com
Novozymes A/S 2007-02115-01

Trading by insiders in Novozymes A/S B shares

February 1, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Peder Holk Nielsen	EVP, Sales & Marketing	31/1 2007	Share options	+ 300 - 300	30,300 148,650

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +453079 3338

Cirkeline Buron
Tel. (direct): +454446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Stock exchange announce[illegible]nt, Nov[illegible]

Trading by insiders in Novozymes A/S B shares

January 31, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Arne W. Schmidt	Executive Vice President	26/1 2007	Shares	-20,000	10,032,600

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +453079 3338

Cirkeline Buron
Tel. (direct): +454446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Stock exchange announcement, Novozymes

Trading by insiders in Novozymes A/S B shares

January 31, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Kurt Anker Nielsen	Vice chairman of the board	30/1 2007	Share options	2,068	208,868

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +453079 3338

Cirkeline Buron
Tel. (direct): +454446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

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